Val-d'Or Head Office 560, 3e Avenue Val-d'Or (Québec) J9P 1S4
Québec Office 725, Lebourgneuf Blvd. Suite 310-12 Québec (Québec) G2J 0C4	Montréal Office 859, Jean-Paul-Vincent Blvd. Suite 201 Longueuil (Québec) J4G 1R3	Phone: 819-874-0447 Toll-Free: 866-749-8140 Email: info@innovexplo.com Website: www.innovexplo.com

NI 43-101 Technical Report and Mineral Resource Estimate
for the Cariboo Gold Project, British Columbia, Canada

Prepared for:

Osisko Gold Royalties Ltd 1100, av. des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC, H3B 2S2	Osisko Development Corp. 1100, av. des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC, H3B 2S2

Barkerville Gold Mines Ltd

Suite 1440 - 155 University Avenue

Toronto, Ontario, M5H 3B7

Project Location

Latitude: 53°06' North; Longitude: 121°34' West

Province of British Columbia, Canada

Prepared by:

Christine Beausoleil, P.Geo. Carl Pelletier, P.Geo.
InnovExplo Inc. Val-d'Or (Québec)

Effective Date: October 5, 2020

Signature Date: October 5, 2020

SIGNATURE PAGE - INNOVEXPLO

NI 43-101 Technical Report and Mineral Resource Estimate
for the Cariboo Gold Project, British Columbia, Canada

Project Location

Latitude: 53°06' North; Longitude: 121°34' West

Province of British Columbia, Canada

Prepared for

Osisko Gold Royalties Ltd 1100, av. des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC, H3B 2S2	Osisko Development Corp. 1100, av. des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC, H3B 2S2

Barkerville Gold Mines Ltd

Suite 1440 - 155 University Avenue

Toronto, Ontario, M5H 3B7

Effective Date: October 5, 2020

(Original signed and sealed)	Signed at Val-d'Or on October 5th, 2020
Christine Beausoleil, P.Geo. InnovExplo Inc. Val-d'Or (Québec)

(Original signed and sealed)	Signed at Val-d'Or on October 5th, 2020
Carl Pelletier, P.Geo. InnovExplo Inc. Val-d'Or (Québec)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	ii

CERTIFICATE OF AUTHOR - CHRISTINE BEAUSOLEIL

I, Christine Beausoleil, P.Geo. (OGQ No. 656, PGO No. 2958, EGBC No. 36156), do hereby certify that:

1. I am a professional geoscientist, employed as Geology Director of InnovExplo Inc., located at 560, 3e Avenue, Val-d'Or, Québec, Canada, J9P 1S4.

2. This certificate applies to the report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") with an effective date and signature date of October 5, 2020. The Technical Report was prepared for Osisko Gold Royalties Ltd, Barkerville Gold Mine Ltd and Osisko Development Corp (the "issuers").

3. I graduated with a Bachelor of Geology degree from Université du Québec à Montréal (Montréal, Québec) in 1997.

4. I am a member in good standing of the Ordre des Géologues du Québec (OGQ licence No. 656), the Association of Professional Geoscientists of Ontario (PGO licence No. 2958) and the Engineers & Geoscientists of British Columbia (EGBC licence No. 36156).

5. I have practiced my profession continuously as a geologist for a total of 23 years. During that time, I have been involved in mineral exploration, mine geology, ore control and resource modelling projects for gold, copper, zinc and silver properties in Canada.

6. I have read the definition of "qualified person" set out in National Instrument 43-101/Regulation 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of that instrument.

7. I conducted two site visits from January 22-25, 2019 and April 3-6, 2018.

8. I am the author of items 4 to 11, 23 and 24 of the Technical Report, and I am co-author and share responsibility for sections of items 1 to 3, 12 to 14 and 25 to 27.

9. I have not had prior involvement with the property that is the subject of this Technical Report.

10. I am independent of the issuer - Osisko Gold Royalties as well as Osisko Development and Barkerville Gold Mines - in accordance with the application of Section 1.5 of NI 43-101.

11. I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in accordance with that instrument and form.

12. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Signed this 5th day of October 2020 in Val-d'Or, Québec.

(Original signed and sealed)

Christine Beausoleil, P.Geo.

InnovExplo Inc.

christine.beausoleil@innovexplo.com

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CERTIFICATE OF AUTHOR - CARL PELLETIER

I, Carl Pelletier, P.Geo. (OGQ No. 384, PGO No. 1713, EGBC No. 43167 and NAPEG No. L4160), do hereby certify that:

1. I am a professional geoscientist and Co-President Founder of InnovExplo Inc., located at 560, 3e Avenue, Val-d'Or, Québec, Canada, J9P 1S4.

2. This certificate applies to the report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") with an effective and signature date of October 5, 2020. The Technical Report was prepared for Osisko Gold Royalties Ltd, Barkerville Gold Mine Ltd and Osisko Development Corp (the "issuers").

3. I graduated with a Bachelor's degree in Geology (B.Sc.) from Université du Québec à Montréal (Montréal, Québec) in 1992, and I initiated a Master's degree at the same university for which I completed the course program but not the thesis.

4. I am a member of the Ordre des Géologues du Québec (OGQ, No. 384), the Association of Professional Geoscientists of Ontario (PGO, No. 1713), the Association of Professional Engineers and Geoscientists of British Columbia (EGBC, No. 43167), the Northwest Territories Association of Professional Engineers and Geoscientists (NAPEG, No. L4160), and the Canadian Institute of Mines (CIM).

5. My relevant experience includes a total of 28 years since my graduation from university. My mining expertise has been acquired at the Silidor, Sleeping Giant, Bousquet II, Sigma-Lamaque and Beaufor mines. My exploration experience has been acquired with Cambior Inc. and McWatters Mining Inc. I have been a consulting geologist for InnovExplo Inc. since February 2004.

6. I have read the definition of a "qualified person" set out in National Instrument 43-101/Regulation 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of that instrument.

7. I am co-author and share responsibility for items 1 to 3, 12 to 14 and 25 to 27 of the Technical Report.

8. I did not visit the site in 2020; however, I conducted two site visits in the past: February 1-4, 2016 and May 3-12, 2016.

9. I have not had prior involvement with the property that is the subject of this Technical Report.

10. I am independent of issuer - Osisko Gold Royalties as well as Osisko Development and Barkerville Gold Mines - in accordance with the application of Section 1.5 of NI 43-101.

11. I have read NI 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in accordance with that instrument and form.

12. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Signed this 5th day of October 2020 in Val-d'Or, Québec.

(Original signed and sealed)

Carl Pelletier, P.Geo.

InnovExplo Inc.

carl.pelletierl@innovexplo.com

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	iv

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NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	6

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	7

LIST OF FIGURES

Figure 4.1 - Location of the Cariboo Gold Project	26

Figure 4.2 - Mineral title and ownership map for the Cariboo Gold Project	27

Figure 4.3 - Map of placer claims and placer leases on the Cariboo Gold Project	28

Figure 4.4 - Map of Crown-granted mineral claims on the Cariboo Gold Project	29

Figure 5.1 - Access to the Cariboo Gold Project	41

Figure 5.2 - Aerial view of the town of Wells looking east Accessibility	43

Figure 6.1 - Historical geological plan of the 1500 level and longitudinal section, Cariboo Gold Quartz Mine	45

Figure 6.2 - Historical longitudinal section, Island Mountain and Cariboo Gold Quartz mines	46

Figure 6.3 - Location of DDH drilled on the Cariboo Gold Project by Barkerville between 2015 and 2018	64

Figure 6.4 - Location of DDH drilled on the Cariboo Gold Project by Barkerville in 2018	65

Figure 6.5 - Location of all DDH drilled on the regional Grouse Creek target in 2018	66

Figure 7.1 - Tectonic cross section showing the elements of the Canadian Cordillera	67

Figure 7.2 - Tectonic architecture of the Cariboo Gold District	68

Figure 7.3 - Regional geological setting of the Cariboo Gold District	69

Figure 7.4 - Stratigraphic interpretations of the Snowshoe Group	70

Figure 7.5 - Techtonostratigraphic facies model for Island and Cow Mountains	72

Figure 7.6 - Tectonostratigraphic facies model for Barkerville Mountain	73

Figure 7.7 - Depositional model for metasedimentary units hosting the Island Mountain, Cow Mountain and Barkerville Moutain deposits	74

Figure 7.8 - Surface geology on the Cariboo Gold Project	76

Figure 7.9 - Geological units observed on the Cariboo Gold Project	77

Figure 7.10 - Deformation phases and associated fabrics on the Cariboo Gold Project	78

Figure 7.11 - Schematic illustration showing relative orientation of variable structures arising from polyphase deformation within the Wells Barkerville area	79

Figure 7.12 - Mineralization styles observed on the Cariboo Gold Project.	82

Figure 7.13 - Structural controls on the mineralization of the Cariboo Gold Project	83

Figure 7.14 - Schematic vertical section (looking NE) of vein alteration observed on the Cariboo Gold Project	84

Figure 7.15 - Alteration on the Cariboo Gold Project	85

Figure 7.16 - Compilation of age dating for the Cariboo Gold District	86

Figure 8.1 - Composite model of the mineralization styles on the Cariboo Gold Project	90

Figure 8.2 - Model for the formation of vertical AP veins on the Cariboo Gold Project	91

Figure 9.1 - 2019 regional mapping and sampling location map for the Cariboo Gold Project	94

Figure 10.1 - Barkerville holes location on the Cariboo Gold Project as of September 28, 2020	105

Figure 10.2 - Barkerville 2019 Program holes location on Island Mountain	106

Figure 10.3 - Drill hole cross-section of the Shaft deposit on Island Mountain	107

Figure 10.4 - Barkerville 2019 Program holes location on Cow Mountain	108
NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	8

Figure 10.5 - Drill hole cross-section of 2019 Cow Mountain Select DDH	109

Figure 10.6 - Barkerville 2019 Program holes location on Barkerville Mountain	110

Figure 10.7 - Drill hole cross-section of 2019 Lowhee Zone (Barkerville Mt) Select DDH	111

Figure 10.8 - Barkerville 2019 Program holes location on Proserpine Mountain	112

Figure 10.9 - Drill hole cross-section of 2019 Proserpine Mountain Select DDH	113

Figure 11.1 - Example of results for standard OREAS 226 for the 2019 Program	119

Figure 11.2 - Results of blanks for the 2019 Program	120

Figure 12.1 - Core review example (hole ID BM-19-072)	125

Figure 13.1: Sample locations - Plan view	127

Figure 13.2: Sample locations - Section view	128

Figure 13.3: Testwork program map and samples produced for extended testwork	128

Figure 13.4: Mineralogical distribution of gold occurrences	131

Figure 13.5: Gold association by size	131

Figure 13.6: Mineral sorting grade recovery curves	136

Figure 13.7: Gold recovery flotation kinetics	139

Figure 13.8: Impact of flotation time on mass pull and gold recovery	140

Figure 13.9: Leach recovery and residue grade as a function of grind size	143

Figure 13.10: Yield value versus percent solids	146

Figure 14.1 - Surface plan view of the validated diamond drill holes used to in the 2020 MRE for the deposits of the Cow-Island-Barkerville Mountain Corridor	150

Figure 14.2 - Surface plan view of the validated Bonanza Ledge diamond drill holes used for the 2019 MRE	151

Figure 14.3 - Mineralized solids of the Cow, Valley, Shaft, Mosquito, Lowhee, BC Vein and KL models	153

Figure 14.4 - Example of data used for the 3D Shaft deposit model	154

Figure 14.5 - Isometric view of the BC Vein and KL deposit models, and the AP-LP contact surface	154

Figure 14.6 - Isometric view of the BC Vein, Bonanza Ledge, and KL deposit models	155

Figure 14.7 - Plan and longitudinal view of the 5-m buffer voids for Cow Mountain and Island Mountain	156

Figure 14.8 - Longitudinal view of the 5-m buffer voids for the BC Vein, Bonanza Ledge, and KL deposits	157

Figure 14.9 - Indicator variograms for the Shaft deposit	159

Figure 14.10 - Grade log histogram and probability plot for the Shaft deposit	159

Figure 14.11 - Variogram models of gold grade for the Shaft deposit	163

Figure 14.12 - Validation of the Shaft block model, comparing drill hole composites and block model grade values	165

Figure 14.13 - Shaft model validation using three-direction swath plots comparing the different interpolation methods to the DDH composites	166

Figure 14.14 - Example of a clipping boundary for classification	168

Figure 14.15 - Longitudinal view showing the classified mineral resources of the Bonanza Ledge deposit	169
NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	9

LIST OF TABLES

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1. SUMMARY

Introduction

Osisko Gold Royalties Ltd ("Osisko Royalties"), through its wholly-owned subsidiary Barkerville Gold Mines Ltd. ("Barkerville), retained InnovExplo Inc. ("InnovExplo") to prepare this technical report (this "Technical Report") to present an updated mineral resource estimate and geological model (the "2020 MRE") for the Cariboo Gold Project, located in the historic Cariboo Mining District in east-central British Columbia, east and southeast of the City of Quesnel, British Columbia (the "Project"). This Technical Report has been prepared in accordance with Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and Form 43-101F1 and follows the CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Definition Standards").

The 2020 MRE was prepared by Barkerville staff under the supervision of Maggie Layman, Vice-President Exploration of Barkerville and reviewed and validated by InnovExplo, an independent mining and exploration consulting firm based in Val-d'Or, Québec.

The 2020 MRE updates the previous mineral resource estimates of the Project (see Beausoleil and Pelletier (2019) and Morgan et al. (2019)).

The Project is comprised of three key mineral deposits, which include Cow Mountain, Island Mountain and Barkerville Mountain (collectively, the "Cow-Island-Barkerville Mountain Corridor").

This Technical Report has been addressed to each of Osisko Royalties, Barkerville and Osisko Development Corp. ("Osisko Development" and, together with Osisko Royalties and Barkerville, the "Issuers"). While the Project is owned by Barkerville, a wholly owned subsidiary of Osisko Royalties as of the date of this Technical Report, Osisko Royalties announced a transaction on October 5, 2020, which would result in Barkerville (including the Project) being transferred to a company to be renamed "Osisko Development Corp.", resulting from the reverse take-over of Barolo Ventures Corp. This Technical Report has been addressed to "Osisko Development Corp." as the authors intend that Osisko Development be entitled to rely on the 2020 MRE.

Osisko Royalties is an intermediate Canadian mining company focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko Royalties is currently listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "OR".

Osisko Development will have a mandate of becoming a North American mine development company with a focus towards becoming a mid-tier gold miner with opportunities for immediate production. Osisko Development will be listed on the TSX Venture Exchange ("TSXV") under the symbol "ODV" upon closing of the transaction announced on October 5, 2020.

Qualified Persons

This Technical Report was prepared by Christine Beausoleil (P.Geo.), Geology Director of InnovExplo, and Carl Pelletier (P.Geo.), Co-President Founder of InnovExplo. Both are independent and qualified persons ("QPs") under NI 43-101.

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Ms. Beausoleil is a professional geologist in good standing with the OGQ (No. 656), PGO (No. 2958) and EGBC (No. 36156). She is the author of items 4 to 11, 13, 23 and 24, and co-author of items 1 to 3, 12, 14 and 25 to 27.

Mr. Pelletier is a professional geologist in good standing with the OGQ (No. 384), PGO (No. 1713), EGBC (No. 43167) and NAPEG (No. L4160). He is co-author of items 1 to 3, 12, 14 and 25 to 27.

Property Description and Location

The Project is located in the historical Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extends for approximately 60 km from northwest to southeast.

The Project falls within the Cariboo Regional District, a division of the local government system in British Columbia. The main towns in the Project area are Wells and Barkerville Historic Town & Park. Wells is situated 74 km east of Quesnel, approximately 115 km southeast of Prince George, and roughly 500 km north of Vancouver.

The Project comprises 407 mineral titles totalling 151,891.99 ha including the QR Mill Property, which consist to 355 mineral claims, 38 placer claims, 13 placer leases and one (1) mineral lease (QR Mill). The Project also contains 234 private land parcels from Crown-granted mineral claims.

Barkerville holds all the placer claims and placer leases, all the QR Mill mineral titles and 355 of the 372 mineral titles for the rest of the Porject. The remaining 17 mineral titles are jointly owned with other companies and individuals: a 97.5% interest in six (6), an 85% interest in two (2), and a 50% interest in the other nine (9).

An NSR royalty of 4% payable to Osisko Gold Royalties ("Osisko") is the only royalty that applies to the Project.

Geology

The Project lies within the Kootenay Terrane of the Omineca Tectonic Belt in the south-central Canadian Cordillera. The Omineca rocks were complexly deformed by Middle Jurassic to Early Tertiary compressional tectonics, and by Tertiary transtension and extension. The Kootenay Terrane in the vicinity of the Project is subdivided into the eastern Cariboo and western Barkerville subterranes. The Cariboo Subterrane is juxtaposed on the Barkerville Subterrane by the east-dipping Pleasant Valley Thrust.

The Snowshoe Group, central to the Barkerville Subterrane, hosts the Project.

The Barkerville and Cariboo subterranes comprise metamorphosed equivalents of continent-derived siliciclastic protoliths with interlayered marble units and granitic orthogneiss. The subterranes are pericratonic their character and are thought to have formed near the current western margin of Laurentia. Various authors suggest that both Barkerville and Cariboo subterranes share the same tectostratigraphic position and depositional environment.

The principal gold-producing areas in the Barkerville Subterrane are in areas of greenschist-grade metamorphism (chlorite grade) and do not extend into amphiboIite-grade domains. The S1 and S2 fabrics are defined by metamorphic muscovite, quartz, albite, chlorite and locally biotite, and its character is governed by rock type. The metamorphic micas generally define foliation suggesting that peak metamorphic temperature coincided with the formation of cleavage.

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Lode-gold mineralization in the Wells-Barkerville mining camp (Cariboo Gold District) shares many characteristics with orogenic gold deposits. Gold mineralization is associated with orogenic silica-carbonate-sericite-pyrite stable fluids moving along secondary permeability induced by the interaction of metamorphic fabrics, sublayer-parallel strike-slip faults, contacts between lithological units, and rheological contrasts between lithologies.

Deposit types on the Project consist of vein and replacement-type mineralization grouped into five inter-related styles: 1) Fault-fill breccia veins subparallel to foliation (S1), hosted in carbonaceous mudstone; 2) Vertical NE-trending extensional (AP) veins dominantly hosted in sandstone units in S3 cleavages; 3) Fractured moderately dipping ENE-trending shear veins, hosted in sandstone units; 4) Gold-bearing sulphide replacements hosted in fold hinges of calcareous sandstone units; and 5) Gold-bearing sulphide replacement mineralization hosted in fault-bounded calcareous siltstone units.

Data Verification

InnovExplo's data verification included the diamond drill hole databases used for the 2020 MRE, as well as the review and validation of the geological models of each deposits, and the review of information on mined-out areas and the data for selected drill holes (assays, QA/QC program, downhole surveys, lithologies, alteration and structures).

The QPs also reviewed and validated the resource estimation process followed by Barkerville and Talisker Exploration Services Inc. ("Talisker"), including all parameters, geological interpretation, basic statistics, variography, interpolation parameters, block model construction, scripts that run the model, volumetric report, and the validation process.

Historical work subject to verification consisted of the holes used for the 2019 MRE. Basic cross-check routines were performed between the current Barkerville Databases and the previously validated database for the 2019 MRE.

InnovExplo was granted access to the assay certificates for all holes in the 2019 drilling programs. Assays were verified for 5% of the drill holes. No discrepancies were found.

Overall, InnovExplo's data verification demonstrates that the data, protocols and estimation process for the Project are acceptable. InnovExplo considers the Barkerville databases to be valid and of sufficient quality to be used for the mineral resource estimate herein.

Mineral Resource Estimates

The 2020 Mineral Resource Estimate for the Project (the "2020 MRE") encompasses updated resources for the deposits of Cow Mountain (Cow), Island Mountain (Shaft and Mosquito), and Barkerville Mountain (BC Vein (including the BC Vein Splays), KL and Lowhee). The updates were prepared by Leonardo de Souza, MAusIMM (CP), of Talisker, and reviewed and validated by Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo., both of InnovExplo, using all available information. No changes are reported for the Valley (Cow Mountain) and the Bonanza Ledge (Barkerville Mountain) deposits.

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The effective date of the 2020 MRE is April 28, 2020.

The 2020 MRE covers all the deposits in the Cow-Island-Barkerville Mountain Corridor. The resource area for the Cow/Island segment covers a strike length of 3.7 km and a width of approximately 700 m, down to a vertical depth of 600 m below surface. The estimate for the Barkerville segment covers a strike length of 3 km and a width of approximately 700 m, down to a vertical depth of 500 m below surface.

Four (4) diamond drill hole databases cover the Project: Cow Mountain (Cow and Valley deposits), Island Mountain (Shaft and Mosquito deposits), Barkerville Mountain (BC Vein, KL, and Lowhee deposits), and Bonanza Ledge. The Cow Mountain database contains 1,259 validated drill holes. The Island Mountain database contains 1,321 validated drill holes. The Barkerville Mountain database contains 535 validated surface DDH. The Bonanza Ledge database contains 213 validated holes.

Barkerville updated the 2020 geological models for the Cow, Valley, Shaft, Mosquito, and BC Vein deposits using historical data, the data from the 2015-2018 and 2019. Barkerville also modelled two additional deposits, KL and Lowhee. The Bonanza Ledge geological model, initially from Brousseau et al. (2017), was reviewed and validated by the QPs.

A total of 335 geological solids were created and/or updated for all the deposits.

InnovExplo is of the opinion that the current mineral resource estimate can be categorized as Measured, Indicated, and Inferred mineral resources based on data density, search ellipse criteria, drill hole density, and interpolation parameters. InnovExplo considers the 2020 MRE to be reliable and based on quality data and geological understanding with parameters that follow CIM Definition Standards.

The table below displays the results of the 2020 Mineral Resource Estimate at the official 2.1 g/t Au cut-off grade for the eight (8) deposits on the Project: Cow, Valley, Shaft, Mosquito, BC Vein & Splays, Kl, Lowhee and Bonanza Ledge deposits.

Cariboo Gold Project Mineral Resource Estimate at 2.1 g/t Au cut-off (Table 14.8)

Category	Deposit	Tonnes	Grade	Ounces
		* 1000	(Au g/t)	* 1000
Measured	Bonanza Ledge	240	5.1	39
Indicated	Bonanza Ledge	86	3.9	11
	BC Vein	1,192	4.7	179
	KL	393	3.3	42
	Lowhee	381	3.7	46
	Mosquito	783	6.0	150
	Shaft	10,889	4.7	1,644
	Valley	1,744	4.5	251
	Cow	5,734	4.5	838
Total Indicated Resources		21,201	4.6	3,160

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Category	Deposit	Tonnes	Grade	Ounces
		* 1000	(Au g/t)	* 1000
Inferred	BC Vein	472	3.9	60
	KL	1,926	2.9	181
	Lowhee	1,032	3.2	105
	Mosquito	1,348	4.8	208
	Shaft	7,913	4.2	1,081
	Valley	5,683	4.0	722
	Cow	3,276	3.5	364
Total Measured and Indicated Resources		21,441	4.6	3,200
Total Inferred Resources		21,649	3.9	2,721

Mineral Resource Estimate notes:

1. The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the 2020 mineral resource estimate is April 28, 2020.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The mineral resource estimate follows CIM Definition Standards.

4. A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of USD1,350 per ounce; a USD/CAD exchange rate of 1.31; a mining cost of $65.39/t; a processing, environment & transport cost of $28.67/t; and a G&A cost of $11.07/t. The cut-off grade should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

6. Density values for Cow, Shaft, and BC Vein were estimated using the ID2 interpolation method, with a minimum default value of 2.81 g/cm3 for Cow, 2.78 g/cm3 for Shaft, and 269 g/cm3 for BC Vein. Median densities were applied for Valley (2.80 g/cm3), Mosquito (2.78 g/cm3), KL (2.81 g/cm3) and Lowhee (2.73 g/cm3). An average density of 3.20 g/cm3 was applied for Bonanza Ledge.

7. A three-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (3.0 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.75 m). Restricted search ellipsoids ranged from 7 to 60 g/t Au at three different distances ranging from 25 to 100 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

8. The resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine Studio RM 1.5 software using hard boundaries on composited assays. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Resources for Bonanza Ledge were estimated using GEOVIA GEMS 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).

9. Results are presented in-situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

10. InnovExplo Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those disclosed in this NI 43-101 compliant technical report.

Interpretation and Conclusions

After conducting a detailed review of all pertinent information and completing the 2020 MRE mandate, InnovExplo concludes the following:

  The results demonstrate the geological and grade continuities for all eight (8) gold deposits in the Cow-Island-Barkerville Mountain Corridor.
  In an underground scenario, the Cariboo Gold Project contains an estimated Measured Resource of 34,000 ounces of gold, and Indicated Resource of 3,161,000 ounces, and an Inferred Resource of 2,721,000 ounces.
  The resource estimates for the Cow, Shaft, Mosquito, BC Vein & Splays deposits were updated using the 2019 drill results.
  Initial mineral resource estimates for the KL and Lowhee deposits used the 2019 drill results.
  No change is reported for the Valley and Bonanza Ledge deposits.
  Additional diamond drilling on multiple zones would likely increase the Inferred Resources and upgrade some of the Inferred Resources to Indicated Resources.
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InnovExplo concludes that the results of the 2020 MRE supports the recommendation to advance the Project to the feasibility stage.

InnovExplo considers the 2020 MRE to be reliable, thorough, based on quality data, reasonable hypotheses, and parameters compliant with NI 43 101 requirements and CIM Definition Standards.

Recommendations

Based on the results of the 2020 MRE, InnovExplo recommends that the Project move to an advanced phase of development, which would involve the preparation of a feasibility study covering all eight deposits: Cow, Valley, Shaft, Mosquito, Bonanza Ledge, BC Vein & Splays, KL and Lowhee.

Specifically, InnovExplo recommends: continuing the exploration program (see below for details); updating the existing PEA for new mining scenarios at lower grades using data from the geotechnical, hydrogeological and metallurgical studies; continuing the permitting process for an underground bulk sample; conducting a feasibility study after obtaining said permits; continuing the community outreach program; and conducting a characterization study of the mining project environment in tandem with these other projects.

It is recommended that the exploration program consist of drilling (infill and exploration), geological mapping and grab sampling to test the extensions of known high-grade vein corridors and to identify new targets.

The recommended two-phase work program is detailed below:

Phase 1 - PEA and Exploration Work:

A) Update the PEA:

  Metallurgical testwork
  Geotechnical work
  Permitting
  Social licence management

B) Exploration Work

  Infill drilling in high-grade vein corridors (> 5.0 g/t Au) to potentially convert inferred resources to the indicated category;
  Exploration drilling on all zones to explore the true depth potential of high-grade vein corridors using 50 m step-outs downdip
  Continued geological mapping and surface sampling programs to identify and define new targets.
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Phase 2 - Feasibility and Bulk Sampling Program (conditional on the success of Phase 1):

1. Underground bulk sampling program to test geological and grade continuities, metallurgical and geotechnical parameters.

2. Feasibility study.

InnovExplo has prepared a cost estimate for the proposed program to serve as a guideline for the Project. The budget is presented below. The estimated cost for the PEA and exploration work program would amount to approximately $24.54 million and would include a resource estimate update. The estimated cost for the feasibility study is approximately $10.2 million. For a total budget of $38.34 million.

Estimated costs for the recommended work program (Table 26.1)

Phase 1 - PEA and Exploration Work	Cost Estimate ($)
1A) PEA update	500,000
1B) Exploration work:
1. Infill and exploration drilling (90,000 m)	19,800,000
2. Surface mapping and sampling	150,000
Subtotal	20,450,000
Contingency (20%)	4,090,000
Total Phase 1	24,540,000

Phase 2 - Feasibility and bulk sampling program
Feasibility study	8,500,000
Contingency (20%)	1,700,000
Total Phase 2	10,200,000
TOTAL Phase 1 and 2	38,340,000

InnovExplo believes the recommended work program and proposed expenditures are appropriate and well thought out, and that the proposed budget reasonably reflects the contemplated activities.

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2. INTRODUCTION

2.1 Overview

Osisko Gold Royalties Ltd ("Osisko Royalties"), through its wholly-owned subsidiary Barkerville Gold Mines Ltd. ("Barkerville), retained InnovExplo Inc. ("InnovExplo") to prepare this technical report (this "Technical Report") to present an updated mineral resource estimate and geological model (the "2020 MRE") for the Cariboo Gold Project, located in the historic Cariboo Mining District in east-central British Columbia, east and southeast of the City of Quesnel, British Columbia (the "Project"). This Technical Report has been prepared in accordance with Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and Form 43-101F1 and follows the CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Definition Standards").

The 2020 MRE was prepared by Barkerville staff under the supervision of Maggie Layman, Vice-President Exploration of Barkerville and reviewed and validated by InnovExplo, an independent mining and exploration consulting firm based in Val-d'Or, Québec.

The 2020 MRE updates the previous mineral resource estimates of the Project (see Beausoleil and Pelletier (2019) and Morgan et al. (2019)).

The Project is comprised of three key mineral deposits, which include Cow Mountain, Island Mountain and Barkerville Mountain (collectively, the "Cow-Island-Barkerville Mountain Corridor").

This Technical Report has been addressed to each of Osisko Royalties, Barkerville and Osisko Development Corp. ("Osisko Development" and, together with Osisko Royalties and Barkerville, the "Issuers"). While the Project is owned by Barkerville, a wholly owned subsidiary of Osisko Royalties as of the date of this Technical Report, Osisko Royalties announced a transaction on October 5, 2020, which would result in Barkerville (including the Project) being transferred to a company to be renamed "Osisko Development Corp.", resulting from the reverse take-over of Barolo Ventures Corp. This Technical Report has been addressed to "Osisko Development Corp." as the authors intend that Osisko Development be entitled to rely on the 2020 MRE.

Osisko Royalties is an intermediate Canadian mining company focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko Royalties is currently listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "OR".

Osisko Development will have a mandate of becoming a North American mine development company with a focus towards becoming a mid-tier gold miner with opportunities for immediate production. Osisko Development will be listed on the TSX Venture Exchange ("TSXV") under the symbol "ODV" upon closing of the transaction announced on October 5, 2020.

2.2 Report Responsibility, Qualified Persons

This Technical Report was prepared by Christine Beausoleil (P.Geo.), Geology Director of InnovExplo, and Carl Pelletier (P.Geo.), Co-President Founder of InnovExplo. Both are independent and qualified persons ("QPs") under NI 43-101.

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Ms. Beausoleil is a professional geologist in good standing with the OGQ (No. 656), PGO (No. 2958) and EGBC (No. 36156). She is the author of items 4 to 11, 13, 23 and 24, and co-author of items 1 to 3, 12, 14 and 25 to 27.

Mr. Pelletier is a professional geologist in good standing with the OGQ (No. 384), PGO (No. 1713), EGBC (No. 43167) and NAPEG (No. L4160). He is co-author of items 1 to 3, 12, 14 and 25 to 27.

2.3 Site Visit

The last site visit by a QP is considered current for the purposes of this Technical Report.

The last site visit was conducted by the main author, Ms. Christine Beausoleil, who visited the Project from January 22 to 25, 2019, and before that April 3 to 6, 2018. During both site visits, the author reviewed the core facilities, logging and sampling methodology and drill rigs. Since the last site visit, the same implemented procedure and protocols were followed and documented by Barkerville team with the same professional involved. Due to the exceptional pandemic situation (COVID-19) and the impossibility for travelling no additional site visit was conducted in 2020. This has been communicated and deemed acceptable by the AMF (Autorité des marches financier).

Mr. Pelletier has also previously visited the Project. He conducted a site visit from February 1 to 4 and again from May 3 to 12, 2016. The first visit included the Bonanza Ledge pit, the Cow Mountain area and the Island Mountain area. The second involved a visit to the core logging facilities and several drill hole collars. While onsite with the co-authors of the 2017 MRE, he also reviewed selected core intervals from the Barkerville Mountain and Cow Mountain deposits, performed an independent resampling program of said core, and verified the project databases.

2.4 Sources of Information

The documentation listed in items 3 and 27 supports this Technical Report. Excerpts or summaries from documents authored by other consultants are indicated in the text.

The authors based their assessment of the Project on published material in addition to data, professional opinions and unpublished material provided by the issuer. The authors reviewed all the relevant data provided by the issuer and/or its agents.

InnovExplo also consulted other information sources, mainly the Government of British Columbia's online mineral title administration system (Mineral Titles Online: "MTO") and the British Columbia Geological Survey assessment work database, as well as technical reports, annual information forms, MD&A reports and press releases published by Barkerville on SEDAR (http://www.sedar.com/).

The authors have reviewed and appraised the information in this Technical Report, including the conclusions and recommendations, and they believe such information is valid and appropriate considering the status of the Project and the purpose for which the Technical Report has been prepared. The authors have thoroughly researched and documented the conclusions and recommendations made in this Technical Report.

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2.5 Effective Date

The effective date of the MRE is April 28, 2020.

The effective date of the Technical Report is October 5, 2020.

2.6 Currency, Units of Measure, and Acronyms

The abbreviations, acronyms and units used in this report are provided in Table 2.1 and Table 2.2. All currency amounts are stated in Canadian Dollars ($, C$, CAD) or US dollars (US$, USD). Quantities are stated in metric units, as per standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, percentage (%) for copper and nickel grades, and gram per metric ton (g/t) for precious metal grades. Wherever applicable, imperial units have been converted to the International System of Units (SI units) for consistency (Table 2.3).

Table 2.1 - List of Acronyms

Acronyms	Term
43-101	National Instrument 43-101 (Regulation 43-101 in Québec)
CAD:USD	Canadian-American dollar exchange rate
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM Definition Standards	CIM Definition Standards for Mineral Resources and Mineral Reserves
CoG	cut-off grade
CRM	Certified reference material
CSA	Canadian Securities Administrators
CV	Coefficient of variation
DDH	Diamond drill hole
EA	Environmental assessment
ECCC	Environment and Climate Change Canada
ESIA	Environmental and social impact assessment
FS	Feasibility study
G&A	General and administration
ID2	Inverse distance squared
ISO	International Organization for Standardization
JV	Joint venture
JVA	Joint venture agreement
mesh	US mesh
MLO	Mining Licence of Occupation
MRE	Mineral resource estimate
MSHA	Mine Safety & Health Administration
n/a	Not applicable

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Acronyms	Term
N/A	Not available
NAD 83	North American Datum of 1983
nd	Not determined
NN	Nearest neighbour
NRC	Natural Resources Canada
NSR	Net smelter return
NTS	National Topographic System
OK	Ordinary kriging
PFS	Prefeasibility study
QA/QC	Quality assurance/quality control
QP	Qualified person (as defined in National Instrument 43-101)
RQD	Rock quality designation
SCC	Standards Council of Canada
SD	Standard deviation
SG	Specific gravity
TSXV	TSX Venture Exchange
UTM	Universal Transverse Mercator coordinate system

Table 2.2 - List of units

Symbol	Unit
%	Percent
$, C$	Canadian dollar
$/t	Dollars per metric ton
°	Angular degree
°C	Degree Celsius
μm	Micron (micrometre)
cm	Centimetre
ft	Foot (12 inches)
g	Gram
Ga	Billion years
g/cm3	Gram per cubic centimetre
g/t	Gram per metric ton (tonne)
ha	Hectare
in	Inch
kg	Kilogram
kg/t	Kilogram per metric ton
km	Kilometre

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Symbol	Unit
km2	Square kilometre
lb	Pound
lb/st	Pounds per short ton
M	Million
m	Metre
Ma	Million years (annum)
masl	Metres above mean sea level
mm	Millimetre
Moz	Million (troy) ounces
Mt	Million metric tons
oz	Troy ounce
oz/t	Ounce (troy) per short ton (2,000 lbs)
ppb	Parts per billion
ppm	Parts per million
t	Metric tonne (1,000 kg)
ton	Short ton (2,000 lbs)
tpd	Metric tonnes per day
US$	American dollar
y	Year (365 days)

Table 2.3 - Conversion Factors for Measurements

Imperial Unit	Multiplied by	Metric Unit
1 inch	25.4	mm
1 foot	0.3048	m
1 acre	0.405	ha
1 ounce (troy)	31.1035	g
1 pound (avdp)	0.4535	kg
1 ton (short)	0.9072	t
1 ounce (troy) / ton (short)	34.2857	g/t

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3. RELIANCE ON OTHER EXPERTS

InnovExplo did not relied on other experts to prepared this Technical.

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4. PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Project is located in the historic Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extends for approximately 60 km from northwest to southeast.

The Project falls within the Cariboo Regional District, a division of the local government system in British Columbia. The main towns in the Project area are Wells and Barkerville Historic Town & Park. Wells is situated 74 km east of Quesnel, approximately 115 km southeast of Prince George, and approximately 500 km north of Vancouver (Figure 4.1).

The coordinates of the centre of the Project are 121°34'46"W and 53°06'07"N (UTM coordinates: 595102E and 5884577N, NAD 83, Zone 10). The Project lies on NTS maps sheets 93A/12/13/14, 93G/08, and 93H/03/04/05.

4.2 Mineral Title Status

Barkerville supplied all mineral title maps and tables. Barkerville's Free Miner Certificate number is 104256. InnovExplo verified the status of all mineral titles using Mineral Titles Online ("MTO"), the British Columbia's internet-based electronic mineral titles administration system (MTO, 2020).

The Cariboo Gold Project consists of 407 mineral titles totalling 151,891.99 ha across two (2) contiguous property blocks known as the Cariboo Main Block and the QR Mill Property. These mineral titles include mineral claims, mineral leases, placer claims and placer leases. These titles grant Barkerville the rights to explore for metal ores in bedrock or talus rock, including rock and other materials from mine tailings, dumps and previously mined deposits of minerals, as set out in the Mineral Tenure Act. The breakdown according to type of mineral title is as follows:

Cariboo Main Block: 372 mineral titles (139,420.83 ha):

  321 mineral claims totalling 135,432.54 ha (Figure 4.2);
  38 placer claims totalling 1,592.55 ha (Figure 4.3); and
  13 placer leases totalling 2,395.74 ha (Figure 4.3).

QR Mill Property area: 35 mineral titles (12,471.16 ha):

  34 mineral claims totalling 9,306.76 ha (Figure 4.2) ; and
  1 mineral lease (QR Mineral Lease #320752) totalling 3,164.4 ha (Figure 4.2).

Barkerville holds all the placer claims and placer leases, all the QR Mill mineral titles and 355 of the 372 mineral titles for the rest of the Project. The remaining 17 mineral titles are jointly owned with other companies and individuals: a 97.5% interest in six (6), an 85% interest in two (2), and a 50% interest in the other nine (9).

A map showing mineral title distribution and ownership is presented in Figure 4.2.

The Project also contains 234 private land parcels from Crown-granted mineral claims (3129.47 ha) that overlap many of the mineral titles, where Barkerville is the registered owner on title of the surface and/or undersurface rights to the parcels. (Figure 4.4).

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Cariboo Gold Project & QR Property
AOI
Major Highways
Prince George
Wells
Quesnel
Williams Lake
Vancouver
Barkerville Gold Mines Ltd.
Date: 9/28/2020
Author: C. Adamson
Project Location
Cariboo Gold Project & QR Property
British Columbia, Canada
0
25
50
75
100
Kilometers
N
E
S
W

Figure 4.1 - Location of the Cariboo Gold Project

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575000
600000
625000
5900000
5875000
5850000
16
MOSQUITO
ISLAND MOUNTAIN
COW MOUNTAIN
BC VEIN
BONANZA LEDGE
Gold Mine
Gold Deposit
BGM 100%
BGM 97.5%, Shane Williams 2.5%
BGM 85%, Standard Drilling 12.5%, Shane Williams 2.5%
BGM 50%, Imperial Metals 50%
QR Mineral Lease # 320752
Competitor Mineral Tenures
Regional BGM Claims
Highways
Project Access Roads
BC Parks
BGM
Barkerville Gold Mines Ltd.
Date: 9/28/2020
Author: C. Adamson
Cariboo Gold & QR Ownership
Cariboo Gold Project & QR Property
British Columbia, Canada
0 5 10 15
Kilometers
Coord. Sys.: NAD 1983 UTM Zone 10N
N
W
E
S

Figure 4.2 - Mineral title and ownership map for the Cariboo Gold Project

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585000
590000
595000
600000
605000
5882500
5875000
Competitor Mineral Tenures
BGM Mineral Tenures
BGM Placer Claims
BGM Placer Leases
Historic Town Park
Restricted Barkerville Historic Park cells
BC Parks
Highways
Project Access Roads
Wells
Jack of Clubs Lake
BGM
Barkerville Gold Mines Ltd.
Date: 9/28/2020
Author: C. Adamson
BGM Placer Tenure Ownership
Cariboo Gold Project
British Columbia, Canada
0 1 2 3 4
Kilometers
Coord. System: NAD 1983 UTM Zone 10N
N
W
E
S

Figure 4.3 - Map of placer claims and placer leases on the Cariboo Gold Project

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BGM Surface Rights (Fee Simple Ownership)
BGM Undersurface Rights
Surveyed Parcels
Surveyed Parcel Owner Type
Crown Agency
Crown Provincial
Federal
Municipal
None
Private
Unknown
BC Parks
Target Areas
BGM Mineral Titles
Competitor Mineral Titles
Highways
Access Roads
590000
595000
600000
605000
5882500
Island Mountain
Cow Mountain
Bonanza Ledge

Barkerville Gold Mines Ltd.
Date: 9/28/2020
Author: C. Adamson

BGM Crown Grant Parcel Ownership
Cariboo Gold Project
British Columbia

0 1 2 3 4
Kilometers
Coord. System: NAD 1983 UTM Zone 10N

Figure 4.4 - Map of Crown-granted mineral claims on the Cariboo Gold Project

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All placer claims and leases and the wholly owned mineral claims (304 out of 321) are registered in the name of Barkerville. The remaining 17 mineral claims are registered jointly with various other companies and individuals. All mineral titles held entirely or partially by Barkerville are in good standing according to the MTO database.

The Project is subject to various royalties, agreements and encumbrances, as discussed below. A detailed list of mineral titles, ownership, royalties and expiration dates is provided in Appendix I, II and III.

Due to COVID-19, MTO granted an extension to Barkerville until December 31, 2021 to all tenure owners to file work or pay cash in lieu to extend tenures with 2020 "good to" dates. The protection order does not change tenure "good to" dates however none of the claims are expired. Barkerville policy is still to renew tenures past 2020/2021 "good to" dates where possible, while making use of the COVID-19 extension for planning and execution of the work programs on regional and Cariboo regional mineral claims where practicable.

4.3 Acquisition of the Cariboo Gold Project

Barkerville began acquiring land in the Barkerville area in 1994. Under an option agreement dated October 4, 1994 (the "Cariboo Option Agreement"), Barkerville was granted an option to acquire a 50% interest in the Cariboo Gold Quartz Property in the Cariboo Gold District. In 2009, Barkerville completed the consolidation of the land package by acquiring contiguous projects belonging to Island Mountain Gold Mines Ltd ("IGM") and Golden Cariboo Resources Ltd ("Golden Cariboo"), both related parties to Barkerville and listed on the TSX Venture Exchange.

On May 12, 1999, Barkerville optioned to IGM a 50% interest in the Island Mountain/Aurum gold mine and the properties belonging to Mosquito Creek Gold Mining Company Limited. That option was then renegotiated in October 2004. In January 2006, Barkerville agreed to buy back the 50% interest in the optioned lands and purchase all of IGM's land holdings northwest of the town of Wells, British Columbia. This was approved by the TSX Venture Exchange on May 2, 2006.

To finalize the consolidation of the major land holdings in the Cariboo Gold District, Barkerville acquired all of the lands controlled by Golden Cariboo that lay along strike of the known mineralized trend for some 25 km from Barkerville Historic Town & Park, southeast of the Cariboo Hudson Mine. The acquisition of Golden Cariboo's mineral tenure holdings was approved by the TSX Venture Exchange on April 9, 2009, resulting in Barkerville's land tenure extending 60 km and encompassing the majority of the known strike length of the Barkerville Gold Belt.

Since 1994, Barkerville has acquired many mineral titles by staking and through agreements with other owners of titles within the Cariboo Gold District. Several claim groups are subject to net smelter return ("NSR") royalties (see Appendix I, II and III for details).

Surface and undersurface rights to Crown Granted surveyed land parcels within the Project have also been acquired by the Company as per Table 4.1.

4.4 Agreement and Royalties with Osisko Gold Royalties Ltd

On November 30, 2015, Barkerville entered into a letter agreement with Osisko Gold Royalties Ltd ("Osisko") whereby Osisko agreed to purchase 32 million common shares of Barkerville (the "Private Placement") and a 1.5% NSR royalty on the Project (the "Royalty Financing"). Pursuant to the Private Placement, Osisko agreed to acquire 32 million flow-through common shares of Barkerville at a price of C$0.32 per share, for total proceeds to Barkerville of C$10,240,000. Following the Private Placement, Osisko expected to have ownership over 47,625,000 common shares of Barkerville, representing approximately 19.9% of the issued and outstanding Barkerville shares.

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Osisko also agreed to acquire a 1.5% NSR royalty on the Project for a cash consideration of C$25 million. As part of the Royalty Financing, Osisko and Barkerville also agreed to negotiate a gold stream agreement ("Gold Stream Agreement") following the completion by Barkerville of a feasibility study on the Project. According to the terms, following a 60-day negotiation period, if Osisko and Barkerville had not entered into a Gold Stream Agreement, Barkerville would either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of C$12.5 million or make a payment of C$12.5 million to Osisko.

On March 27, 2017, Barkerville announced it had entered into a letter agreement with Osisko whereby Osisko agreed to purchase an additional 0.75% NSR royalty on the Project for a cash consideration of $12,500,000 (paid). At the time, Osisko owned a total NSR royalty of 2.25% on all mineral current rights held by Barkerville. The grant of the additional royalty would cancel Osisko's royalty right, which was granted pursuant to the investment agreement between Osisko and Barkerville dated February 5, 2016; however, Osisko would retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Project.

On September 05, 2018, Barkerville entered into the Second Amended and Restated Royalty Purchase Agreement whereby Osisko purchased an additional 1.75% NSR royalty on the Cariboo Gold Project for a cash consideration of $20,000,000 (paid), with an option for Osisko to purchase an additional 1.0% NSR royalty for $13,000,000 to bring the Cariboo NSR to 5.0%.

On September 23, 2019, Barkerville and Osisko entered into a definitive agreement, pursuant to which Osisko acquired all of the issued and outstanding common shares of Barkerville that it did not already own by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, each shareholder of Barkerville (excluding Osisko) received 0.0357 (the "Exchange Ratio") of a common share of Osisko for each share of Barkerville held. The Exchange Ratio implied a consideration of $0.58 per Barkerville share, based on the closing price of Osisko shares on the Toronto Stock Exchange (TSX) on September 20, 2019. The Exchange Ratio implied an equity value of approximately $338 million on a fully diluted in-the-money basis, inclusive of Barkerville shares held by Osisko.

On November 21, 2019, the Arrangement became effective at 12:01 a.m. (Vancouver Time), and resulted in Barkerville becoming a wholly-owned subsidiary of Osisko.

Osisko's 4% NSR royalty is the only royalty that applies to the mineral resource area of the Project.

4.5 Surface Rights Option Agreements

Table 4.1 lists properties where Barkerville owns the surface rights as well as the underlying option agreements under which the properties were acquired.

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Table 4.1 - Barkerville surface rights option agreements

PID	DISTRICT LOT	TITLE #	CROWN GRANT #	FEE SIMPLE OWNER	AGREEMENT NAME	VENDEE	VENDOR	EXECUTION DATE
004-056-582	41F	BB1960681	41F/34	Barkerville	Myrtle-Proserpine & Promise Properties	Barkerville Gold Mines Ltd.	Huakan International Mining Inc.	2011-May-05
004-056-710	1F	CA6623323	1F/34	Barkerville	Williams Creek Crown Grants	Barkerville Gold Mines Ltd.	Williams Creek Gold	2016-May-02
004-056-736	1B	CA6623292	1B/35	Barkerville	Williams Creek Crown Grants	Barkerville Gold Mines Ltd.	Williams Creek Gold	2016-May-02
004-056-752	32F	CA4347922	32F	Barkerville	Williams Creek Crown Grants	Barkerville Gold Mines Ltd.	Williams Creek Gold	2016-May-02
004-056-787	4B	CA4347919	4B/35	Barkerville	Williams Creek Crown Grants	Barkerville Gold Mines Ltd.	Williams Creek Gold	2016-May-02
004-078-543	2F	CA3322186	2F/34	Barkerville	Blackbull & Canusa	International Wayside Gold Mines Ltd.	Grand Lowhee Mining Co. Ltd.	2000-Jul-28
004-078-560	42F	CA332187	42F	Barkerville	Blackbull & Canusa	International Wayside Gold Mines Ltd.	Grand Lowhee Mining Co. Ltd.	2000-Jul-28
004-078-578	17F	CA3322185	17F/34	Barkerville, GOLDEN CARIBOO RESOURCES LTD	Xmas Claims	Golden Cariboo Resources Ltd.	P. Wright Contracting Ltd.	2002-Oct-30
004-078-608	35F	CA5682814	35F/34	Barkerville	35F St George	Barkerville Gold Mines Ltd.	Prairie Flower Company Inc.	2016-Nov-14
004-078-632	5F	FB503371	5F/34	Barkerville	4050 Bowron Lake Rd (Ballarat)	Barkerville Gold Mines Ltd.	Jane Ball	2019-Jun-10
004-086-627	2B	CA3393199	2B/35	Barkerville	District Lot 10518 & Crown Grant 2B	Island Mountain Gold Mines Ltd.	P. Wright Contracting Ltd.	2006-Jan-27
004-086-872	20F	PT5233, PC16246	20F/34	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines	1997-Apr-15
004-086-902	30F	PT5234, PC16247	30F	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines	1997-Apr-15
004-087-054	39F	PT5232, PC16245	39F	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines	1997-Apr-15
004-087-097	38F	PT5235, PC16248	38F	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines	1997-Apr-15
006-787-592	131	CA3322184	4215/55	Barkerville	Parcel B Block 7 DL 131 - 12422 Barkerville Hwy	International Wayside Gold Mines Ltd.	Kenneth Pollock	1999-Nov-13
008-218-803	10518	CA3393918	5313/624	Barkerville	District Lot 10518 (PARCEL A)	Barkerville Gold Mines Ltd.	Elizabeth Van Halderen (Premanco Industries Ltd.)	2013-Jan-21
008-801-908	93	CA3322180	35/36	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines Ltd.	1994-Oct-03
014-385-643	7795	CA3322188	5436/625	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines Ltd.	1994-Oct-03
014-385-686	7798	CA3322189	5439/625	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines Ltd.	1994-Oct-03
014-385-732	391	CA3322183	2517/101	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd.	P.Wright Contracting Ltd.	2004-Jun-10
014-385-741	318	CA3322182	535/92	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd.	P.Wright Contracting Ltd.	2004-Jun-10
014-385-759	92	CA3322179	35/36	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines Ltd.	1994-Oct-03
014-982-013	94	CA3322181	35/36	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd.	Mosquito Consolidated Gold Mines Ltd.	1994-Oct-03
015-289-681	10467	CA4347921	385/674	Barkerville	Williams Creek Crown Grants	Barkerville Gold Mines Ltd.	Williams Creek Gold	2016-May-02
017-589-517	391	CA4545743	2517/101	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd.	P.Wright Contracting Ltd.	2004-Jun-10
018-685-056	289	CA6190280	1036/97	Barkerville	District Lot 289 (PARCEL 1)	Barkerville Gold Mines Ltd.	Dennis Wayne Manuel	2017-Aug-03
018-856-870	131	CA801713	4215/55	Barkerville	12438 Barkerville Hwy (Hubs Motel)	Barkerville Gold Mines Ltd.	Harald Dietrich Andreesen and Dianne Elaine Andreesen	2019-Aug-19
026-025-906	391	BB1991819	2517/101	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd.	P.Wright Contracting Ltd.	2004-Jun-10

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4.6 Environment

Environmental reclamation securities or bonds are posted for each of the areas where mining or exploration has been approved. The issuer also maintains regular water, environmental and wildlife monitoring activities as part of their permitting requirements within the Project area.

4.6.1 Environmental Liabilities

Environmental liabilities associated with the development and operation of the Project must be addressed for each disturbance associated with the proposed operations by posting new reclamation bonds, or updates to existing bonds for the mill and waste dump, and by the active management and reclamation/closure of the Project sites as the operation winds down. A new reclamation liability bond will be calculated for the proposed mine site development work, and updates to two existing securities will be developed for the QR Mill and Bonanza Ledge Mine. Closure and reclamation liabilities will be further defined during the detailed design and permitting phases. The mine is situated on an abandoned brownfield mine site with historical tailings, waste dumps and buildings, partly on Barkerville-owned property and partly on the Crown land, all of which must be studied during the next design phases. The closure and reclamation liabilities are known for the existing mill and mine sites situated on Crown land. To date, Barkerville is responsible for exploration-related reclamation for minor disturbances (trails, drill pads) at the proposed mine sites, but this will be confirmed during the design and permitting stage.

4.6.2 Required Permits and Status

The Project requires a provincial environmental assessment ("EA") because it exceeds the following threshold under the Reviewable Projects Regulation (B.C. Reg. 243/2019): "A new mine facility that, during operations, will have a production capacity of >75,000 tonnes/year (t/yr) of mineral ore".

The Project will require review as per the BC Environmental Assessment Act 2018, and issuance of an Environmental Assessment Certificate ("EAC"). An initial Project Description and Engagement Plan have been submitted to the BC Environmental Assessment Office (the "EAO") to initiate the EA process. The proposed submission date of the EAC Application is Q2 2020.

In addition to the provincial EA approval, the federal and provincial permits, approvals and authorizations that could potentially be applicable to the proposed Project are summarized in Table 4.2 and Table 4.3. As the Project proceeds, specific permit requirements will be determined based on discussions with the regulatory agencies.

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Table 4.2 - Federal permits and approvals potentially applicable to the Project

Permit/Approval	Responsible Agency	Federal Statute
Fisheries Act Authorization	Fisheries and Oceans Canada (DFO)	Fisheries Act
Migratory Birds Convention Act Authorization	Environment and Climate Change Canada (ECCC)	Migratory Birds Convention Act and Migratory Bird Sanctuary Regulations
Navigation Protection Program Notification and/ or approval	Transport Canada	Canadian Navigable Waters Act
Species at Risk Act Authorizations	Environment and Climate Change Canada, DFO, and Parks Canada	Species at Risk Act (SARA)
Explosive magazine, factory Licences and Permits	Natural Resources Canada	Explosives Act
Transportation of Dangerous Goods	Transport Canada	Transportation of Dangerous Goods Ac

Table 4.3 - Provincial permits and approvals potentially applicable to the Project

Permit/Approval	Responsible Agency	Provincial Statute
Mines Act Permit	BC Ministry of Mines, Energy, and Petroleum Resources	Mines Act
Effluent Discharge Permit and Waste Storage Approval	BC Ministry of Environment and Climate Change Strategy (MOE; formerly BC Ministry of Environment)	Environmental Management Act
Heritage Conservation Act permits	BC Ministry of Forests, Lands, Natural Resource Operations and Rural Development (FLNR; formerly BC Ministry of Forests, Lands and Natural Resource Operations), Archaeology Branch	Heritage Conservation Act
Heritage Conservation Act Concurrence letters	FLNR, Archaeology Branch	Heritage Conservation Act
License of Occupation	FLNR	Land Act
Statutory Right of Way	FLNR	Land Act
Wildlife Act Permit	MOE, Environmental Stewardship Division	Wildlife Act
Construction Permit for a Potable Water Well	BC Ministry of Health, Northern Health Authority	Drinking Water Protection Act
Water System Construction Permit	BC Ministry of Health, Northern Health Authority	Drinking Water Protection Act
Drinking Water System Operations Permit	BC Ministry of Health, Northern Health Authority	Drinking Water Protection Act
Short Term Use of Water Permit	MOE, Water Stewardship Branch	Water Sustainability Act
Water Sustainability Act Approval	MOE, Water Stewardship Branch	Water Sustainability Act
Water License	MOE, Water Stewardship Branch	Water Sustainability Act
Licenses to Cut and Special Use Permit	FLNR, Forest Tenures Branch	Forest Act, Part 3, Section 8.2 Licence to Cut Regulation Provincial Forest Use Regulation
Industrial Access Permit	BC Ministry of Transportation and Infrastructure (MOTI)	Transportation Act
Permit for regulated activities	Ministry of Health	Public Health Act

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4.7 Communication and Consultation with the Community

4.7.1 First Nations

Barkerville is committed to ongoing engagement and consultation with First Nations that may be affected by the Project. Barkerville initiated discussions in 2015, and engagement and consultation activities are ongoing. To date, activities have included meetings, written correspondence, emails, and telephone conversations with leaders and representatives of First nations. Barkerville will continue to consult Indigenous peoples to understand better how the Project may affect past or current Indigenous practices, traditions and customs, and how measures may be incorporated into the Project to avoid, mitigate or otherwise address potential effects.

Engagement activities are currently underway with the following First Nations:

  Lhtako Dené Nation;
  Xatśūll First Nation;
  Williams Lake Indian Band (T'exelc);
  Tsilhqot'in National Government;
  Nazko First Nation;
  Neskonlith Indian Band.

As per the BC EAO regulatory agency direction in March 2020, Barkerville has been instructed to cease engagement with Neskonlith.

The Project entered the review process in fall of 2019 and has an accepted Project Description and Section 10 order under the BC Environmental Assessment Act, 2002 (BCEAA, 2002). The Project Description submitted in 2019 has been accepted as fulfilling the requirements of the Initial Project Description (IPD) for the purposes of the BCEAA, 2018 and the Project is now entering the Early Engagement Phase. The Project is not subject to review under the Federal Impact Assessment Act. The preliminary engagement approach can be summarized as follows:

Barkerville first initiated meetings with the Chief and Council of Lhtako Dené Nation and Xatśūll First Nation, respectively, to discuss the Project in 2016. At the direction of the EAO, Barkerville later expanded the scope of its engagement activities to include the Williams Lake Indian Band, Nazko First Nation, Neskonlith Indian Band and Tsilhqot'in National Government.

Based on early discussions with and concerns expressed by Lhtako Dené Nation with respect to open pit mining, Barkerville changed the mine plan from open pit to an entirely underground mine in early 2017.

Barkerville sent a draft IPD to Indigenous nations on December 21, 2018, for review and comment. Indigenous nations were asked to provide comments on the draft IPD by January 31, 2019.

Lhtako Dené Nation and Xatśūll First Nation provided comments to Barkerville. Neskonlith Indian Band requested spatial files for information in the IPD but did not provide comments on the IPD. No comments on the IPD were received from Williams Lake Indian Band, Nazko First Nation, or the Tsilhqot'in National Government. Barkerville provided the spatial files requested by Neskonlith Indian Band and revised the IPD based on the comments received from Lhtako Dene Nation and Xatśūll First Nation.

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Barkerville sent a revised IPD to Indigenous nations for review and comment on April 18, 2019.

Lhtako Dené Nation and Xatśūll First Nation provided comments on the IPD to Barkerville on May 16, 2019. Barkerville revised the IPD based on the comments received from Lhtako Dené Nation and Xatśūll First Nation. No comments on the IPD were received from Neskonlith Indian Band, Williams Lake Indian Band, Nazko First Nation, or the Tsilhqot'in National Government.

Barkerville sent a revised IPD to Indigenous nations for review and comment on July 26, 2019.

On July 29, 2019, Lhtako Dené Nation notified BARKERVILLE that it supported the submission of the IPD in its current form.

Xatśūll First Nation provided comments to Barkerville on August 22, 2019. Barkerville revised the PD based on the comments received from Xatśūll First Nation. No comments on the IPD were received from Neskonlith Indian Band, Williams Lake Indian Band, Nazko First Nation, or the Tsilhqot'in National Government.

Barkerville received additional comments from the EAO requesting additional detail and refinement of certain project components on August 28, 2019. Barkerville revised the IPD based on the EAO's comments and recirculated the IPD to Indigenous nations for review and comment on September 5, 2019. No additional comments on the IPD were received from Lhtako Dené Nation, Xatśūll First Nation, Neskonlith Indian Band, Williams Lake Indian Band, Nazko First Nation, or the Tsilhqot'in National Government.

Barkerville submitted the final IPD to Indigenous nations and the EAO on October 24, 2019.

In addition to direct engagement on the IPD, Barkerville's engagement activities from 2016 to 2020 also included the following:

Barkerville has provided regular Project updates to each of the six Indigenous nations and organized site tours and field visits with elected leaders, technical staff and members of the Lhtako Dené Nation, Xatśūll First Nation and Williams Lake Indian Band.

Barkerville invited representatives from Indigenous nations to participate in Project-specific baseline studies from 2016 to 2020 for wildlife, vegetation, water quality and aquatic health, fish habitat, terrain and soils, hydrology, heritage, human health and ecology risk assessment, and hydrogeology.

Barkerville funded a Project-specific traditional use and knowledge study for the Lhtako Dené Nation, which was completed in August 2019.

Barkerville entered into capacity funding agreements with Lhtako Dené Nation (June 2016, November 2016, May 2017, April 2019), Xatśūll First Nation (2017, 2019) and Williams Lake Indian Band (2019).

Barkerville has held discussions with Lhtako Dené Nation and Xatśūll First Nation regarding Valued Component selection since the submission of the IPD.

The focus of preliminary engagement has been to establish consistent points of contact with the authorized representatives of each Indigenous nation, inform Indigenous nations about the next steps in the regulatory review, and respond to questions and concerns raised by Indigenous nations about the IPD and the Project in general.

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As noted above, Barkerville has reached Project-specific agreements that provide funding capacity to Indigenous nations. They include agreements with Lhtako Dené Nation, Xatśūll First Nation and Williams Lake Indian Band.

4.7.2 Stakeholders

Barkerville is committed to communicating and consulting with stakeholders, including members of the general public, local, regional, provincial and federal government elected officials and staff, community organizations, recreational groups, authorization holders, landowners, resource users, temporary residents of the District of Wells, and others.

Stakeholder engagement began in 2016 and is ongoing. Engagement initially focused on the District of Wells and introducing the Project to the residents of Wells. Barkerville also met with the BC EAO early in the planning process to discuss the Project. Engagement with stakeholders to date has primarily been via public meetings and one-on-one meetings.

Engagement activities held with stakeholders are presented in Table 4.4.

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Table 4.4 - Barkerville engagement activities with stakeholders Activity Dates

Activity	Dates
Community Meetings

Wells:

  June 22, 2016
  August 25, 2016
  January 19, 2017
  August 22, 2017
  October 19, 2017
  October 24, 2017
  November 16, 2017
  February 1, 2018
  August 13, 2018
  July 9, 2019
  September 18, 2019

Quesnel:

  February 22, 2017
  September 17, 2019

Events

Wells:

  Annual BBQ held in June since (2017 to present)
  Annual Christmas party (2018 to present)
  Wells Reunion 2019
  Sponsor of Arts Wells Music Festival (2016 to 2019)

Industry events:

  Round-Up
  CIM
  PDAC
  Minerals North

Correspondence

Stakeholder contact has been undertaken through meetings (2017 to 2019), e-mails (2017 to 2019) and a project introduction letter (2019).

Barkerville has engaged with the following stakeholders:

  Local residents
  Community and environmental organizations and interest groups
  Community service providers
  Business and economic development organizations
  Landowners
  Tenure holders
  Cultural stakeholders
  Other resource users
  Tourism and other businesses
  Arts organizations
  Barkerville employees

Community meetings were advertised broadly in the District of Wells, and posters were placed at key locations between Wells and Quesnel. The sessions were announced on social media, and community members on the District of Wells' contact list were notified through email. The September 2019 meetings were also announced in the Quesnel Observer. Approximately 225 people have attended community meetings. Although Indigenous nations were invited to participate in stakeholder and public events, and Indigenous individuals may have attended these events, their participation is not considered part of the formal Indigenous engagement program.

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5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Barkerville is committed to communicating and consulting with stakeholders in the District of Wells and the surrounding Project area, including but not limited to the provincial government, third party mineral and placer owners operating in the area, neighbouring property owners, Barkerville Historic Town & Park, and Indigenous communities.

Wells is a mining town with a rich history of mineral exploration and production and is also a regional centre and tourist attraction for artists and outdoor enthusiasts. Barkerville maintains and fosters relationships with the community through public and stakeholder meetings (see Section 4.7), and through recruiting employees and sponsoring community events. The town of Quesnel, with a population of 23,000, is located 80 km to the west. It has an airport and can provide the goods and services Barkerville requires. Williams Lake and Prince George are the nearest other major transportation and logistical hubs in the federal electoral district of Cariboo-Prince George, located 193 km and 175 km from Wells, respectively.

The following descriptions of the accessibility, climate, local resources, infrastructure and physiography for the Project and the Cariboo Gold District are taken from Georges et al. (2013) and Dzick (2015). Slight modifications have been made to adapt the text to the style of this report.

5.1 Accessibility

The Project is located in Wells, Central, British Columbia, roughly 80 km east of the City of Quesnel. The Project is accessible via Highway 26, which branches off Provincial Highway 97 at Quesnel (Figure 5.1). A network of gravel roads provides access to the Cow, Island and Barkerville mountains.

Barkerville's project offices and related facilities are located in the town of Wells. The QR Mill is a wholly-owned and fully permitted milling and tailings facility approximately 110 km from Wells. An all-season road provides access (500 Nyland Lake Road).

5.2 Infrastructure and Local Resources

The City of Quesnel is the primary supply and service centre for natural resource industries and has the closest regional hospital. Manpower is also available in the region.

The Project has sufficient power and water to support a mining operation. Canadian National Railway provides rail access from Quesnel to the Port of Vancouver.

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Project Location
BGM Mineral Tenure Outline
Highway
Railway
Island Mountain
Cow Mountain
Barkerville Mountain
Wells
Quesnel
QR Mill
Map Extent
500 km
Barkerville Gold Mines Ltd.
Date: 4/4/2020
Author: M. Carter
Project Access
Cariboo Gold Project
British Columbia, Canada
0 5 10 15 20 25
Kilometers
Coord. System: NAD 1983 UTM Zone 10N
N
W
E
S

Figure 5.1 - Access to the Cariboo Gold Project

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Barkerville has sufficient surface rights in the Project area for mineral exploration and development operations. These rights are generally conveyed by the issuer's Barkerville's Crown-granted mineral claims or by specific permits, like those related to tailings and waste disposal areas, or water and timber use.

Currently, local resources include single-phase 7.2 kV power, potable water from the District of Wells public works (supplying roughly 985,000 L per day to the town), local sewage treatment, waste disposal sites, and high-speed internet and telecommunication services, including communication towers maintained by Barkerville for use by company personnel and site contractors.

Barkerville holds four water licences: one (1) for Willow River, two (2) at the QR mill, and one (1) for a well at the geological compound and field offices at Lowhee Creek. The climate allows for year-round mining operations, and there is enough readily available water to conduct diamond drilling.

5.3 Climate

The Project area is subject to a semi-alpine continental climate with cool summers and cold winters. The weather is wet throughout the year, with a mean annual precipitation of up to 120 cm and accumulated snow depths up to 1.8 m. The mean 24-h temperature at Wells-Barkerville at an elevation of approximately 1,256 m (4,121 ft) is 9.2°C in January and 12.3°C in July.

5.4 Physiography

The topography in the Project area is mountainous (Figure 5.2), rising from a low point of approximately 1,190 masl in the incised river valleys around the towns of Wells and Barkerville Historic Town & Park to a peak of 2,060 masl at Roundtop Mountain located 25 km south of Wells. Mount Proserpine, 11 km south of the town, summits at 1,830 masl.

Mountain summits are generally rounded, reflecting the passage of continental ice sheets during the Pleistocene Epoch. Pleistocene glacial till and clay are widespread. Moderately drained and well-drained morainal and colluvial materials dominate at higher elevations. Valley bottoms are overlain by very poorly drained organic deposits or moderately drained fluvial sands adjacent to Willow River, downstream of Jack of Clubs Lake, lower Lowhee Creek and Willow River. Ice direction is generally to the northwest near Wells, and glacial till is the most widespread surficial deposit in the area.

The relatively small drainage basins of Jack of Clubs Lake and Williams Creek converge at Wells and together compose the upper headwaters of Willow River. They represent a combined catchment area of approximately 100 km2 at the southern extremity of the Willow River Basin and together embody roughly 3% of the total area of the basin. Willow River flows into Fraser River east of Prince George.

The area is well forested, and the mountains are typically covered with subalpine forests, except near their peaks. Vegetation is dominated by Engelmann Spruce (Picea engelmann), Lodgepole Pine (Pinus contorta var. latifolia) and Subalpine Fir (Abies lasiocarpa), accompanied by alders and other deciduous varieties on lower wetter slopes flanking river valleys. Prominent in the subalpine flora is the shrub Rhododendron albiflorum. Bedrock exposure is poor, except along creeks, ridgelines and logging roads.

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Photograph looking east from above Island Mountain. Mount Murray (left) and Mt. Waverly (right) are the highest peaks in the distance, with the Cariboo Mountains beyond. Island Mountain forms the foreground with Valley Mountain to the left and Cow Mountain to the right, on the south side of the town of Wells (center). Barkerville Mountain is located beyond Cow Mountain to the right of the photo. The southeastern part of Wells is built on a fan of placer tailings that issued from Lowhee Creek, right, into Jack of Clubs Lake (bottom right). (Photo from Google Earth, 2020) Sutherland Brown and Ash, 2009).

Figure 5.2 - Aerial view of the town of Wells looking east Accessibility

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6. HISTORY

The Project contains several historical mines, including Cariboo Gold Quartz, Aurum and Mosquito Creek. The extensive work on the Project's placer gold deposits will not be discussed as it is not relevant to this report.

6.1 Historical Mines

6.1.1 Cariboo Gold Quartz Mine

Fred Wells purchased the Rainbow claim group from A.W. Sanders and formed Cariboo Gold Quartz Mining Company Ltd. ("Cariboo Gold Quartz Mining") in 1927. The Cariboo Gold Quartz Mine operated from 1927 to 1959 at Cow Mountain.

Production from the mine (Figure 6.1) was from several zones: No.1, Tailings, Rainbow, Sanders and Pinkerton.

In October 1942, gold mining was classified as a non-war industry by the federal government and received no priority for labour or supplies. As a result, gold mines in British Columbia were unable to hire replacement labour for the duration of the war. The mining operation never recovered from the loss of revenue caused by a 50% reduction in production and the depletion of reserves in the absence of exploration drilling and only minor development during this period.

Following the purchase of the Island Mountain Mine in 1954, Cariboo Gold Quartz Mining focused on developing higher grade pyrite-type replacement ore. Subsequent activities in the mine were mainly confined to the No. 1 and Tailings zones below the 1500 level (through the No.1 shaft), in the Rainbow Zone (No. 2 shaft and No. 1-No. 2 shaft connection), in the Sanders Zone (No. 3 shaft), and the Pinkerton Zone.

The mine closed on August 31, 1959.

In 1959, in its 33rd Annual Report, the company reported book reserves of 95,265 t of ore, including a 1952 reserve write-down of 42,275 t of 9.26 g/t Au and another 52,990 t of 12.69 g/t Au scattered in 51 ore remnants through 13 levels and across a distance of 10,500 ft (3,200 m).

These "Reserves" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral reserves.

The Cariboo Gold Quartz Mill continued operating using feed from the Aurum Mine until March 1967. During the period between 1933 and 1967, a total of 1,951,944 t of ore were mined, and 863,307 oz of gold and 91,652 oz of silver were recovered (MINFILE number 093H 019). The average recovery during that period was 95.3%.

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(from Richards, 1948)

Figure 6.1 - Historical geological plan of the 1500 level and longitudinal section, Cariboo Gold Quartz Mine

6.1.2 Island Mountain Mine (Aurum Mine)

In 1925, C.J. Seymour Baker acquired the original five (5) Crown-granted mineral claims (later known as the Aurum Group), which he worked until 1932.

In 1932, Newmont Mining Corporation ("Newmont") acquired the Aurum Group and eight (8) adjacent claims to form Island Mountain Mines Company Ltd.

Milling commenced in 1934 at a rate of 50 short tons ("st") per day and reached a peak of 149 st/d in 1941. Quartz-type ore in diagonal vein structures and pyrite-type ore in the Aurum limestone unit were both extracted. The mine was developed over a strike length of 4,500 ft (1,371.6 m). After 1945, no further exploration or development was carried out west of the Aurum Fault, and in 1952 the mine suspended active exploration and development.

Under Newmont's ownership, production from the mine (Figure 6.2) was 770,093 st (699,536 t) from which 333,705 oz of gold and 48,130 oz of silver were recovered (MINFILE number 093H 006). The mill also recovered 531 lb of zinc and 134 lb of lead.

Cariboo Gold Quartz Mining purchased the mine and equipment from Newmont in 1954 for a sum of $305,000. Underground workings extending northwest from the Island Mountain Mine into the Mosquito Group are formally known as the Aurum Mine. The Cariboo Gold Quartz Mine and Island Mountain Mine do not connect below Jack of Clubs Lake.

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PLAN OF WELLS DISTRICT
CONTACT OF
BAKER & RAINBOW FORMATION
SHOWING THE TRENCHING DONE IN 1968
1968 BULLDOZER TRENCHES
SCALE
MILES
WELLS
ISLAND MT.
CARIBOO
BARKERVILLE
BARKERVILLE MT.
ISLAND MOUNTAIN
COW MTN.
PROSERPINE MT.
ANTLER MT.
EXTENT OF CARIBOO GOLD QUARTZ HOLDINGS
COMPILED FROM B.C. DEPT. OF MINES & G.S.C. MAPS
LEGEND
SHAFT
FAULT
PORTAL
NW
SE
PRODUCTION 1934-1954
ISLAND MOUNTAIN MINE
NO. 1 MINE
PINKERTON ZONE
MOSQUITO CREEK
DISCOVERY REPLACEMENT ORE
JACK OF CLUBS LAKE
PORTAL
LONGITUDINAL VERT. SECTION
CARIBOO GOLD QUARTZ AND
ISLAND MOUNTAIN MINES
SHOWING LACK OF DEVELOPMENT OF REPLACEMENT ORE SOUTHEAST OF JACK OF CLUBS LAKE. ALSO, THE RELATION OF ORE TO FAULTS.
SCALE
FEET
LEGEND
AREAS OF REPLACEMENT OREBODIES
FAULT
MAIN WORKINGS
GENERAL GEOLOGY
CARIBOO GOLD QUARTZ
SCALE AS SHOWN

(from Campbell, 1969)

Figure 6.2 - Historical longitudinal section, Island Mountain and Cariboo Gold Quartz mines

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6.1.3 Mosquito Creek Mine

Andrew H. Jukes of Calgary acquired the Mosquito Creek claim group and formed Mosquito Creek Gold Mining Company Ltd. ("Mosquito Creek Gold") in 1971 to explore the ground above the Aurum Mine. Surface exploration drilling and underground development from 1971 to 1975 were financed by a joint venture agreement with the Home Oil Company Ltd. of Calgary. They conducted an extensive surface and underground exploration and development program on the property. In 1975, Mosquito Creek Gold purchased all of Home Oil Company's interest in the property. Subsequently, Peregrine entered into a joint venture agreement with Mosquito Creek Gold, whereby it ultimately earned a 50% working interest in the property.

A total of 27,384 oz of gold were recovered from 86,248 t of mostly pyrite-type ore milled during the main production period (1980 to 1983). The operation failed due to low initial reserves and a low discovery rate of new ore. The latter was the result of insufficient development at depth and northwest of the Mosquito Fault.

In 1984, Hudson Bay Mining and Smelting Co. Ltd. ("Hudson Bay") optioned the property but dropped it after earning a 10% interest. Hudson Bay sold its interest back to Mosquito Creek Gold, and Peregrine sold its 50% interest to Mosquito.

In 1986, the property was optioned by Hecla Mining Company of Canada Ltd who conducted underground exploration work and then dropped it.

Mining operations were intermittent until 1987 when Mosquito Creek Gold became Mosquito Consolidated Gold Mines Ltd. After the gold price dropped, and new ore became hard to find, the mine closed in 1987. During the period between 1980 and 1987, a total of 92,826 t of ore were mined from which 35,054 oz of gold and 9,750 oz of silver were recovered (MINFILE number 093H 010).

In 1988, Lyon Lake Mines Ltd. optioned the property and earned a 50% interest after performing underground exploration.

6.2 Surface Work Programs

6.2.1 Cariboo Gold Quartz Mining Company Ltd. (1968)

In 1968, Dolmage Campbell and Associates Ltd. carried out 5 km of bulldozer trenching on behalf of Cariboo Gold Quartz Mining.

Seventeen (17) trenches approximately 2 m to 2.5 m deep were excavated across the Baker-Rainbow contact over a strike length of 1.6 km on Island Mountain. Pyritic mineralization, 6 m long by 1 m wide, was discovered in Trench J.

6.2.2 Wharf Resources Ltd. (1980-1981)

In 1972, Cariboo Gold Quartz Mining amalgamated with Coseka Resources Ltd to form a company with the name of the latter. In April 1973, Wharf Resources Ltd (formerly Plateau Metals and Industries) amalgamated with French Exploration Ltd (a wholly-owned subsidiary of Coseka Resources).

Wharf Resources carried out surface drilling programs in 1980 and 1981 to search for near-surface ore on the Cariboo and Island Mountain claim groups. A total of 7,010 m of percussion drilling and 1,219 m of diamond drilling were completed in 1980 and 1981 (Bolin, 1984).

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6.2.3 Blackberry Gold Resources Inc. (1988)

In 1987, Blackberry Gold Resources Inc. completed several work programs on the ARCH 1-4 claim group located on Cow and Richfield mountains. The objective of the work was to discover gold mineralization associated with the system of north-striking fault structures. Ground VLF geophysical surveys were used to define conductors inferred to be the strike extension of major faults on the Cariboo Group of Crown-granted mineral claims. Four strong conductive trends were tested along six fences of percussion drill holes for a total of 2,424 m of drilled in 79 holes. This was followed by 2,465 m of diamond drilling in 19 holes.

6.2.4 Pan Orvana Resources Inc. (1989-1991)

On July 12, 1985, Mosquito Creek Gold purchased the Cariboo and Island Mountain claim groups from Wharf Resources Ltd. Pan Orvana Resources Inc. ("Pan Orvana") signed the Cariboo Gold Option Agreement on May 20, 1988, obtaining the right to earn a 50% interest in the Cariboo Group, but terminated the agreement in 1991 without exercising the option.

Pan Orvana excavated 20 surface trenches, drilled four (4) holes and conducted ground geophysical surveys, geochemical sampling programs and geological mapping.

6.2.5 Gold City Mining Corp. (1994-1995)

In 1994 and 1995, Gold City Mining Corp. ("Gold City Mining") assembled a large land position consisting of 13,000 ha of mineral titles between Mount Tom and the Cariboo Hudson Mine to form the Welbar Gold Project.

Doing so involved seven (7) option agreements, including one that covered the Mosquito Creek, Island Mountain and Cariboo claim groups. The latter was subject to the Cariboo Option Agreement between Mosquito Consolidated Gold Mines Ltd and International Wayside Gold Mines Ltd. lntera Information Technologies Corp. flew a synthetic aperture radar survey in July 1995. DIGHEM I Power completed a regional airborne radiometric-Mag-EM survey of 1,280 line-km, as well as trenching and diamond drilling on some of their properties, including one (1) hole on the Mosquito Creek Group.

From October 1 to November 30, 1995, Gold City Mining conducted a 13-hole (1,865 m) diamond drilling program on the Cariboo-Hudson Property (Chapman, 1996a).

Gold City Mining optioned the Cariboo-Hudson Property from Cathedral Gold Corp. in 1994.

In November 1995, Gold City Mining sunk four (4) diamond drill holes (560 m) on the Williams Creek Property (Chapman, 1996b). That same month, Gold City Mining drilled two (2) holes (390 m) on the Island Mountain Property (Chapman, 1997).

6.3 International Wayside Gold Mines Ltd. (1999-2014)

Table 6.1 summarizes the work conducted by International Wayside Gold Mines Ltd. ("IWGM") on the Island Mountain Project between 1999 and 2014, as documented in Pickett (2000; 2001; 2002; 2003), Pautler (2003; 2004), Johnson (2005), Moore (2006), Yin and Daignault (2007a) and Yin (2011), as well as MD&A reports from IGM, IWGM and Barkerville.

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Table 6.1 - Summary of drilling on the Island Mountain Project from 1999 to 2014

Year	Zone/Area	Surface diamond drilling
		(hole)	(m)
1999	Footwall of the West Fault	10	902.2
2000	Northwest of the Mosquito Creek Mine	10	1,750.5
2001	Gold-in-soil anomaly	2	367.3
	Favourable stratigraphy	1	183.8
	Kutney Zone	4	672.7
2002	Gold-in-soil anomaly and IP anomaly	2	191.7
	Gold-in-soil anomaly	2	210.3
2003	2003 trenching program	13	1,397.5
2004	Snapjack Zone	3	303.9
	Teapot Vein	3	555.0
2005	Snapjack Zone	9	906.1
	Southern soil anomaly	4	780.3
	Channel sample anomaly	2	202.1
2006-2009	No drilling	0	0.0
2010	Reconnaissance exploration	1	178.6
2011-2014	No drilling	0	0.0
Total		66	8,602.0

6.4 International Wayside Gold Mines Ltd. (1995-2009)

The following descriptions cover the history of exploration work conducted by IWGM on the Cariboo Gold Quartz Project between 1995 and 2009 and are taken from Lord and Reid (1997), Reid (1999), Hall (1999), Lord and Hall (2001), Walton (2002a; 2002b; 2003a; 2003b), Gates (2005), Duba (2005), Daignault and Moore (2006), Sandefur and Stone (2006), Yin and Daignault, (2007a; 2008), Brown (2009), Fier et al. (2009) and Yin (2010a; 2010b). The text retains the references therein.

6.4.1 1995-1999 Work Programs

IWGM worked the Project area continuously from May 1, 1995. Most of the work was carried out on the main mine trend, either from the surface or underground from the 1200 level adit.

In 1998 and 1999, a secondary target, the BC Vein, was explored over a strike length of 384 m by 31 surface drill holes totalling 2,245.2 m. The goal of this program was to find high-grade ore shoots of the kind located by Cariboo GoId Quartz Mining in the 1940s. Table 6.2 summarizes IWGM's drilling on the Project between 1995 and 1999.

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In the summer of 1997, IWGM carried out a geochemical and prospecting program to find new mineralized showings and generate targets for further exploration. The geochemical surveys yielded 1,079 soil samples, 59 stream sediment samples and 121 rock samples.

Table 6.2 - Summary of drilling on the Cariboo Gold Project from 1995 to 1999

Year	Zone	Surface diamond drilling		Underground diamond drilling		Underground percussion drilling
		(hole)	(m)	(hole)	(m)	(hole)	(m)
1995	Rainbow	17	844.0	12	496.5	6	96.9
1996	Rainbow	8	424.0	5	157.6	38	867.8
	Pinkerton	5	385.3	-	-	25	998.5
1997	Rainbow	20	1,617.6	-	-	-	-
	Pinkerton	17	1,359.4	-	-	9	481.5
	Sanders	2	170.1	-	-	33	2,023.6
1998	Pinkerton	-	-	-	-	5	307.2
	Sanders	2	157.9	-	-	19	964.4
	Butts	2	146.0	-	-	-	-
	BC Vein	13	846.7	-	-	-	-
1999	BC Vein	18	1,398.4	-	-	-	-
Total		104	7,349.4	17	654.1	135	5,739.9

An internal polygonal mineral inventory calculation and bench plans for an open pit target were prepared in 1997 to identify areas that needed assay information by drilling (Dykes, 1997). The infill drilling was completed in 1997-1998 and resulted in a block model calculation (the "1999 Estimate") by S. Dykes (P.Geo.) of Geologic Systems Ltd. The 1999 Estimate did not include the BC Vein. Historical resource estimates from this period are superseded by those reported herein. They are described in detail in the previous technical report (Beausoleil and Pelletier, 2018) available on SEDAR.

The 1999 Estimate used ID2 interpolation on a block model. The estimate comprised measured resources of 7,158,100 t at 2.43 g/t Au for a total of 559,200 oz of gold, indicated resources of 1,394,300 t at 2.02 g/t Au for a total of 90,500 oz of gold, and inferred resources of 802,000 t at 2.06 g/t Au for a total of 53,100 oz of gold.

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources .

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6.4.2 2000-2009 Work Programs

IWGM carried out extensive work from 2000 to 2009. Table 6.3 summarizes the drilling by year and area of interest.

Table 6.3 - Summary of drilling on the Cariboo Gold Project from 2000 to 2009

Year	Zone/Area	Surface diamond drilling		Underground diamond drilling
		(hole)	(m)	(hole)	(m)
2000	BC Vein	48	6,227.4	-	-
	Bonanza Ledge
2001	BC Vein	22	5,145.9	-	-
	Bonanza Ledge
	Cow Mountain	3	653.8	-	-
2002	BC Vein	18	3,394.0	-	-
	Bonanza Ledge
	Myrtle Property	5	1,206.1	-	-
2003	Bonanza Ledge	26	3,037.3	3	203.3
	Myrtle Property	4	781.5	-	-
2004	Bonanza Ledge	60	7,788.6	73	5,974.1
	Bonanza Ledge - engineering	17	1,899.5	-	-
	Myrtle Property	5	861.4	-	-
	Goldfinch Target	6	826.6	-	-
	Groundwater monitoring well holes	2	120.1	-	-
2005	Lowhee Creek	23	4,422.4	-	-
	Black Bull	3	474.9	-	-
2006	Mucho Oro	31	4,682.1	-	-
2007	Cow Mountain	15	1,463.6	-	-
2008	Goldfinch and Bonanza Ledge	10	1,762.1	-	-
2009	Cow Mountain	11	1,900.2	-	-
	Lowhee Creek	2	329.8	-	-
	Bonanza Ledge	18	1,781.5	-	-
	Groundwater monitoring well holes	7	362.7	-	-
Total		336	47,222.0	76	6,177.4

6.4.2.1 2000 Work Program

On March 23, 2000, IWGM announced the discovery of a new mineralized zone while drilling the BC Vein. The type of mineralization encountered had not previously been identified in the region. The new zone was named the Bonanza Ledge Zone.

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Subsequent geochemical, geophysical and diamond drilling programs explored the Bonanza Ledge and BC Vein zones to look for new Bonanza Ledge-type targets away from the initial discovery. The work program consisted of 48 holes for 6,227.4 m, and focused on area adjacent to the BC Vein. Surface exploration, completed mainly between August and October 2000, included geological mapping, prospecting, 44.2 line-km of soil sampling (2,400 samples on cut grid lines, spacing of 61 m by 15.2 m), and 32.9 line-km of ground geophysical surveys including SP, IP, VLF-EM and ground Mag surveys. To provide an accurate topographic base map for the project, an aerial photographic survey was flown in August and September 2000, covering the full extent of IWGM's claims. Historical resource estimates from this period are superseded by those reported herein. They are described in detail in the previous technical report (Beausoleil and Pelletier, 2018) available on SEDAR.

In 2000, IWGM hired an independent consultant, R.G. Simpson (P.Geo.), to review the Cow Mountain data and the 1999 Resource (Dykes, 1999). Simpson estimated an inferred resource of approximately 7.9 Mt grading 2.03 g/t Au, at a cut-off grade of 0.69 g/t Au (see IWGM's 2000 AIF).

Due to uncertainty in the reliability of conventional percussion drilling and the lack of density measurements, no measured or indicated resources were defined. Simpson's inferred resource estimate replaced the "measured" and "indicated" resources of the 1999 Estimate.

Following the recommendations from Simpson, another mineral resource estimate was completed by G.H. Giroux, yielding an inferred resource of 6.01 Mt grading 2.23 g/t Au (Girous, 2000). An additional inferred resource of 1.53 Mt grading 1.85 g/t Au for Cow Mountain, at a cut-off grade of 0.69 g/t Au (Giroux, 2000).

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance or reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources .

6.4.2.2 2001 Work Program

The program in 2001 included diamond drilling, 20 line-km IP survey along 22 lines on Cow Mountain, 24.3 line-km of SP surveying, and 7.2 line-km of brushing out of lines for the IP survey on 11 lines.

6.4.2.3 2002 Work Program

Diamond drilling was carried out in 2002, along with a resource estimate by Giroux Consulting (the "2002 Estimate"; Giroux, 2002).

The 2002 Estimate included the Bonanza Ledge, BC Vein and Cow Mountain zones to provide an overall indicated resource of 6,647,000 t grading 2.67 g/t Au for 570,000 oz of gold at a cut-off grade of 0.69 g/t Au, and an inferred resource of 1,859,000 t grading 1.95 g/t Au for 121,000 oz of contained gold at a cut-off grade of 0.69 g/t Au.

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 criteria or CIM Standards and Definitions, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources.

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6.4.2.4 2003 Work Program

The 2003 work program involved 70 m of trenching in six trenches. The work concentrated on the Bonanza Ledge Zone, the adjacent Myrtle Group, and the Sanders Zone. The program also included surface and underground drilling. Historical resource estimates from this period are superseded by those reported herein. They are described in detail in the previous technical report (Beausoleil and Pelletier, 2018) available on SEDAR.

In 2003, an independent preliminary economic assessment ("PEA") by DJP Consultants Ltd. (Pow, 2003) concluded that the 2002 Estimate yielded a probable reserve of 3,109,000 t grading 2.95 g/t Au for 294,700 oz of contained gold, and that there were sufficient reserves to supply an onsite processing plant with 1,359 tpd using open pit mining methods over 6.5 years, for LOM production of 261,900 oz of gold.

This "PEA" is historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Additionally, the assumptions for the cut-off grade calculations, as well as the estimated capital and operating costs, are likely to have changed since 2003. Consequently, this "PEA" cannot be considered as current. It is included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

6.4.2.5 2004 Work Program

The work program in 2004 focused mainly on the Bonanza Ledge Zone. The Bonanza Ledge Zone was drilled from the surface and underground.

Underground development at Bonanza Ledge started in late 2003 and continued into 2004.

Exploration activities also included underground and surface drilling, geological mapping, trenching, a soil grid extension, and channel sampling along road exposures.

6.4.2.6 2005 Work Program

In March 2005, 10,000 dry tonnes of concentrate from Bonanza Ledge was shipped via CN Rail to Noranda Inc.'s smelter in Rouyn-Noranda, Quebec, for refining into gold bullion. IWGM received net proceeds before royalties of $1,505,720 for 5,200 oz recovered post-milling from the Bonanza Ledge bulk sample collected in 2004.

The exploration program included surface drilling, surface mapping and sampling.

A gravity geophysical survey was planned to cover the Bonanza Ledge and Lowhee Creek areas. The survey was initiated in November 2005 but only covered the grid on the Bonanza Ledge deposit.

6.4.2.7 2006 Work Program

The work program in 2006 consisted of surface drilling, prospecting, surface mapping and sampling.

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IWGM retained Chlumsky, Armbrust and Meyer LLC of Lakewood, Colorado ("CAM") to prepare an NI 43-101 compliant PEA (the "2006 PEA"). Prior to the 2006 PEA, CAM and Minefill Services Inc. had completed an internal "scoping study" for IWGM on the Bonanza Ledge Zone. CAM advanced this internal study to comply with NI 43-101 standards. The study used the 2002 Estimate of Giroux (2002).

IWGM intended to process the material mined from Bonanza Ledge at a nearby facility, in particular, the QR facility belonging to Cross Lake Minerals. Testing showed good amenability to cyanidation with recoveries ranging from 93% to 97%. These recoveries were attained rapidly, with 98% of the recovery occurring in the first six hours of the 72-hour leach.

6.4.2.8 2007-2008 Work Programs

The work programs in 2007 and 2008 consisted of surface drilling. In 2007, 1,463.54 m were drilled on Cow Mountain in 15 holes to test the Rainbow and Sanders zones. In 2008, 1,762.07 m were drilled in 10 holes to further define the Bonanza Ledge Zone and test the adjacent Goldfinch Target.

6.4.2.9 2009 Work Program

Surface drilling was conducted during the 2009 work program.

In 2009, an NI 43-101 compliant technical report was prepared for IWGM and Barkerville. It addressed the geology and exploration history for gold on properties in the IWGM land package comprising the Cariboo Gold Project. The scope of the technical report included an update and compilation of recent exploration activities completed by IWGM on the land tenure of the Cariboo Gold Project from 2006 to 2008. This report built on previous technical reports that outlined gold resources contained in the Project area, with resource calculations specific to the Cow Mountain area (Giroux, 2006) and the Bonanza Ledge Zone area (Sandefur and Stone, 2006).

A pre-feasibility study ("PFS") was prepared for the Bonanza Ledge Project by EBA Engineering Consultants Ltd ("EBA") of Vancouver, British Columbia, and several independent professionals and consultants. The study used the resource and reserve evaluation (the "2009 Estimate") of Mintec Inc. of Tucson, Arizona, as the basis of its economic analysis. The PFS was an update of the previously disclosed resource (Sandefur and Stone, 2006). A NI 43-101 technical report was prepared by EBA. Historical Resource estimates from this period are superseded by those reported herein. They are described in detail in the previous technical report (Beausoleil and Pelletier, 2018) available on SEDAR.

The 2009 Estimate yielded 569,110 t grading 5.87 g/t Au in the measured and indicated categories (measured resource of 234,677 t grading 6.69 g/t Au, and indicated resource of 334,433 t grading 5.31 g/t Au). Total contained gold was estimated at 107,532 oz of gold. The estimate also included an inferred resource of 373,123 t grading 6.10 g/t Au for 73,087 oz of contained gold. The cut-off grade grade was 0.69 g/t Au.

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources.

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The Base Case economics of the PFS use the assumptions of of US$750 per ounce gold for the operating cost based on an open pit operation  at a rate of 200 tpd and be expected to produce an average of 20,000 oz of gold per year by batch toll milling at a nearby CIP plant for an estimated mine life of four (4) years. The exchange rate was established at 1.18 USD/CAD.

The Base Case economics used a total reserve estimated at 297,536 t grading 9.03 g/t Au in the proven and probable categories (proven reserves of 130,726 t grading 10.23 g/t Au, and probable reserve of 166,810 t grading 8.11 g/t Au), for 86,400 oz of total contained gold. The milling cut-off was 2.84 g/t Au, and the reserves were reported at 5% dilution.

These "Resources" and "Reserves" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

6.5 Barkerville Gold Mines Ltd. (2010-2014)

The following description of work conducted by Barkerville on the Project between 2010 and 2014 is taken from Yin (2011; 2013), Georges (2012), Georges et al. (2013), Dzick (2015), Layman (2015), and the issuer's MD&A reports.  The text retains the references therein.

Table 6.4 outlines the drilling on the Project from 2010 to 2014.

Table 6.4 - Summary of drilling on the Cariboo Gold Project from 2010 to 2014

Year	Zone/Area	Surface Diamond Drilling
		Holes	Metres
2010	Bonanza Ledge	17	2,918.2
	Cow Mountain	45	5,792.3
	Island Mountain	1	178.6
2011	Pit Vein Zone	10	1,045.2
	BC Vein	30	9,284.6
	Bonanza Ledge (ARD samples)	5	943.1
	Cow Mountain	163	43,410.6
	Stouts Gulch and Myrtle Property	2	212.2
	Groundwater monitoring well holes	21	3,019.9
2012	Cow Mountain	14	2,753.2
2013	No drilling	0	0
2014	Cow Mountain	10	4,142.2
TOTAL		318	73,700.1

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6.5.1 2010-2011 Work Programs

Surface trenching and sampling work were completed in 2010. A total of 175 samples were collected from 18 channels. The channels were spaced approximately 6 m apart along a 125-m-long trench.

The work program in 2011 included surface drilling and trenching. A total of 66 channel samples were collected from the trenches.

6.5.2 2012 Work Program

On June 28, 2012, Barkerville announced an NI 43-101 compliant mineral resource estimate for the Gold Quartz open pit model on Cow Mountain (the "Gold Quartz Estimate") and the geological potential of the 6.4-km Cow-Island-Barkerville Mountain Corridor (Barkerville news release of June 28, 2012). Geoex Ltd. ("Geoex") prepared the independent estimate. The announcement of the estimate led to a cease trade order ("CTO") from the BC Securities Commission ("BCSC") against Barkerville and initiated a series of events involving the Geoex QP (Peter T. George). The Gold Quartz Estimate is superseded by the resource estimate herein. It is described in detail in the previous technical report (Beausoleil and Pelletier, 2018) available on SEDAR.

The Gold Quartz Estimate, which covered an open pit model between elevations of 1,082.0 m and 1,386.8 m above sea level, consisted of 62,632,200 t of indicated resources at an average grade of 5.28 g/t Au, for 10,626,100 oz of contained gold, calculated at a cut-off grade of 0.857 g/t Au. Geoex concluded that this resource had a reasonable prospect of economic extraction. Geoex also estimated a "potential" of 405 to 684 million short tons containing approximately 65 Moz to 90 Moz of gold. The assessment of the geological potential was based solely on the Island Mountain, Cow Mountain and Barkerville Mountain areas.

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources .

Following Barkerville's news release of June 28, 2012, Barkerville received a technical disclosure review letter from the BCSC on July 4, 2012, asking Barkerville to provide the BCSC with additional information to support the Gold Quartz Estimate and exploration target disclosed in the original news release of July 11, 2012. Barkerville's QP, Peter T. George, immediately provided the BCSC with a draft technical report. Upon review of the draft technical report, the BCSC expressed concerns about certain methods, parameters and assumptions used to estimate the mineral resources and potential exploration targets at Cow Mountain, as well as the estimates themselves. The BCSC expressed concern that the 10.6 Moz indicated resource and the 65 to 90 Moz additional "potential" resources disclosed in the original news release were inadequately supported in the draft technical report and had been estimated in a manner that appeared contrary to normal industry practice, and therefore could be construed as misleading.

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The final version of the NI 43-101 technical report was filed on SEDAR on August 13, 2012 (Georges, 2012). The Gold Quartz Estimate (open pit model) comprised an estimated capped indicated resource of 51,600,000 t at an average grade of 2.57 g/t Au, for 4,251,000 oz of contained gold. The report also provided an estimated capped inferred resource of 27,278,000 t at an average grade of 3.67 g/t Au for 3,205,200 oz of contained gold.

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance or reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources .

On August 14, 2012, the BCSC issued a cease trade order ("CTO") against Barkerville, stating that the report was not in the required form under NI 43-101 (Barkerville press release of August 15, 2012). Barkerville was advised that the CTO would remain in place until Barkerville filed an NI 43-101 compliant report acceptable to the BCSC, addressing all technical disclosure concerns.

On October 19, 2012, Barkerville retained Snowden Mining Industry Consultants Pty ("Snowden") to review the report in question and help satisfy the CTO conditions. On November 5, 2012, Barkerville provided an additional update on its technical review. As requested by Snowden, fourteen (14) twin holes had been drilled on Cow Mountain between September 22 and October 14, 2012 (holes CM12-01A to CM12-09C), for a total of 2,759.4 m. The total meterage included five (5) holes that had to be abandoned after hitting shafts and/or underground workings before reaching their target. Channel samples were also collected from the 2012 trenches on Cow Mountain.

During its review of the NI 43-101 report, Snowden examined historical samples not included in the original Gold Quartz Estimate. Snowden recommended that these samples be included in the ongoing resource estimate for Cow Mountain after being validated. The Gold Quartz Estimate was based on a database containing 619 drill holes. About 2,142 holes had been drilled on the property of which more than 1,464 had been verified by Mintec.

In July 2012, Barkerville received an amendment to Mines Act Permit M-198 to allow the custom milling of up to 300,000 t of ore from the Bonanza Ledge Mine, as well as the disposal of associated mine tailings in the QR Main Zone Pit. In December 2012, Barkerville received an amended Environmental Management Act Permit, PE 17876, to allow effluent discharge associated with active mining at Bonanza Ledge.

6.5.3 2013 Work Program

On June 18, 2013, Barkerville filed an NI 43-101 technical report to present and support the updated mineral resource estimate for Cow Mountain (the "2013 Estimate"; Georges et al., 2013). As part of the mandate, Snowden assisted Geoex and Barkerville in the review and audit of the data validation and verification aspects of the Cow Mountain data, the determination of the most appropriate estimation method for Cow Mountain, and the preparation of the independent resource estimate for the Cow Mountain area.

The 2013 Estimate was reported at a range of cut-off grades for the indicated and inferred categories (Georges et al., 2013). No measured resources were estimated. The base case cut-off of 0.40 g/t (0.40 ppm) results is shown in Table 6.5 and Table 6.6.

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Table 6.5 - Cow Mountain Indicated Mineral Resource at a cut-off grade of 0.40 g/t Au

Cut-off grade (Au oz/ton)	Tons (M st)	Grade (Au oz/ton)	Cut-off grade (Au ppm)	Tonnes (Mt)	Grade (Au ppm)	Total ounces of gold (Moz)
0.012	17.75	0.058	0.40	16.11	2.00	1.04

(Georges et al., 2013)

These "Resources" are historical in nature and should not be relied upon. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and should not be disclosed out of context.

Table 6.6 - Cow Mountain Inferred Mineral Resource at a cut-off grade of 0.40 g/t Au

Cut-off grade (Au oz/t)	Tons (M tons)	Grade (Au oz/ton)	Cut-off grade (Au ppm)	Tonnes (Mt)	Grade (Au ppm)	Total Ounces of Gold (Moz)
0.012	49.23	0.08	0.40	44.66	2.74	3.94

(Georges et al., 2013)

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources .

Also in 2013, Mintec prepared an updated mineral resource estimate for the Bonanza Ledge deposit (Georges et al., 2013). Total measured and indicated resources were estimated at 420,000 t grading 7.63 g/t Au (170,000 t at 8.74 g/t Au for measured, and 240,000 t at 6.86 g/t Au for indicated), representing 102,000 oz of contained gold. In addition, inferred resources were estimated at 280,000 t grading 7.78 g/t Au, for 70,000 oz of contained gold. The cut-off grade was 1.70 g/t Au.

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources

Georges et al. (2013) noted that a costing and economic analysis for the Bonanza Ledge deposit, prepared by EBA Consultants as part of the PFS (Fier et al., 2009), had become outdated due to changes in capital and operating costs over time, changes in metal prices, purchase of the QR Mill such that toll milling was no longer applicable, and purchase of property interests such that royalty payments were no longer applicable.

Consequently, Snowden updated the economic analysis for Bonanza Ledge to assess the relevance of the mineral reserve under revised modifying factors.

On July 15, 2013, the BCSC revoked the CTO issued on August 14, 2012. On October 9, 2013, common shares of Barkerville resumed trading on the TSXV.

To satisfy some of the recommendations of the last technical report (Georges et al., 2013), Barkerville reviewed core sampling records for all drill holes in the Cow Mountain resource model. A core sampling and assaying program was conducted to provide assays for any previously unsampled drill core intervals. The infill sampling program (55,698.6 m) was conducted on 250 holes drilled in 2007, 2009, 2010 and 2011 on Cow Mountain (Barkerville press release of January 20, 2014). The program was completed in January 2014. Available reject samples for all the Cow Mountain drill holes were shipped to AcmeLabs for fire assay-metallic screen analysis. In total, 25,280 samples were sent to AcmeLabs.

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Historical resource estimates from this period are superseded by the 2020 MRE reported herein. They are described in detail in the previous technical report (Beausoleil and Pelletier, 2018) available on SEDAR.

6.5.4 2014 Work Program

Barkerville conducted surface drilling in 2014.

In March 2014, Barkerville announced the commencement of operations at the Bonanza Ledge Mine. The first production blast was on March 12, 2014. Over the course of the year, Barkerville milled 53,090 t of ore at an average head grade of 6.23 g/t Au and a recovery rate of 90%. The average net operating cost was $1,669 per ounce.

6.6 Barkerville Gold Mines Ltd. (2015-2019)

During 2015, Barkerville milled 11,275 tonnes of Bonanza Ledge ore at an average head grade of 10.14 g/t Au, a recovery rate of 94%, and an average net operating cost of $877/oz. Based on the results as of February 28, 2015, management decided to cease production and place Bonanza Ledge under care and maintenance.

In January 2017, Barkerville began commissioning its wholly-owned QR Mill using the low-grade stockpile at the Bonanza Ledge open pit. Material sorting was done at the stockpile, producing relatively high-grade pre-concentrate. By the end of February 2017, Barkerville had transported 2,860 t to the QR Mill for an average grade of 2.94 g/t Au. During the second quarter of 2017, Barkerville began portal and underground development at the Bonanza Ledge Mine to prepare for the processing of in-situ Bonanza Ledge material. A total of 470 m of underground development was completed in 2017, resulting in the processing of approximately 7,000 t of both low- and high-grade development material at the QR Mill for commissioning and training purposes.

In 2015, Snowden (Dzick, 2015) prepared a mineral resource estimate for Cow Mountain (the "2015 Estimate") using the Multiple Indicator Kriging ("MIK") method and all of Barkerville's drill hole data available by the end of September 2014 (Table 6.7). The 2015 Estimate was reported at a cut-off grade of 0.50 g/t Au and was based on the results of a Whittle pit optimization to a depth of 1,000 ft (304.8 m) below the surface, around the underground workings of the Cariboo Gold Quartz Mine. The effective date of the 2015 Estimate is March 31, 2015.

Table 6.7 - Cow Mountain Mineral Resource reported at a cut-off grade of 0.50 g/t Au

Classification	Tonnes (Mt)	Au (g/t)	Au (Moz)
Indicated	35.8	2.4	2.8
Inferred	27.5	2.3	2.0

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(Dzick, 2015)

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources

In 2016, Barkerville mandated InnovExplo (Brousseau et al., 2017) to complete an NI 43-101 technical report and Mineral Resource Estimate (the "2017 MRE") for the Barkerville Mountain deposit. GEOVIA GEMS was used for modelling purposes and the estimation approach, which consisted of 3D block modelling and the OK interpolation method. The results of the in situ 2017 MRE for the Barkerville Mountain deposit at a 3.5 g/t cut-off grade are presented in Table 6.8.

The close-out date of the database is July 18, 2016, and the effective date of the 2017 Estimate is March 21, 2017 (Brousseau et al., 2017).

Table 6.8 - 2017 Mineral Resource Estimate at a 3.5 g/t Au cut-off grade

> 3.5 g/t Au		Tonnes (t)	Au (g/t)	Contained Au (Moz)
Measured (M) and Indicated (I)	Measured	248,200	8.07	64,400
	Indicated	436,700	6.72	94,400
	Total M+I	684,900	7.21	158,800
Inferred	In-situ	108,100	5.34	18,600

(Brousseau et al., 2017)

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Although they comply with current NI 43-101 requirements and follow CIM Definition Standards, they are included in this section for illustrative purposes only the issuer is not treating the historical estimate as current mineral resources

In 2017, Barkerville mandated InnovExplo (Beausoleil and Pelletier, 2018) to update the 2017 MRE and perform a review and validation of the maiden resource estimate for the Cow Mountain and Island Mountain deposits combined (the "2018 MRE"). The OK grade interpolation method was used. The results of the in situ 2018 MRE at the 3.0 g/t cut-off grade are presented in Table 6.9.

The close-out date of the database is December 31, 2017, and the effective date for the 2018 MRE is May 2, 2018.

Table 6.9 - 2018 Cariboo Gold Project Mineral Resource Estimate at a cut-off of 3.0 g/t Au

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Deposit by Categories	Tonnes	Au (g/t)	Au (Oz)
Measured (total)
Bonanza Ledge	264,000	7.3	61,900
Indicated
Bonanza Ledge	63,400	4.8	9,700
BC Vein	444,900	6.4	91,600
Mosquito	247,000	9.5	75,700
Shaft	4,373,200	5.9	835,600
Valley	769,600	5.8	142,700
Cow	1,947,800	6.1	381,800
Total Indicated	7,845,900	6.1	1,537,100
Total Measured and Indicated	8,109,900	6.1	1,599,000
Inferred
BC Vein	173,400	4.6	25,400
Mosquito	699,200	6.0	135,600
Shaft	7,357,000	5.1	1,213,000
Valley	2,454,300	5.4	423,400
Cow	2,047,300	5.4	358,300
Total Inferred	12,731,200	5.2	2,155,700

(Beausoleil and Pelletier, 2018)

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Although they comply with current NI 43-101 requirements and follow CIM Definition Standards, they are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources

In 2019, Barkerville mandated InnovExplo (Beausoleil and Pelletier, 2019) to review, validate and update the 2018 MRE. The OK grade interpolation method was used. The overall results of the 2019 MRE at the official 3.0 g/t cut-off grade are presented in Table 6.10.

Table 6.10 - 2019 Cariboo Gold Project Mineral Resource Estimate at a cut-off of 3.0 g/t Au

Category	Deposit	Tonnes (000)	Grade (Au g/t)	Ounces (000)
Measured	Bonanza Ledge	175	6.1	34
Indicated	Bonanza Ledge	55	4.6	8
	BC Vein	734	5.6	132
	Mosquito	542	7.1	124
	Shaft	7,200	5.6	1,300
	Valley	1,212	5.3	208
	Cow	3,578	5.5	637
Total Indicated Resources		13,266	5.63	2,401
Inferred	BC Vein	87	3.6	10
	Mosquito	690	6.5	144
	Shaft	5,817	5.0	941
	Valley	3,475	4.9	545
	Cow	1,867	4.7	282
Total Measured and Indicated Resources		13,495	5.6	2,443
Total Inferred Resources		11,936	5.0	1,922

(Beausoleil and Pelletier, 2019)

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These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. Although they comply with current NI 43-101 requirements and follow CIM Definition Standards, they are included in this section for illustrative purposes only and the issuer is not treating the historical estimate as current mineral resources

Based on the results of the 2019 MRE, Barkerville mandated BBA Inc. ("BBA") to prepare a technical report and PEA for the Cariboo Gold Project (Morgan et al., 2019). A number of specialized consultants assisted BBA with the PEA: Allnorth Consultants Ltd., Golder Associates Ltd., InnovExplo Inc., Mining Plus Canada Consulting Ltd., SRK Consulting (Canada) Inc., and WSP Canada Inc. The effective date of the PEA is August 18, 2019. The purpose was to complete a review and compilation of the resources, mining designs, processing options and preliminary economics of the Project, and to support the results disclosed in Barkerville's press release entitled "Barkerville Gold Mines Delivers Positive PEA for Cariboo Gold Project" dated August 19, 2019.

The PEA provided a base case assessment for developing the Cariboo gold deposit (4,000 tpd) as an underground mine, with a concentrator located at the mine site at Wells and further processing at the QR Mill. The key project outcomes are summarized below and are discussed in more detail in the technical report filed on SEDAR.

  Project resources: 13.3 Mt of mineralized material at 5.6 g/t Au (Indicated) and 11.9 Mt at 5.0 g/t Au (Inferred).
  Total mineralized material mined (In-stope Resources) from four deposits (Cow, Valley, Shaft, Mosquito): 14.683 Mt at 4.5 g/t Au average diluted gold grade.
  Mine life of 11 years, with peak year payable production of 206,000 oz, average LOM annual payable production of 185,000 oz of gold.
  Gold payable recovery of 92.1%.
  Payable production (LOM) of 1.966 Moz of gold.
  Operating cost (total average) of $105.13/t mined.
  Estimated 70 construction personnel required during the construction period and 333 employees during operations.
  Concentrator construction starting in Q2 2022. Commercial production planned for Q3 2022.

6.6.1 Drilling and Exploration

From 2015 to 2018, Barkerville's exploration team executed a systematic pipeline approach on the Project with surface mapping, geochemical sampling and drilling (diamond and RC). Table 6.11 summarizes the drilling on the Project from 2015 to 2018, and Table 6.12 summarizes all surface geochemical samples.

Figure 6.3 shows the locations of the DDH drilled on the Project from 2015 to 2018, and Figure 6.4 highlights the DDH completed in 2018. Figure 6.5 shows the collar locations of the DDH completed on regional targets during 2018.

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Table 6.11 - Summary of drilling on the Cariboo Gold Project from 2015 to 2018

Deposit	BC Vein and BL		Barkerville Mountain		Cow Mountain		Valley Zone		Shaft Zone		Mosquito Creek		Regional Targets		Total/ Year
Year	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)
2015	33,429	164	7,890	42	-	-	-	-	-	-	-	-	-	-	41,319
2016	8,695	57	2,621	10	32,291	242	-	-	11,290	33	16,027	50	-	-	70,924
2017	4,772	34	3,918	8	4,479	14	41,369	93	93,958	212	13,456	44	-	-	161,952
2018	2,305	14	-	-	67,936	250	503	2	53,609	169	4,597	20	4,903	14	133,853
Total	49,209	269	14,429	60	104,706	506	41,872	95	158,857	414	34,080	114	4,903	14	408,048

Table 6.12 - Surface geochemical samples collected on the Cariboo Gold Project 2015-2018

Year	Rock sample (qty)						Soil sample (qty)
	Grab	Select	Float	Linear	Channel	Panel
2015	-	25	-	-	-	111	-
2016	81	75	1	17	341	50	4,928
2017	121	42	-	10	11	-	3,775
2018	108	182	25	8	26	4	6,307
Total	310	324	26	35	378	165	15,010

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Diamond Drill Hole Collars
2016 Island Mountain
2017 Island Mountain
2018 Island Mountain
2016 Cow Mountain
2017 Cow Mountain
2018 Cow Mountain
2015 BC Vein and Barkerville Mountain
2016 BC Vein and Barkerville Mountain
2017 Barkerville Mountain
2017 BC Vein
2017 Bonanza Ledge Geotechnical
2018 Metallurgical
2018 Geotechnical
2018 BC Vein
DDH Traces
Roads
Waterbody
Mosquito Creek Zone
Island Mountain
Shaft Zone
Wells
Valley Zone
BGM Main Office
Cow Mountain Zone
Barkerville Mountain
Cow Mountain
BC Vein
KL Zone
BL Portal Entrance
Prince George
Project Location
Vancouver
BGM
Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7
Island, Cow and Barkerville Mountains
2015-2018 DDH Collar Locations
Cariboo Gold Project
British Columbia, Canada
0
0.5
1
1.5
Kilometers
Coord. System: NAD 1983 UTM Zone 10N
N
Date: 1/17/2019
Author: E.Fenton

Figure 6.3 - Location of DDH drilled on the Cariboo Gold Project by Barkerville between 2015 and 2018

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2018 Drill Collars
2015-2017 Drill Collars
Roads
Mosquito Creek Zone
Island Mountain
Shaft Zone
Wells
Valley Zone
BGM Main Office
Jack of Clubs Lake
Cow Mountain Zone
Barkerville Mountain
Cow Mountain
KL Zone
BC Vein
BL Portal Entrance
Prince George
Project Location
Vancouver
Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7
Island, Cow, and Barkerville Mountains
2015-2018 DDH Collar Locations
Cariboo Gold Project
British Columbia, Canada
0
0.5
1
1.5
Kilometers
Coord. System: NAD 1983 UTM Zone 10N
Date: 3/25/2020
Author: Z. Goodyear

Figure 6.4 - Location of DDH drilled on the Cariboo Gold Project by Barkerville in 2018

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2018 Regional
DDH Traces
Roads
Island Mountain Drilling
Wells
Cow Mountain Drilling
Barkerville Mountain Drilling
Grouse Creek Drilling
0
2
4
8
Kilometers
BGM
Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7
Grouse Creek Regional Targets
2018 DDH Collar Locations
Cariboo Gold Project
British Columbia, Canada
0
0.5
Kilometers
Coord. System: NAD 1983 UTM Zone 10N
N
Date: 1/17/2019
Author: E.Fenton

Figure 6.5 - Location of all DDH drilled on the regional Grouse Creek target in 2018

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7. GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geological Setting

The Project lies within the Kootenay Terrane of the Omineca Tectonic Belt in the south-central Canadian Cordillera (Figure 7.1). The Omineca Belt, as defined by Monger and Price (2002), consists of the following tectonic elements:

1. Paleoproterozoic continental crust (North American Craton);

2. Neoproterozoic rift-related clastics and volcanics (Kootenay Terrane);

3. Paleozoic pericratonic, off-shelf clastic, and volcanic rocks (Kootenay Terrane including the Cariboo and Barkerville subterranes);

4. Accreted late Paleozoic to Early Jurassic volcanic and sedimentary rocks formed in island arcs (Quesnel Terrane) and marginal basins (Slide Mountain Terrane);

5. Early Cenozoic continental volcanic and sedimentary rocks; and

6. Paleozoic to early Tertiary granitic rocks.

Omineca rocks were complexly deformed by Middle Jurassic to Early Tertiary compressional tectonics, and by Tertiary transtension and extension. (Struik, 1988)

Figure 7.2 from Struik (1988) details the architecture of the Cariboo Gold District. The Kootenay Terrane in the vicinity of the Project is subdivided into the eastern Cariboo and western Barkerville subterranes. The Cariboo Subterrane is juxtaposed on the Barkerville Subterrane by the east dipping Pleasant Valley Thrust.

Figure 7.1 - Tectonic cross section showing the elements of the Canadian Cordillera

The Barkerville and Cariboo subterranes comprise metamorphosed equivalents of continent-derived siliciclastic protoliths with interlayered marble units and granitic orthogneiss. The subterranes are pericratonic in character and are thought to have formed near the current western margin of Laurentia. Various authors (Monger and Berg, 1984; Struik, 1986; Ferri and Schiarizza, 2006) suggest that both Barkerville and Cariboo subterranes share the same tectostratigraphic position and depositional environment.

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Structurally overlying both the Barkerville and Cariboo subterranes in the northern part of the Project are metamorphosed mafic volcanic rocks and associated pelagic sedimentary units of the oceanic Antler allochthon, which forms part of the Mississippian to Permian Slide Mountain Terrane (Struik, 1988, Figure 7.2). Allan et. al. (2017) noted shear sense indicators 47-347 (dip-dip direction) supporting southeasterly directed thrust kinematics.

(Struik, 1988)

Figure 7.2 - Tectonic architecture of the Cariboo Gold District

The southwestern margin of the Barkerville Subterrane is structurally overlain along the Eureka Thrust by much less deformed and less metamorphosed volcanic and sedimentary strata of the Quesnel Terrane. The Quesnel Terrane consists of Middle-Late Triassic volcanic rocks and phyllitic siliciclastic units. The Crooked amphibolite occurs as a discontinuous, strongly deformed and metamorphosed lens of mafic metavolcanic rocks and minor serpentinite along the Eureka Thrust between the Quesnel Terrane and the underlying Barkerville Subterrane. The nature and terrane affiliation of the Crooked amphibolite is uncertain, with some workers interpreting it to be a basal unit of the Quesnel Terrane (Bloodgood 1992; Panteleyev et al., 1996) and others a thrust-bounded slice of the Slide Mountain Terrane, sandwiched between the underlying Barkerville Subterrane and the base of the Quesnel Terrane (Ash, 2001; Ray et al., 2001; Ferri and Schiarizza, 2006). Isolated klippes of mafic metavolcanic rocks of uncertain terrane affiliation overlie the Barkerville Subterrane metamorphic rocks of Hardscrabble Mountain and Island Mountain (Struik, 1988; Ferri and Schiarizza, 2006).

Figure 7.3 shows the regional geological setting of the Project, principal terranes, major lithological packages and faults.

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(Mortensen et al., 2011)

Figure 7.3 - Regional geological setting of the Cariboo Gold District

7.1.1 Snowshoe Group

Central to the Barkerville Subterrane and hosting the Project is the Snowshoe Group (Struik 1986; Monger and Berg 1984). Deposition of the Snowshoe Group is interpreted to have occurred within a continent-margin rift environment. Various stratigraphic interpretations based on fieldwork by Struik (1982, 1984 and 1988) have been presented for the Snowshoe Group and are displayed in Struik (1988) and Ferre and Schiarizza (2006) (Figure 7.4).

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Struik (1988) and Ferre and Schiarizza (2006)

Figure 7.4 - Stratigraphic interpretations of the Snowshoe Group

Ferri and Schiarizza (2006) redefined the Snowshoe Group as a stratigraphic sequence composed of three major succession (from oldest to youngest): Downey, Harveys Ridge and Goose Peak (Figure 7.4). In historical mine terminology (Hanson, 1935), the 'Baker' unit corresponds to Downey succession, and the 'Rainbow' unit and 'Lowhee' unit correspond to the Harveys Ridge succession.

The Downey succession represents the lower part of the Snowshoe Group and includes units formerly referred to as the Downey, Keithley and Ramos successions by Struik (1988) (Figure 7.4). The Late Proterozoic to Early Cambrian Downey succession is dominated by green-grey micaceous quartzite to feldspathic quartzite, phyllite, and schist, with orthoquartzite (the 'Keithley quartzite') occurring near the top of the sequence. This succession includes the previously defined Keithley, Kee Khan, Ramos, and Tregillus successions defined by Struik (1988). The Downey succession includes alkaline mafic metavolcanic rocks, which range from thin horizons of chloritic phyllite in the Wells-Barkerville camp, to thick, regionally mappable exposures of chlorite±actinolite phyllite and schist north of Cariboo Lake (Allan et. al., 2017).

The Early Paleozoic Harvey's Ridge succession is defined mainly by dark grey to black carbonaceous and locally pyritic phyllite, siltstone, quartzite with light grey quartzite to feldspathic quartzite more abundant up-section. This succession includes carbonaceous phyllite of the previously defined 'Hardscrabble Mountain succession' of Struik (1988), as well as the 'Agnes conglomerate' in its upper part. The Harvey's Ridge succession locally includes alkaline mafic metavolcanic rocks and is in sharp contact with the underlying Downey succession (Ferri and Schiarizza, 2006).

The Early Paleozoic Goose Peak (Goose Peak and upper Eaglesnest successions of Struik 1988) includes light grey to light green-grey quartzite to feldspathic quartzite with interbedded dark grey phyllite and siltstone. The Goose Peak succession is in apparent gradational contact with the underlying Harvey's Ridge succession.

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The Snowshoe Group is intruded locally by felsic to mafic intrusive bodies, especially in the southern Cariboo Lake area (Ferri and O'Brien, 2002). These include Early Mississippian granitic sills of the Quesnel Lake gneiss, which is particularly deformed near the Eureka thrust (Ferri and Schiarizza, 2006).

Snowshoe Group stratigraphy is interpreted by Ferri and Schiarizza (2006) to be repeated along refolded, southwest-verging nappe structures. These folds are large, being some 25 km in amplitude and spanning the entire width of the Kootenay Terrane at this latitude. They are comparable in scale to regional fold structures elsewhere in the Kootenay Terrane. The upper limb of the nappe in the Cariboo Lake area is cut by the Pleasant Valley Thrust, which may have post-dated nappe development, or have formed late in the same deformational event.

7.1.2 Metamorphism

The principal gold-producing areas in the Barkerville Subterrane are in areas of greenschist-grade metamorphism (chlorite grade) and do not extend into amphiboIite-grade domains (Struik, 1988). The S1 and S2 fabrics are defined by metamorphic muscovite, quartz, albite, chlorite and locally biotite, and its character is governed by rock type. The metamorphic micas generally define foliation suggesting that peak metamorphic temperature coincided with the formation of the cleavages (Struik, 1988).

Most of the absolute age constraints on the timing of the various metamorphic and structural events that have affected the Barkerville and Quesnel terranes prior to the Rhys et. al. (2009) study is limited. Peak metamorphism is thought to have occurred at approximately 174±4 Ma, based on a U-Pb age for metamorphic titanite collected near Quesnel Lake (Mortensen et al., 1987). Andrew et al. (1983) reported a similar K-Ar whole-rock age of 179±8 Ma for phyllite at the Cariboo Gold Quartz Mine. Rhys et al. (2009) constrained the age of the metamorphism at Cariboo Gold Quartz and Bonanza Ledge Mines between 146.6±1.1 and 151.5±0.8 Ma.

7.2 Property Geology

Recent work by Barkerville (Harbort, 2017a) redefined the property geology into a sequence of tectonostratigraphic units ((Harbort, 2017a) Figure 7.5 and (Harbort, 2017a) Figure 7.6). As all units are metamorphosed and show phyllitic fabrics, the prefix meta- and the sufix phyllite have been dropped from the nomenclature for this report. Eight tecotostratigraphic units are recognized, beginning with a basal carbonaceous mudstone that transitions upward into coarse quartz-rich mature sandstone then to coarse calcareous sandstone, fining to a calcareous siltstone and then to a limestone. Two calcareous volcanic units are identified above and below the calcareous sandstone unit. Barkerville interprets this sequence to be a transgressive shelfal sequence ((Harbort, 2017a) Figure 7.7) with carbonaceous units deposited in near-shore organic swamp or deltaic environments, and sandstone representing the littoral zone, receiving more calcareous input off-shore towards the near-shelf, to become a calcareous siltstone, which then transitions into a limestone in the far shelfal environment. The sequence demonstrates a clear upward trend of decreasing carbonaceous material and increasing grain size into a coarse quartz-rich unit, which then reverses above the quartzose unit.

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Island and Cow Mountain Tectonostratigraphic Facies Model

Facies	Facies Description	Defining Characteristics
Limestone Facies	Grey micritic limestone	Dominance of micritic limestone
Calcareous Siltstone Facies	Calcareous siltstone with interlaminations of calcareous sandstone and interbeds of limestone	Dominance of calcareous siltstone Interbeds of Limestone
Calcareous Sandstone Facies	Basal granule to pebble conglomerate grading into calcareous medium to coarse sandstone with interlayered calcareous siltstone increasing upwards to interbeds of calcareous siltstone and occasional limestone beds	Basal conglomerate bed Calcareous coarse sandstone
Calcareous Volcaniclastic Facies	Basal limestone horizon, lower unit of calcareous mostly aphanitic and minor pyroclastic mafic volcaniclastic, extensive upper unit of aphanitic calcareous mafic volcanoclastic with widespread calcite veining stockwork	Basal limestone bed Chlorite rich pyroclastic base Chlorite rich aphanitic upper Calcite veining
Upper Sandstone Facies	Medium to coarse grained sandstone with beds of granule conglomerate interlayered with sericitic chloritic siltstone	Coarse grained sandstone Absence of both carbonaceous and calcareous material Presence of sericitic siltstone
Lower Sandstone Facies	Dominantly medium to coarse grained mature sandstone with interlayered carbonaceous siltstone and sericitic chloritic siltstone	Coarse grained sandstone Presence of both carbonaceous & sericitic siltstone Absence of calcareous material
Basal Transitional Facies	Lower very fine sandstone to siliceous siltstone interbedded with carbonaceous mudstone transitioning to upper medium to coarse sandstone interbedded with carbonaceous siltstone	Interbedded calcareous beds, Lack of calcareous material Fine sandstone grain size
Basal Facies	Monotonous thick package of dominantly carbonaceous mudstone with occasional horizons of carbonaceous siltstone	Uniformity of carbonaceous units Dominant mudstone grain size

(Harbort, 2017a)

Figure 7.5 - Techtonostratigraphic facies model for Island and Cow Mountains

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Barkerville Mountain Tectonostratigraphic Facies Model

Facies	Facies Description	Defining Characteristics
Limestone Facies	Grey micritic limestone	Dominance of micritic limestone
Calcareous Siltstone Facies	Calcareous siltstone with interlaminations of calcareous sandstone and interbeds of limestone	Dominance of calcareous siltstone Interbeds of Limestone
Calcareous Sandstone Facies	Basal granule to pebble conglomerate, grading into calcareous medium to coarse sandstone with interlayered calcareous siltstone increasing upwards to interbeds of calcareous siltstone and occasional limestone beds	Basal conglomerate bed Calcareous coarse sandstone
Arkosic Sandstone Facies	Medium to coarse grained arkosic sandstone	Coarse grained feldspars
Upper Sandstone Facies	Medium to coarse grained sandstone with beds of granule conglomerate interlayered with sericitic chloritic siltstone	Coarse grained sandstone Absence of both carbonaceous and calcareous material Presence of sericitic siltstone
Lower Sandstone Facies	Dominantly medium to coarse grained mature sandstone with interlayered carbonaceous siltstone and sericitic chloritic siltstone	Coarse grained sandstone Presence of both carbonaceous & sericitic siltstone Absence of calcareous material
Sandstone Transitional Facies	Lower very fine sandstone to siliceous siltstone interbedded with carbonaceous mudstone transitioning to upper medium to coarse sandstone interbedded with carbonaceous siltstone	Interbedding Sandstone and Carbonaceous Siltstone
Carbonaceous Siltstone Facies	Carbonaceous siltstone with interlaminations of very fine grained carbonaceous sandstone	Interbedded calcareous beds, Lack of calcareous material Fine sandstone grain size
Chloritic Magnetite Siltstone Facies	Chloritic siltstone with magnetite porphyroblasts	Magnetite Porphyroblasts
BC Vein Facies	Graphitic to carbonaceous mudstone, pods of white quartz	Presence of graphite, quartz pods
Bonanza Ledge Facies	Calcareous siltstone with interlaminations of calcareous sandstone and interbeds of carbonaceous siltstone	Calcareous siltstone and interbedded carbonaceous siltstone
Carbonaceoous Mudstone Facies	Monotonous thick package of dominantly carbonaceous mudstone with occasional horizons of carbonaceous siltstone	Uniformity of carbonaceous units Dominant mudstone grain size
Lower Sandstone Transitional Facies	Very fine sandstone to siliceous siltstone interbedded with carbonaceous mudstone	Interbedded calcareous beds, Lack of calcareous material Fine sandstone grain size

(Harbort, 2017a)

Figure 7.6 - Tectonostratigraphic facies model for Barkerville Mountain

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(Harbort, 2017a)

Figure 7.7 - Depositional model for metasedimentary units hosting the Island Mountain, Cow Mountain and Barkerville Moutain deposits

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Figure 7.8 shows the geology map of Wells and Barkerville area.

In historical mine terminology, the Baker unit correlates with the Calcareous Sandstone and the Upper Calcareous Volcaniclastic units, the Rainbow unit correlates with the Lower Calcareous Volcaniclastic, Sandstone and Basal transitional units, and the Lowhee unit corresponds to the Basal Carbonaceous unit.

Figure 7.9 shows examples of the principal geological units for the Project.

7.3 Structural Geology

The structural geology described herein is the currently accepted interpretation by Barkerville based on over 33,000 structural measurements collected from surface and underground by Barkerville geologists Harbort, Shaw and Prince during 2015 to 2019 field mapping campaigns. Figure 7.10 and Figure 7.11 illustrate the complex array of intersection and cross-cutting deformational fabrics in the four phases of deformation recognized within the Project area.

7.3.1 Deformation 1

The earliest observed fabrics in rocks of the Cariboo Gold District are represented by a transpositional layering with the development of a bedding-subparallel penetrative axial planar foliation (S1) defined predominantly by phyllosilicate minerals (sericite and chlorite). F1 folds are expressed as rarely observed, isoclinal, highly asymmetric fold hinges and rootless folds (Figure 7.10a). S1 is largely the dominant fabric identified in the area. Despite widespread transposition, original bedding (S0) and rare graded bedding and sedimentary structures can be identified. D1 is interpreted to be related to early sea floor layer parallel thrusting in the early stages of accretion and is believed to be transitional to D2.

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Figure 7.8 - Surface geology on the Cariboo Gold Project

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a) Basal carbonaceous mudstone; b) Transitional carbonaceous mudstone interlayered with fine-grained sandstone; c) Coarse-grained sandstone; d) Calcareous volcaniclastic; e) Calcareous siltstone; f) Micritic limestone; g) Rhyolite porphyry; h) Foliated diorite.

Figure 7.9 - Geological units observed on the Cariboo Gold Project

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a) F1 isoclinal fold hinges attributed to remnant transposed layering during D1; b) F2 folds with weakly developed S2 foliations axial planar to folds; c) L21 intersection lineation; d) rod-shaped L-tectonite fold hinge structure of F2 fold axis; e) Open gentle F3 folds with weakly developed spaced axial planar cleavage; f) Weakly developed F3 crenulation cleavage.

Figure 7.10 - Deformation phases and associated fabrics on the Cariboo Gold Project

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(Shaw, 2019)

Figure 7.11 - Schematic illustration showing relative orientation of variable structures arising from polyphase deformation within the Wells Barkerville area

7.3.2 Deformation 2

The second phase of deformation in the area (D2) is attributed to the accretion of the Quesnel Terrane to the North American craton and resulted in widespread development of moderately inclined to recumbent tight folds with fold axes gently plunging mostly west-northwest. A weak to moderately developed crenulation cleavage (S2: Figure 7.10b) formed axial planar to F2 folds and generally strikes west-northwest and dips between 50-70°. A strong intersection lineation (Figure 7.10c) developed between S1 and S2 parallel to the fold axis. In F2 hinge zones, a well-developed mineral elongation lineation is subparallel to the intersection lineation. Also, in hinge zones are well-developed rod-shaped L-tectonite fabrics caused by uniaxial strain (Figure 7.10d). The long axes of replacement mineralization at Mosquito Creek and Island Mountain are parallel to these lineations and have geometries oriented along the tight fold hinges. A set of layer parallel veins (historically called strike veins) commonly developed in the carbonaceous mudstone unit are considered associated with the formation of L-tectonite fabrics; the veins are generally pod shaped or extensively boudinaged with long axis orientations parallel to the extension and intersection lineations. A set of shear veins (historically called diagonal veins due to their orientation 45° to S1) are interpreted to have formed during D2 compression, the acute bisector of the conjugate set approximates the convergence vector. Both layer-parallel and shear veins are barren of gold mineralization except where layer-parallel veins were brecciated along layer-parallel faults and where shear veins are in close proximity to AP veins (discussed below).

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7.3.3 Deformation 3

The final ductile deformation is expressed as open rounded folds (F3: Figure 7.10e) that plunge to the north-northeast and have a regionally developed spaced fracture cleavage, axial planar to the folds. Localized areas also show D3 related crenulation cleavage (Figure 7.10f) parallel to the fracture cleavage. S3 surfaces host the economic vein set (AP veins) as they are parallel to the axial plane of the F3 fold hinge. The D3 deformation is interpreted to be caused by a NNW-SSE directed thrusting event, possibly related to the thin-skinned emplacement of the Antler allochthon. F3 fold geometry is best recognized by the refolding of the L21 intersection lineation and by deflections in the S1 strike (Prince and Shaw, 2019). Figure 7.11 is a schematic section that illustrates the relative orientations of structures.

7.3.4 Deformation 4

A final brittle deformation is expressed as north-to-northeast striking oblique and normal faults. These faults exhibit tens to hundreds of metres of displacement and are usually exhibited as breccia-gouge complexes with extensive damage zones. This phase is recognized by the development of both S3-parallel to N-S faults with the normal to normal-oblique offsets accommodating extension most likely related to post-orogenic relaxation. They are considered to be late-stage accommodation structures related to the D3 folding event, probably late in the exhumation process.

7.4 Mineralization and Alteration

The mineralization is defined in the Cow-Island-Barkerville Mountain Corridor. The Cow/Island segment covers a strike length of 3.7 km and a width of approximately 700 m, down to a vertical depth of 600 m below surface. The Barkerville segment covers a strike length of 3 km and a width of approximately 700 m, down to a vertical depth of 500 m below surface.

Five inter-related styles of mineralization are observed on the Project:

1. Fault-fill breccia veins subparallel to foliation (S1), hosted in carbonaceous mudstone (BC Vein style);

2. Vertical NE-trending extensional (AP) veins dominantly hosted in sandstone units in S3 cleavages (Cow Mountain, Shaft Zone, Mosquito Creek, Lowhee Zone and KL Zone vein mineralization);

3. Fractured moderately dipping ENE-trending shear veins, hosted in sandstone units (Cow Mountain, Shaft Zone, Mosquito Creek, Lowhee Zone and KL Zone vein mineralization);

4. Gold-bearing sulphide replacements hosted in fold hinges of calcareous sandstone units (Island Mountain and Mosquito Creek Replacement Style);

5. Gold-bearing sulphide replacement mineralization hosted in fault-bounded calcareous siltstone units (Bonanza Ledge style).

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Figure 7.12 and Figure 7.13 summarize the mineralization styles and structural controls respectively observed on the Project.

Vein mineralogy is largely simple, composed predominantly of quartz and lesser iron carbonate gangue. Pyrite is the dominant sulphide mineral with vein content ranging from trace amounts to tens of percent (Figure 7.12b). Pyrite content appears to have a direct association with gold content in the veins. Although galena (Figure 7.12c) and arsenopyrite can also occur in individual veins in amounts up to several percent, these minerals generally occur in trace amounts as does sphalerite (Figure 7.12d), chalcopyrite, argentite and scheelite. Generally increasing amounts of galena and argentite are related to elevated silver values. At least two sulphide events are observed in veins: one early event inter-grown with quartz (Figure 7.12b) and a secondary event infilling pre-existing void spaces (Figure 7.12e) or vein margins (Figure 7.12f). The bismuth-lead sulphosalt cosalite also occurs in isolated veins and appears to be associated with high-grade gold independent of pyrite content. Cosalite is only observed as intergrowths with quartz and its timing is considered early.

Replacement mineralization (Figure 7.12h) in calcareous sandstones varies from fine to coarse-grained pyrite with lesser arsenopyrite. Bonanza Ledge replacement mineralization, hosted in calcareous siltstone, consists entirely of fine-grained pyrite ore. Sulphide content in replacement ore types is generally high, ranging from 10% (replacing thin calcareous bands) to massive (replacing entire beds). The timing relationship for observed mineralization types is considered to be contemporaneous, with vertical veins acting as feeders for the fault fill veins, replacement horizons and earlier shear veins (Figure 7.13b).

Figure 7.14 details the observed relationship of alteration in the Cariboo Gold District. Large veins tend to exhibit a strong silica alteration halo with pyrite contents that range from several percent to massive (Figure 7.15a). Farther from the large veins, the pyrite content drops to trace amounts with intense silicification (Figure 7.15b). Most smaller veins have strong silica with trace pyrite proximal to vein margins; they rarely show the massive pyrite deposition exhibited in larger veins. A widespread moderate silica envelope with patchy but intense silica closer to the veins is observed within the vein corridors. More distal from the vein corridors, the intensity of silica alteration becomes weak, and sericite is the dominant alteration mineral (Figure 7.15) with an iron carbonate halo outside of the sericite (Figure 7.15d). Localized veins show argillic (smectite-illite Figure 7.15e) and chloritic (Figure 7.15f) alteration within the vertical AP veins.

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a) BC Vein-style layer-parallel breccia mineralization; b) Pyrite in quartz vein; c) Galena in quartz vein; d) Sphalerite in quartz vein; e) Pyrite deposition along the centerline of veins in pre-existing inter-crystal void space; f) Pyrite deposition along vein margin; g) Cosalite in quartz vein; h) Sulphide replacement mineralization.

Figure 7.12 - Mineralization styles observed on the Cariboo Gold Project.

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a) Vertical S3 structures bounding sericite-Fe-carbonate alteration; b) Vertical AP veins acting as multiple feeders to sulphide replacement body; c) Diffuse AP vein boundary with silica bleeding into replacement band; d) Outgrowths of pyrite from vein into carbonate replacement bands; e) Semi-vertical AP vein cutting across boudinaged layer-parallel vein; f) Vertical AP vein crosscutting oblique-dipping shear veins.

Figure 7.13 - Structural controls on the mineralization of the Cariboo Gold Project

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Figure 7.14 - Schematic vertical section (looking NE) of vein alteration observed on the Cariboo Gold Project

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a) Intense silica alteration with boxwork textures after pyrite in vein margin; b) Intense silica alteration with trace pyrite adjacent to vein margin; c) Moderate sericite alteration distal from vein array; d) Iron carbonate alteration distal from vein array; e) Late argillic alteration in vertical AP vein; f) Late chlorite alteration in vertical AP vein

Figure 7.15 - Alteration on the Cariboo Gold Project

7.5 Age of Mineralization

A compilation of age dates by Mortensen et. al. (2011) and recent work by Allen et. al. (2017) places mineralization approximately at the Jurassic-Cretaceous boundary (Figure 7.16).

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(Mortensen et. al., 2011)

Figure 7.16 - Compilation of age dating for the Cariboo Gold District

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Table 7.1 - Recent age dating of mineralization in the Cariboo Gold District

Sample (Mineral)	Terrane	Location / Unit	Description	Age (Ma) ± 2σ	Analytical Notes
MA16-CB05 (muscovite)	Cariboo	Locality 59 / Cunningham Fm. (Cariboo Gp.)	Coarse muscovite in calcite vein; vein cuts pale grey dolomitic marble	155.4 ± 0.6	Sample treated with dilute HCl; plateau age; steps 2-4 of 4; MSWD = 2.2; prob = 0.11; includes 74.7% of [39]Ar
MA16-CB23 (sericite)	Cariboo	Locality 100/42/ Midas Fm.? (Cariboo Gp)	Fibrous quartz-carbonate-muscovite-covelite-pyrite vein	154.6 ± 0.8 (aliquot 1) 153.6 ± 1.5 (aliquot 2)	Aliquot l: rising age spectrum; steps 5-11 of 12; MSWD = 17; prob= 0.0; includes 81.6% of the [39]Ar Aliquot 2: rising age spectrum; steps 4-7 of 13; MSWD = 8.2; prob= 0.0; includes 57.5% of the [39]Ar
MA16-CB15 (sericite)	Barkerville	Silver Mine/Harvey's Ridge succession (Hardscrabble Mountain succession)	Quartz-pyrite vein, including sericitized phyllite seams	136.7 ± 0.2 (aliquot 2)	Rising spectrum; steps 4-7 of 12; MSWD= 1.7; prob. = 0.17; includes 59.9% of the [39]Ar
MA16-CB21 (sericite)	Barkerville	Penny Creek	Quartz-pyrite-sericite vein	~140 Ma	Rising spectrum; no plateau
RG16-CB03 (biotite)	N/A	Silver Mine/ lamprophyre	Biotite-clinopyroxene- olivine-lamprophyre, talc-serpentine-carbonate altered	114.2 ± 1.2	Grain l: weighted average of steps 3-4 of 4; includes 89.0% of the [39]Ar
RG16-CB06 (biotite)	N/A	Silver Mine/ lamprophyre	Biotite-clinopyroxene- olivine-lamprophyre, talc-serpentine-carbonate altered; pyritic	112.2 ± 1.7	Grain 4: weighted average of steps 2-3 of 4; includes 96.7% of the [39]Ar
WB15 (biotite)	N/A	Penny Creek/ lamprophyre	Altered lamprophyre with fresh biotite	113.4 ± 0.8	Excellent plateau; steps 4-7 of 7: MSWD = 0.50; prob.= 0.68; includes 86% of the [39]Ar

(Allen et. al., 2017)

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8. DEPOSIT TYPES

Lode-gold mineralization on the Project shares many characteristics with orogenic gold deposits (Chapman and Mortensen, 2016). Gold mineralization is associated with orogenic silica-carbonate-sericite-pyrite stable fluids moving along secondary permeability induced by the interaction of metamorphic fabrics, sublayer-parallel strike-slip faults, contacts between lithological units, and rheological contrasts between lithologies (Groves et al., 2003).

The majority of gold deposits in metamorphic terranes, such as the Barkerville Subterrane, are found adjacent to first-order, deep-crustal fault zones (such as the Pleasant Valley Thrust as a possible example), which show complex structural histories and may extend along strike for hundreds of kilometres and widths of as much as a few thousand metres (Goldfarb et al., 2005). Fluid expulsion from crustal metamorphic dehydration along such zones was driven by episodes of major pressure fluctuations during seismic events (Cox et al., 2005). Deposits form as simple to complex networks of gold-bearing, laminated quartz-carbonate fault-fill veins of second- and third-order shears and faults, particularly at jogs or changes in strike along the major deformation zones. Mineralization styles vary from stockworks and breccias in shallow, brittle regimes, through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile crustal regions, to replacement- and disseminated-type orebodies in deeper, ductile environments (Groves et al., 2003). Most orogenic gold deposits occur in greenschist facies rocks, but significant orebodies can be present in lower and higher-grade rocks (Phillips and Powell, 2010). The mineralization is syn- to late-deformation and typically post-peak metamorphism. They are typically associated with iron-carbonate alteration. Gold is largely confined to the quartz-carbonate vein network but may also be present in significant amounts within iron-rich sulphidized wall-rock selvages or within silicified and sulphide-rich replacement zones (Dubé and Gosselin, 2007). One of the key structural factors for gold mineralization emplacement is the late strike-slip movement event that reactivates earlier-formed structures within the orogeny (Goldfarb et al., 2001).

8.1 Vein Deposits

Axial planar (AP) vein deposits on Cow, Island and Barkerville mountains are composed predominantly of quartz and lesser iron carbonate gangue. Pyrite is the dominant sulphide mineral with vein content varying from trace amounts to tens of percent and appears to have a direct association with gold content in the veins. These veins range in width from millimetres to several metres, and where the density is high, they are considered a vein corridor and trend over 300 m within the sandstone unit.

AP veins are the primary source of vein-hosted gold within the Mosquito Creek, Shaft, Valley, Cow, Lowhee and KL deposits. AP veins are vertically dipping and strike from N020 to N050 Az. Vein corridors are defined as a high-density zone of mineralized AP veins (Figure 8.1).

Extensional veins are classified based on surface and underground mapping as veins with margins oblique to foliation. Extensional veins are locally observed as conjugate sets to have formed pre-F3 buckling in the early states of D3 compression. The extensional veins can show sulphide mineralization when they are intersected by AP veins (Figure 8.1).

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Fault-fill breccia veins such as that of the BC Vein are subparallel to foliation (S1) and hosted in carbonaceous mudstone. This vein is continuous along strike for 1.4 km and is bound on the hanging wall by carbonaceous mudstone and on the footwall by calcareous siltstone. The vein dips moderately at 65° to the northeast. Mineralization within the fault-filled breccia vein consists of fine disseminated pyrite in a re-healed breccia matrix.

8.2 Replacement Deposits

Replacement mineralization in calcareous sandstones varies from fine- to coarse-grained pyrite with lesser arsenopyrite. Bonanza Ledge replacement, hosted in calcareous siltstone, consists of fine-grained pyrite ore only. Sulphide content in replacement ore types is generally high, from 10% replacing thin calcareous bands to massive, largely replacing entire beds completely. The Bonanza Ledge replacement is fault-bounded in the footwall of the BC Vein structure. The replacement deposits observed at Island Mountain and Mosquito Creek are largely controlled by the F2 fold hinges of the D2 deformation event and are hosted in calcareous siltstone and sandstone. The observed mineralization types are considered contemporaneous, with vertical veins acting as feeders for the fault fill veins, replacement horizons and earlier shear veins.

8.3 Relationships between Mineralization Types and their Potential Controls

Recent work by Harbort (2017b), Harbort (2018) and Harbort et al. (2017) has redefined the structural controls of mineralization in the Cariboo Gold District. The model, based on detailed mapping of historical underground workings, surface mapping and more than 30,000 structural readings from oriented core, explains observed mineralized veins as occupying large-aperture mode I joint cracks oriented axial planar to F3 fold hinges, with vein long axes parallel to the direction of minimum curvature of a meta-sandstone layer (Figure 8.2). Mapped vein arrays are preferentially developed in anticlinal F3 fold axes above the neutral surface of the fold. Meta-siltstone layers bound the upper and lower layer of the sandstone and deform predominantly by flexural slip resulting in poor vein development. Early shear veins and layer-parallel veins are mineralized when located adjacent to the axial planar vein arrays and joints, decreasing in gold content with distance from AP vein corridors. Where the vein arrays have intersected calcareous sandstone, sulphide replacement mineralization is developed, particularly in attenuated F2 fold hinges.

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(Harbort, 2017)

Figure 8.1 - Composite model of the mineralization styles on the Cariboo Gold Project

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(Harbort, 2017)

Figure 8.2 - Model for the formation of vertical AP veins on the Cariboo Gold Project

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9. EXPLORATION

Barkerville's exploration team carried out exploration work on the Project from May to December 2019. The program consisted of geological mapping and surface rock sampling, followed by interpretation and the preparation of an internal mapping report. Mapping and sampling efforts specifically targeted the northwest and southeast strike extensions of the known mineralization and defined resources in the Wells area, as well as a parallel trend at Mount Burns (Lightning Creek Trend).

9.1 Geological mapping

The principal aims of the 2019 regional mapping program were to expand the coverage of Barkerville 1:2,000-scale mapping within the prospective sandstone of the Barkerville Trend in an effort to delineate greenfield exploration targets and provide recommendations for the targeting methodology.

Mapping was carried out over 19 weeks during the late-May to early-October field season, with data interpretation spanning into December. The field component of the program consisted of detailed geological mapping and surface structural data collection carried out across approximately 2,900 ha within the Barkerville Trend, split between the Island Mountain and Proserpine prospects. The focus of late-season mapping shifted to the Lightning Creek trend, exposed at Mount Burns (Figure 9.1). The office-based data interpretation component produced an updated geological map for the Project presented in Section 7.2.

A total of 200 surface samples or various types (grab, select, panel, linear) were collected in 2019 across all mapping areas (Table 9.1). The mapping and sampling confirmed the extension of the corridors and allowed BGM to develop drilling targets. The Table 9.2 provides significant results of the sampling.

Table 9.1 - 2019 Cariboo Gold Project surface rock samples

Prospect	Grab Samples	Select Mineralized Samples	Panel Samples	Linear Samples	Total Samples
Antler Creek	2	0	0	0	2
Mount Burns	4	8	0	0	12
Island Mtn	11	53	2	0	66
Proserpine Mtn	35	78	6	1	120
Total	52	139	8	1	200

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Table 9.2 - Significant results of surface exploration sampling

Prospect	Sample Type	Au ppm	Site Type	Mineralization Style	Location (UTM) Meters East (mE), Meters N (mN), Elevation (m)
Mosquito Creek (Island Mountain)	Rock Select	69.8	Outcrop	Replacement in Limestone	593730mE, 5885079mN, 1357m
Mosquito Creek (Island Mountain)	Rock Select	55.4	Outcrop	Replacement in Limestone	593622mE, 5885116mN, 1405m
Burns	Vein Select	49	Dump	Vein Hosted (Type Unknown)	588741mE, 5877914mN, 1579m
Mosquito Creek (Island Mountain)	Rock Select	47.8	Workings	Replacement in Limestone	593746mE, 5885077mN, 1338m
Mosquito Creek (Island Mountain)	Rock Select	40.1	Outcrop	Replacement in Limestone	593625mE, 5885110mN, 1402m
Mosquito Creek (Island Mountain)	Vein Select	39	Outcrop	Extensional Vein Hosted	593634mE, 5885156mN, 1401m
Burns	Rock Grab	29	Float	Vein Hosted (Type Unknown)	588364mE, 5879048mN, 1571m
Prosperpine	Vein Select	28.2	Dump	Vein Hosted (Type Unknown)	600231mE, 5878630mN, 1591m
Shaft Zone (Island Mountain)	Vein Select	26.7	Workings	Axial Planar Vein Hosted	594517mE, 5884507mN, 1401m
Shaft Zone (Island Mountain)	Vein Select	26.4	Workings	Axial Planar Vein Hosted	594708mE, 5884449mN, 1382m
Prosperpine	Vein Select	23.9	Subcrop	Vein Hosted (Type Unknown)	602567mE, 5875879mN, 1633m
Burns	Vein Select	16.7	Float	Vein Hosted (Type Unknown)	589018mE, 9877936mN, 1583m
Shaft Zone (Island Mountain)	Vein Select	14.3	Outcrop	Axial Planar Vein Hosted	594583mE, 5884335mN, 1416m
Proserpine	Rock Select	13.3	Outcrop	BC Vein-style Vein Hosted	602270mE, 5876181mN, 1676m
Teapot (Island Mountain)	Vein Select	11.2	Outcrop	BC Vein-style Vein Hosted	593772mE, 5884351mN, 1545m
Mosquito Creek (Island Mountain)	Rock Select	10.8	Outcrop	Replacement in Limestone	593615mE, 5885119mN, 1408m
Teapot (Island Mountain)	Vein Select	10	Outcrop	BC Vein-style Vein Hosted	593775mE, 5884334mN, 1548m

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Figure 9.1 - 2019 regional mapping and sampling location map for the Cariboo Gold Project

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10. DRILLING

Barkerville is continuously drilling on the property and the drilling was still ongoing at the time of the report. The drilling performed from January to December 2019 was included in the current MRE update and is defined as the "2019 Program" and the potential impact on the MRE is presented below for the drilling completed to date in 2020 (Figure 10.1). The objectives were to test new brownfields targets adjacent to known deposits, infill high-grade MSO stopes modelled from the PEA and currently classified as inferred, explore the depth potential of known deposits, and continue exploration on regional targets. Barkerville's previous drilling programs are summarized in Chapter 6. Figure 10.1 shows an overview map of the 2019 Program.

Diamond drill core is the principal source of geological information for the Project.

10.1 Drilling Methodology

The 2019 Program was performed by Hy-Tech Drilling Ltd ("Hy-Tech"), based in Smithers, British Columbia. Collar locations were determined using a Trimble DGPS.

Drills were lined up using a Reflex TN14 Gyrocompass or a Suunto compass. The downhole dip and azimuth were surveyed using a Reflex EZ-shot tool. Surveys started 10 m below the casing, and readings were taken at least every 30 m downhole. A reading was also taken at the bottom of the hole if the EOH depth was 15 m or more from the last test. A multi-shot survey was performed in exploration holes upon completion. Drilling contractors handled the instruments, and survey information was transcribed and provided in paper format to Barkerville geologists. Starting in January 2019, survey information was also copied from the instruments to USB drives and transferred into the Barkerville database.

At the drill rig, the drill helpers placed core into core boxes and marked off every 3-m drill run using a labelled wooden block. Oriented core measurements were taken for all exploration holes, but stopped for most infill holes from July 2019 onward. The drill helpers were responsible for marking the core using a Reflex Act III tool. All holes were drilled in NQ diameter unless noted otherwise in this report.

10.2 Core Logging Procedures

The drill core was transported to Barkerville's facility in Wells where it was cleaned of drilling additives and mud, and the metres were marked before collecting the data.

Geotechnical data collection includes RQD at 1-m intervals. Magnetic susceptibility data were not collected because it was concluded that such data are not relevant to the deposit. Geotechnicians performed hardness testing on all core.

Downhole orientation lines were connected where possible, and orientation measurements recorded.

All data were recorded using Datamine DHLogger software. Sample intervals and pertinent information regarding lithology, mineralization and alteration were marked on the core.

After recording the sampling information, drill core samples were sawn in half, labelled, and bagged. The remaining drill core is stored onsite in a secured location for future reference. Numbered security tags were applied to lab shipments for chain of custody requirements. Samples were then shipped to the laboratory of ALS Minerals in North Vancouver, British Columbia, for analysis.

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10.3 2019 Drilling Program

The 2019 Program focused on the Cow-Island-Barkerville Corridor, as well as Proserpine Mountain (Figure 10.1).

Barkerville drilled 92,297 m in 264 surface holes at an average recovery rate of 96%. A summary of the drilling program is presented in Table 10.1.

Table 10.1 - Summary of Barkerville's 2019 Program

Deposit	Total metres	Number of Holes
BCV	3,744	24
BM	36,376	87
LZ	8,422	24
WC	1,572	4
CM	16,137	72
MC	8,259	15
SZ	12,032	26
WLO	3,079	6
PSP	2,676	6
Totals	92,297	264

The 2019 Program at Island Mountain focused on the Shaft Zone, Mosquito Creek and the Willow Regional Target, totalling 23,370 m in 47 holes (Figure 10.2).

The drilling conducted at Shaft Zone and Mosquito Creek continued the category conversion work and followed up on the results from 2018 to expand known mineralized vein corridors. The Shaft Zone (12,032 m, 26 holes) was explored and defined from surface to a maximum vertical depth of 750 m, while drilling at Mosquito Creek (8,259 m, 15 holes) targeted shallow modelled vein corridors to a maximum vertical depth of 370 m and replacement-style mineralized zones. Infill drilling on these two deposits was designed to intercept modelled vein corridors with a 25-m spacing at depth in order to convert inferred resources to indicated. Figure 10.3 shows a cross-section of selected 2019 drill holes on the Shaft deposit.

Drilling at the Willow prospect tested the 2017 gold-in-soil anomalies in the northwest area of Island Mountain and followed up on 2018 mapping recommendations. Two (2) stratigraphic holes were drilled at an azimuth of 225° followed by four (4) holes drilled at an azimuth between 120° and 130° to test surface anomalies, for a total of six (6) drill holes and 3,079 m.

The 2019 Program at Cow Mountain (Figure 10.4) continued the category conversion work on known vein corridors (inferred to indicated) and explored the down-dip extent of selected targets. The targeted vein corridors were drilled from surface to a maximum vertical depth of 280 m with a 25-m intercept spacing at depth. A total of 16,137 m was drilled in 72 holes. No new holes were drilled on the Valley deposit during the 2019 Program. Figure 10.5 shows a cross-section of selected drilling on the Cow Mountain and Valley Zone deposits for 2019.

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The aim of the 2019 Program at Barkerville Mountain (Figure 10.6) was to provide infill data on the BC Vein and to explore targets identified during the 2018 mapping program on the KL Zone, Williams Creek, and Lowhee Zone prospects. Historical drilling and surface geochemical data also contributed to the generation of these exploration targets.

BC Vein drilling, totalling 3,744 m in 23 holes, improved block model confidence and further delineated the deposit. Drilling at the three exploration prospects targeted mineralized vein corridors within the prospective sandstone unit analogous to those on the Cow and Island mountains. In total, 86 holes (36,250 m) were drilled on the KL prospect, four (4) holes (1,572 m) on the Williams Creek prospect, and 24 holes (8,422 m) on the Lowhee prospect. Figure 10.7 shows a cross-section of selected 2019 Barkerville Mountain drill holes.

At the Proserpine prospect, a single drill rig tested surface geochemical results and the down-dip extent of mineralization reported from historical workings. One (1) stratigraphic hole was drilled at an azimuth of 210°, followed by five (5) holes drilled at 120° azimuth to intersect the anomalies. Six (6) drill holes were completed for 2,676 m. Collar locations for the 2019 drill holes on regional targets are shown in Figure 10.8. Figure 10.9 shows a cross-section of selected 2019 Proserpine drill holes.

No geotechnical or metallurgical holes were drilled in 2019.

Table 10.2 presents the highlights of the 2019 Program. The intercepts are reported uncut. The true widths of the intersections are estimated to be 50 to 75% of reported core length intervals. Intervals not recovered by drilling were assigned zero grade.

Table 10.3 presents the collar information of holes of Table 10.2

Table 10.2 - Highlights of the 2019 Program

TARGET	OBJECTIVE	HOLE ID		DEPTH FROM (M)	DEPTH TO (M)	LENGTH (M)	AU (G/T)
BC Vein	Delineation	BCVN-19-003		127.20	153.00	25.80	5.11
BC Vein	Delineation	BCVN-19-005		98.90	106.60	7.70	8.91
BC Vein	Delineation	BCVN-19-007		108.00	115.00	7.00	12.83
BC Vein	Delineation	BCVN-19-008		125.60	149.00	23.40	9.90
			INCLUDING	125.60	126.60	1.00	52.70
BC Vein	Delineation	BCVN-19-012		142.70	150.00	7.30	9.87
BC Vein	Delineation	BCVN-19-015		75.15	83.00	7.85	21.91
			INCLUDING	76.10	76.70	0.60	275.00
BC Vein	Delineation	BCVN-19-017		97.20	105.80	8.60	22.43
			AND	99.00	100.20	1.20	60.70
BC Vein	Delineation	BCVN-19-018		99.90	106.25	6.35	12.07

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TARGET	OBJECTIVE	HOLE ID		DEPTH FROM (M)	DEPTH TO (M)	LENGTH (M)	AU (G/T)
BC Vein	Delineation	BCVN-19-020		102.50	106.05	3.55	12.46
Cow	Delineation	CM-19-004	INCLUDING	254.50	255.00	0.50	102.00
Cow	Delineation	CM-19-008		159.90	162.50	2.60	83.19
			INCLUDING	161.00	161.50	0.50	358.00
Cow	Delineation	CM-19-014		177.00	182.60	5.60	14.61
Cow	Delineation	CM-19-019		143.40	154.50	11.10	9.60
			INCLUDING	144.30	144.80	0.50	129.00
Cow	Delineation	CM-19-020		91.05	101.30	10.25	9.17
			INCLUDING	94.80	96.20	1.40	60.70
Cow	Delineation	CM-19-022	INCLUDING	148.95	149.45	0.50	88.90
Cow	Delineation	CM-19-025		261.70	274.10	12.40	5.94
Cow	Delineation	CM-19-029		101.45	112.85	11.40	9.47
Cow	Delineation	CM-19-030		44.00	76.55	32.55	5.50
			INCLUDING	44.00	48.95	4.95	25.67
Cow	Delineation	CM-19-030	AND	48.10	48.95	0.85	102.50
Cow	Delineation	CM-19-044		141.00	144.50	3.50	20.94
Cow	Delineation	CM-19-055		89.60	98.30	8.70	15.87
			AND	96.50	97.40	0.90	98.20
Cow	Delineation	CM-19-057		246.70	247.60	0.90	73.80
Cow	Delineation	CM-19-059		221.05	222.50	1.45	51.90
Cow	Delineation	CM-19-070		134.10	139.30	5.20	16.56
Cow	Delineation	CM-19-071		125.90	132.90	7.00	18.70
Cow	Delineation	CM-19-072		264.00	273.40	9.40	7.75
KL Zone	Exploration	BM-19-003		170.80	171.30	0.50	102.00
KL Zone	Exploration	BM-19-005		47.50	53.80	6.30	19.30
			AND	50.25	50.75	0.50	69.40
			AND	51.25	52.00	0.75	40.50
KL Zone	Exploration	BM-19-009		300.00	322.55	22.55	1.20
KL Zone	Exploration	BM-19-011		42.60	43.10	0.50	54.60
KL Zone	Exploration	BM-19-022		69.00	74.15	5.15	6.25
KL Zone	Exploration	BM-19-025		122.45	124.80	2.35	49.63
			INCLUDING	124.00	124.80	0.80	145.00
KL Zone	Exploration	BM-19-026		401.50	410.10	8.60	3.84
KL Zone	Exploration	BM-19-036		68.10	70.80	2.70	10.08
KL Zone	Exploration	BM-19-040		164.65	171.25	6.60	5.36

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	98

TARGET	OBJECTIVE	HOLE ID		DEPTH FROM (M)	DEPTH TO (M)	LENGTH (M)	AU (G/T)
KL Zone	Exploration	BM-19-047		60.50	61.50	1.00	28.40
KL Zone	Exploration	BM-19-057		258.25	261.90	3.65	10.92
			AND	261.00	261.90	0.90	30.20
KL Zone	Exploration	BM-19-068		185.30	192.55	7.25	6.60
KL Zone	Exploration	BM-19-074		179.20	185.60	6.40	7.91
KL Zone	Exploration	BM-19-079		134.50	140.30	5.80	11.87
			INCLUDING	136.65	137.65	1.00	52.90
KL Zone	Exploration	BM-19-094		100.00	105.85	5.85	9.46
			AND	104.40	105.40	1.00	43.30
Lowhee	Exploration	BM-19-087		90.70	96.65	5.95	5.10
Lowhee	Exploration	BM-19-088		37.40	42.55	5.15	6.13
Lowhee	Exploration	BM-19-093		32.60	43.00	10.40	8.84
			INCLUDING	32.60	33.40	0.80	58.10
			AND	33.40	33.90	0.50	70.00
Lowhee	Exploration	BM-19-100		40.60	41.25	0.65	69.30
Lowhee	Exploration	BM-19-101		93.50	96.00	2.50	40.25
			INCLUDING	94.00	94.50	0.50	186.50
Lowhee	Exploration	BM-19-102		87.80	94.55	6.75	5.76
				105.40	109.50	4.10	8.43
Lowhee	Exploration	BM-19-105		99.80	112.60	12.80	20.66
			INCLUDING	100.30	100.95	0.65	352.00
Lowhee	Exploration	BM-19-107		91.60	96.60	5.00	6.37
Lowhee	Exploration	BM-19-108		31.10	36.55	5.45	6.49
Lowhee	Exploration	BM-19-109		120.00	138.70	18.70	10.53
			AND	131.70	137.50	5.80	31.30
			AND	135.50	136.00	0.50	74.70
			AND	136.00	136.50	0.50	109.50
			AND	136.50	137.00	0.50	90.10
				151.95	156.50	4.55	8.02
Lowhee	Exploration	BM-19-111		78.25	87.50	9.25	6.82
			INCLUDING	78.75	79.25	0.50	60.60
				258.40	258.90	0.50	327.00
Lowhee	Exploration	BM-19-113		135.00	136.20	1.20	30.00
Mosquito Creek	Delineation and Deep Exploration	IM-19-004		398.40	402.60	4.20	10.65
			INCLUDING	402.10	402.60	0.50	85.70

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	99

TARGET	OBJECTIVE	HOLE ID		DEPTH FROM (M)	DEPTH TO (M)	LENGTH (M)	AU (G/T)
Mosquito Creek	Delineation and Deep Exploration	IM-19-005		160.65	166.15	5.50	5.94
			INCLUDING	160.65	161.35	0.70	40.60
Mosquito Creek	Delineation and Deep Exploration	IM-19-008		282.25	283.00	0.75	48.80
Mosquito Creek	Delineation and Deep Exploration	IM-19-010		158.75	192.00	33.25	1.25
				339.00	339.60	0.60	66.00
Mosquito Creek	Delineation and Deep Exploration	IM-19-018		487.75	491.20	3.45	7.64
Mosquito Creek	Delineation and Deep Exploration	IM-19-036		90.00	93.00	3.00	7.39
				129.35	131.80	2.45	14.50
				130.50	131.15	0.65	46.80
Mosquito Creek	Delineation and Deep Exploration	IM-19-043		183.90	191.05	7.15	33.62
			INCLUDING	187.90	188.40	0.50	399.00
			AND	188.40	189.10	0.70	31.80
				266.20	266.90	0.70	35.90
Mosquito Creek	Delineation and Deep Exploration	IM-19-047		212.35	217.80	5.45	7.55
				220.50	224.45	3.95	8.16
			INCLUDING	222.25	222.90	0.65	45.50
				487.40	491.70	4.30	6.87
				560.00	562.80	2.80	7.93
Proserpine	Exploration	PSP-19-001		476.20	476.70	0.50	16.70
Proserpine	Exploration	PSP-19-002		48.40	56.00	7.60	14.27
			INCLUDING	48.40	49.00	0.60	125.50
			AND	53.00	54.00	1.00	30.70
				200.50	203.00	2.50	5.16
			INCLUDING	202.00	202.50	0.50	23.20
				323.50	326.50	3.00	26.08
				325.00	325.90	0.90	84.90
Proserpine	Exploration	PSP-19-003		217.50	219.75	2.25	4.49
				230.60	231.10	0.50	95.20
Proserpine	Exploration	PSP-19-006		215.70	216.80	1.10	9.18
Shaft Zone	Exploration	IM-19-007		26.75	39.90	13.15	10.06
			AND	37.00	37.90	0.90	76.40
Shaft Zone	Exploration	IM-19-012		161.25	171.50	10.25	7.02
			AND	162.00	163.40	1.40	31.40

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	100

TARGET	OBJECTIVE	HOLE ID		DEPTH FROM (M)	DEPTH TO (M)	LENGTH (M)	AU (G/T)
Shaft Zone	Exploration	IM-19-013		92.00	94.40	2.40	26.24
				92.00	93.50	1.50	38.10
				111.50	129.40	17.90	19.34
			AND	114.55	115.05	0.50	151.50
			AND	115.05	116.35	1.30	37.90
			AND	116.85	118.35	1.50	32.80
			AND	118.35	119.85	1.50	59.30
				442.45	447.80	5.35	15.78
			AND	447.15	447.80	0.65	59.60
Shaft Zone	Exploration	IM-19-019		488.00	508.00	20.00	10.76
				504.50	505.75	1.25	157.50
Shaft Zone	Exploration	IM-19-020		143.00	143.50	0.50	162.50
Shaft Zone	Exploration	IM-19-023		194.50	198.55	4.05	21.97
			INCLUDING	194.50	195.25	0.75	87.60
				450.25	455.85	5.60	10.57
				485.35	493.30	7.95	10.12
Shaft Zone	Exploration	IM-19-025		26.40	32.70	6.30	6.80
Shaft Zone	Exploration	IM-19-029		222.40	226.80	4.40	14.91
			INCLUDING	223.10	223.90	0.80	55.90
Shaft Zone	Exploration	IM-19-032	INCLUDING	698.00	698.50	0.50	18.20
Shaft Zone	Exploration	IM-19-039		639.90	642.05	2.15	27.23
Shaft Zone	Exploration	IM-19-040		399.25	405.45	6.20	8.94
				490.00	493.20	3.20	21.18
			INCLUDING	490.00	490.90	0.90	54.10
				525.00	532.85	7.85	7.31
Shaft Zone	Exploration	IM-19-045		661.80	668.30	6.50	7.75
Williams	Exploration	BM-19-013		148.20	149.00	0.80	27.30
				183.15	184.15	1.00	11.17
			INCLUDING	183.65	184.15	0.50	20.00
				197.00	199.80	2.80	12.23
			INCLUDING	197.00	197.50	0.50	33.60
			AND	198.60	199.30	0.70	20.10
				407.50	408.30	0.80	40.10
Williams	Exploration	BM-19-015		446.05	448.30	2.25	5.17
Willow	Exploration	IM-19-041		338.10	340.00	1.90	4.88

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	101

Table 10.3 - Collar information for selected hole with significant results

Hole	Location X (m)	Location Y (m)	Location Z (m)	Azimuth	Dip
BCVN-19-003	597180	5881644	1549	227	-48
BCVN-19-005	597193	5881597	1542	228	-45
BCVN-19-007	597193	5881598	1542	224	-56
BCVN-19-008	597180	5881644	1549	214	-44
BCVN-19-012	597179	5881645	1549	229	-54
BCVN-19-015	597335	5881497	1539	224	-51
BCVN-19-017	597081	5881702	1540	223	-44
BCVN-19-018	597081	5881702	1540	224	-51
BCVN-19-020	597067	5881716	1538	227	-47
BM-19-003	598317	5881123	1525	113	-45
BM-19-005	598280	5881093	1520	118	-45
BM-19-009	597898	5881354	1558	123	-46
BM-19-011	597948	5881392	1572	120	-45
BM-19-013	598847	5880331	1340	120	-44
BM-19-015	598783	5880270	1356	120	-44
BM-19-022	598041	5881353	1572	123	-45
BM-19-025	597942	5881261	1539	118	-46
BM-19-026	597808	5881574	1598	121	-45
BM-19-036	597642	5881492	1566	123	-45
BM-19-040	597261	5881535	1539	112	-45
BM-19-047	597335	5881465	1532	110	-46
BM-19-057	596948	5881888	1533	110	-46
BM-19-068	597813	5881454	1573	109	-45
BM-19-074	597846	5881492	1587	112	-45
BM-19-079	597809	5881600	1601	107	-45
BM-19-087	596563	5882703	1472	297	-45
BM-19-088	596582	5882755	1470	296	-45
BM-19-093	596548	5882644	1472	107	-45
BM-19-094	597992	5881225	1535	108	-44
BM-19-100	596542	5882615	1466	303	-45
BM-19-101	596469	5882659	1444	305	-43
BM-19-102	596464	5882708	1440	297	-46
BM-19-105	596465	5882709	1441	110	-53

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	102

Hole	Location X (m)	Location Y (m)	Location Z (m)	Azimuth	Dip
BM-19-107	596475	5882779	1438	292	-54
BM-19-108	596483	5882811	1435	299	-45
BM-19-109	596483	5882811	1436	298	-56
BM-19-111	596482	5882808	1438	108	-45
BM-19-113	596494	5882909	1429	300	-55
CM-19-004	595874	5883817	1291	128	-45
CM-19-008	595686	5883809	1274	308	-67
CM-19-014	595711	5883727	1302	305	-57
CM-19-019	595790	5883688	1323	136	-56
CM-19-020	595824	5883702	1321	146	-70
CM-19-022	595874	5883671	1338	140	-48
CM-19-025	595908	5883648	1347	135	-52
CM-19-029	595909	5883648	1348	132	-58
CM-19-030	595819	5883600	1349	111	-62
CM-19-044	595885	5883465	1403	141	-44
CM-19-055	595789	5883681	1323	135	-62
CM-19-057	595708	5883722	1302	316	-56
CM-19-059	595710	5883723	1303	324	-54
CM-19-070	595802	5883790	1292	135	-60
CM-19-071	595802	5883791	1293	143	-59
CM-19-072	595802	5883790	1292	141	-60
IM-19-004	593779	5885124	1349	303	-47
IM-19-005	593652	5885163	1402	299	-45
IM-19-007	594140	5884631	1438	123	-44
IM-19-008	593628	5885278	1397	308	-46
IM-19-010	593641	5885218	1400	312	-43
IM-19-012	594336	5884663	1408	138	-53
IM-19-013	594221	5884638	1427	129	-46
IM-19-018	593714	5885231	1386	314	-45
IM-19-019	594446	5884542	1410	142	-60
IM-19-020	594365	5884675	1405	137	-59
IM-19-023	594372	5884690	1398	127	-46
IM-19-025	594221	5884638	1427	132	-52
IM-19-029	594486	5884607	1398	140	-48

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	103

Hole	Location X (m)	Location Y (m)	Location Z (m)	Azimuth	Dip
IM-19-032	594555	5884639	1375	135	-49
IM-19-036	593500	5885225	1434	315	-45
IM-19-039	594752	5884630	1353	133	-45
IM-19-040	594554	5884638	1375	137	-45
IM-19-043	593965	5885038	1371	317	-56
IM-19-045	594721	5884649	1360	130	-45
IM-19-047	593964	5885039	1369	321	-53
PSP-19-001	601573	5877155	1731	207	-45
PSP-19-002	601672	5876851	1734	119	-46
PSP-19-003	601497	5876950	1713	118	-44
PSP-19-006	602004	5876163	1738	122	-46

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	104

Willow Zone
Island Mountain
Mosquito Creek Zone
Shaft Zone
Valley Zone
Wells
BGM Main Office
Cow Mountain Zone
Lowhee Zone
Cow Mountain
Barkerville Mountain
BC Vein
KL Zone
BL Portal Entrance
William Creek Zone
Proserpine Mountain
Proserpine Zone
Grouse Zone
Prince George
Project Location
Vancouver
BGM Office
Bonanza Ledge Portal Entrance
Diamond Drill Hole Collars
2016 Island Mountain
2017 Island Mountain
2018 Island Mountain
2019 Island Mountain
2020 Island Mountain
2016 Cow Mountain
2017 Cow Mountain
2018 Cow Mountain
2019 Cow Mountain
2020 Cow Mountain
2015 BC Vein and Barkerville Mountain
2016 BC Vein and Barkerville Mountain
2017 Barkerville Mountain
2019 Barkerville Mountain
2020 Barkerville Mountain
2017 BC Vein
2018 BC Vein
2019 BC Vein
2020 BC Vein
2017 Bonanza Ledge Geotechnical
2018 Grouse Creek
2019 Proserpine Mountain
2018 Metallurgical
2018 Geotechnical
Diamond Drill Hole Traces
Roads

Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7

2015-2020 Cariboo Gold Project
Diamond Drilling Program Overview
Cariboo Gold Project
British Columbia, Canada

0 1 2 3
Kilometers
Coord. System: NAD 1983 UTM Zone 10N

Date: 9/29/2020

Author: Z. Goodyear

Figure 10.1 - Barkerville holes location on the Cariboo Gold Project as of September 28, 2020

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	105

Willow Zone
Mosquito Creek Zone
Island Mountain
Shaft Zone
Map Extent
Wells
Diamond Drill Hole Collars
2016 Island Mountain
2017 Island Mountain
2018 Island Mountain
2019 Island Mountain
2018 Metallurgical
2018 Geotechnical
DDH Traces
Section End Points
Section Lines
Roads
Waterbody
Quartz Veins
Undifferentiated Quartz Veins
Deformational Units
Major Shear Zone
Calcareous Rocks
Undifferentiated
Limestone
Calcareous Mafic Volcaniclastic
Calcareous Siliciclastic Rocks
Undifferentiated
Calcareous Sandstone
Siliciclastic Rocks
Sandstone
Siltstone
Carbonaceous Siltstone
Amphibolite Grade Rocks
Amphibolite
Quartzite and Garnet Mica Schist
Folds
F2 Synform
F2 Antiform
F3 Synform
Faults
Faults
Shear Zones
Approximate
Inferred

Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7

Island Mountain Drilling Program
2016-2019 DDH Collar Locations
Cariboo Gold Project
British Columbia, Canada

0 100 200 300 400 500 600
Meters
N
Coord. System: NAD 1983 UTM Zone 10N

Date: 4/7/2020
Author: Z. Goodyear

Figure 10.2 - Barkerville 2019 Program holes location on Island Mountain

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	106

Cross section of Select 2019 Shaft Zone Drillholes with Assay Highlights (Looking 040)

A
B
1300
1100
900
700
Lithology
AXPL-QV
BX-QV
CARBV
CAS
CGL
CLMS
CLMV
CLSI
CLSS
CMS
CSI
CV
DIO
EXT-QV
FBX
FLT
FLTFLL-QV
GOU
LC
LP-QV
LS
LST
MS
N/O
OVB
PYGOU
REP
SI
SILG
SS
UNK-QV
VOID
WEDGE
49.0
16.9
52.0
15.0
15.3
11.9
4.1
4.5
6.2
17.9
IM-19-030
7.5
IM-19-023
6.8
9.5
5.6
IM-19-001
BGM
Cross Section of Select 2019 Shaft Zone
Drillholes with Assay Highlights
Datum: NAD 83
Projection: UTM Zone 10 N
April 4, 2020
Scale: 1:3,400
0m
200m
Location
A: 594041, 5884946
B: 594879, 5884244
x: 594041
y: 5884946
x: 594195
y: 5884818
x: 594348
y: 5884689
x: 594501
y: 5884561
x: 594654
y: 5884432
x: 594807
y: 5884304

Figure 10.3 - Drill hole cross-section of the Shaft deposit on Island Mountain

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	107

Drill Collars
Diamond Drill Hole Collars
2016 Cow Mountain
2017 Cow Mountain
2018 Cow Mountain
2019 Cow Mountain
2018 Metallurgical
2018 Geotechnical
DDH Traces
Section End Points
Section Lines
Roads
Waterbody
Quartz Veins
Undifferentiated Quartz Veins
Deformational Units
Major Shear Zone
Calcareous Rocks
Undifferentiated
Limestone
Calcareous Mafic Volcaniclastic
Calcareous Siliciclastic Rocks
Undifferentiated
Calcareous Sandstone
Siliciclastic Rocks
Sandstone
Siltstone
Carbonaceous Siltstone
Folds
F2 Synform
F2 Antiform
Faults
Faults
Shear Zones
Approximate
Inferred
Valley Zone
Cow Mountain Zone
Cow Mountain
Wells
Map Extent
595152
595652
596152
596652

Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7

Cow Mountain Drilling Program
2016-2019 DDH Collar Locations
Cariboo Gold Project
British Columbia, Canada

0 100 200 300 400
Meters
Coord. System: NAD 1983 UTM Zone 10N

Date: 4/7/2020

Figure 10.4 - Barkerville 2019 Program holes location on Cow Mountain

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	108

Cross section of Select 2019 Cow Mountain Drillholes with Assay Highlights (Looking 050)

A
B
1360
1270
1180
1090
1000
910
Lithology
AXPL-QV
BX-QV
CARBV
CAS
CGL
CLMS
CLMV
CLSI
CLSS
CMS
CSI
CV
DIO
EXT-QV
FBX
FLT
FLTFLL-QV
GOU
LC
LP-QV
LS
LST
MS
N/O
OVB
PYGOU
REP
SI
SILG
SS
UNK-QV
VOID
WEDGE
CM-19-003
CM-19-001
CM-19-005
CM-19-004
CM-19-006
Location
A: 595723, 5883986
B: 596237, 5883373
Scale: 1:2,200
0m
200m
BGM
Cross Section of Select 2019 Cow Mountain
Drillholes with Assay Highlights
Datum: NAD 83
Projection: UTM Zone 10 N
April 4, 2020
x: 595723
y: 5883986
x: 595852
y: 5883833
x: 595980
y: 5883680
x: 596109
y: 5883526
x: 596237
y: 5883373

Figure 10.5 - Drill hole cross-section of 2019 Cow Mountain Select DDH

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Lowhee Zone
Barkerville Mountain
KL Zone
BC Vein
Bonanza Ledge
Portal Entrance
William Creek Zone
Wells
Map Extent
Diamond Drill Hole Collars
2015 BC Vein and Barkerville Mountain
2016 BC Vein and Barkerville Mountain
2017 Barkerville Mountain
2019 Barkerville Mountain
2017 BC Vein
2018 BC Vein
2019 BC Vein
2017 Bonanza Ledge Geotechnical
2019 Bonanza Ledge Geotechnical
DDH Traces
Section End Points
Section Lines
Intrusive Rocks
Rhyolite
Quartz Veins
Undifferentiated Quartz Veins
Deformational Units
Fault Breccia
Major Shear Zone
Sheared Siltstone
Sheared Carbonaceous Siltstone
Calcareous Rocks
Undifferentiated
Limestone
Calcareous Mafic Volcaniclastic
Calcareous Siliciclastic Rocks
Undifferentiated
Calcareous Siltstone
Calcareous Sandstone
Siliciclastic Rocks
Conglomerate
Sandstone
Sericitic Sandstone
Siltstone
Carbonaceous Sandstone
Carbonaceous Siltstone
Folds
F2 Antiform
F2 Synform
F3 Antiform
Faults
Approximate
Shear Zones
Approximate
Inferred

BGM

Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7

Barkerville Mountain Drilling Program
2015-2019 DDH Collar Locations
Cariboo Gold Project
British Columbia, Canada

0 150 300 450 600
Meters

Coord. System: NAD 1983 UTM Zone 10N

N

Date: 4/7/2020

Author: E. Fenton

Figure 10.6 - Barkerville 2019 Program holes location on Barkerville Mountain

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A
B
Cross Section of Select 2019 Lowhee Zone Drillholes with Assay Highlights (Looking 030)
Legend
Lith1_Code
AXPL-QV
BX-QV
CAS
CGL
CLMS
CLMV
CLSI
CLSS
CMS
CSI
CV
DIO
EXT-QV
FBX
FLTFLL-QV
GOU
LC
LP-QV
LST
MS
N/O
OVB
PYGOU
REP
RHY
SHR
SI
SILG
SS
UNK-QV
VOID
WEDGE
1400
1300
1200
BM-19-108
BM-19-109
BM-19-111
12.2
5.0
4.1
4.8
3.4
20.0
9.3
3.5
9.8
14.1
6.5
41.9
3.8
5.6
11.8
9.3
5.2
41.1
18.8
6.8
3.8
327.0
6.9
Cross Section of Select 2019 Lowhee Zone Drillholes with Assay Highlights
Datum: NAD 83
Projection: UTM Zone 10 N
April 6, 2020
BGM
Scale: 1:1,400
Vertical exaggeration: 1x
0m
100m
Location
A: 596276, 5882934
B: 596731, 5882671
x: 596276 y: 5882934
x: 596362 y: 5882884
x: 596449 y: 5882834
x: 596536 y: 5882784
x: 596622 y: 5882734
x: 596709 y: 5882684

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Figure 10.7 - Drill hole cross-section of 2019 Lowhee Zone (Barkerville Mt) Select DDH

601323
601823
602323
602823
603323
Proserpine Mountain
Proserpine Zone
Grouse Creek Zone
Wells
Map Extent
Diamond Drill Hole Collars
2018 Grouse Creek
2019 Proserpine Mountain
DDH Traces
Section End Points
Section Lines
Intrusive Rocks
Diorite
Calcareous Rocks
Undifferentiated
Limestone
Calcareous Mafic Volcaniclastic
Calcareous Siliciclastic Rocks
Calcareous Sandstone
Siliciclastic Rocks
Sandstone
Sericitic Sandstone
Siltstone
Carbonaceous Siltstone
Major Faults and High-Order Folds
Folds
F2 Synform, Inferred
F2 Synform Approximate
F3 Antiform Approximate
Faults
Approximate
Shear Zones
Approximate
Inferred
0 100 200 300 400 500 600
Meters
N

BGM

Barkerville Gold Mines Ltd.
Suite 1410 - 155 University Ave
Toronto, ON Canada M5H 3B7

Proserpine Mountain Drilling Program
2018-2019 DDH Collar Locations
Cariboo Gold Project
British Columbia, Canada

Coord. System: NAD 1983 UTM Zone 10N

Date: 4/7/2020

Author: Z. Goodyear

Figure 10.8 - Barkerville 2019 Program holes location on Proserpine Mountain

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A
B
Cross Section of Select 2019 Mount Proserpine Drillholes with Assay Highlights (Looking 030)
1700
1500
1300
7.9
6.1
95.2
3.3
3.0
5.6
23.2
3.3
84.9
7.4
PSP-19-002
PSP-19-003
PSP-19-004
Legend
Lith1_Code
ARG
AXPL-QV
BAS
BX-QV
CARBV
CAS
CGL
CLMS
CLMV
CLSI
CLSS
CMS
CSI
CV
DIO
EXT-QV
FBX
FLT
FLTFLL-QV
FS
GOU
LC
LP-QV
LS
LST
MS
N/O
OVB
PYGOU
REP
RHY
SHR
SI
SILG
SS
UNK-QV
VOID
WEDGE
BGM
Cross Section of Select 2019 Mount Proserpine Drillholes with Assay Highlights
Datum: NAD 83;
Projection: UTM Zone 10 N
April 6, 2020
Scale: 1:2,200
Vertical exaggeration: 1x
0m
200m
Location
A: 601215, 5877083
B: 601915, 5876679
x: 601215 y: 5877083
x: 601388 y: 5876983
x: 601561 y: 5876883
x: 601735 y: 5876783
x: 601908 y: 5876683

Figure 10.9 - Drill hole cross-section of 2019 Proserpine Mountain Select DDH

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10.4 2020 Drilling Program

Parallel to the 2020 MRE update, which includes all drilling to the end of 2019, Barkerville began their 2020 drilling program. The 2020 program again focuses on the Cow-Island-Barkerville Corridor.

Barkerville has currently drilled 25,397.7 meters in 82 holes at an average recovery rate of 97% (as of September 28, 2020). A summary of the Drilling Program to date is presented in Table 10.4.

Table 10.4 - Summary of Barkerville's 2020 Program as of September 28, 2020

Deposit	Total metres	Number of Holes
BCV	560.60	3
LZ	10,144.50	24
CM	4,353.90	21
VZ	9,342.70	30
SZ	996.00	4
Totals	25,397.70	82

To date, the majority of the 2020 drilling has been focused in the Valley Zone (Figure 10.11) to continue the category conversion work, expand known mineralized vein corridors, and follow up on results from the 2018 MRE. The targeted vein corridors are being drilled from surface to a maximum vertical depth of 825 m with a 25-m intercept spacing at depth. So far, a total of 9,342.70 m have been drilled in 30 holes with drilling planned to continue into 2021.

The 2020 Program at Cow Mountain (Figure 10.11) continued the category conversion work on known vein corridors (inferred to indicated) and explored the down-dip extent of selected targets. The targeted vein corridors were drilled from surface to a maximum vertical depth of 350 m with a 25-m intercept spacing at depth. A total of 4,353.90 m were drilled in 21 holes. No further drilling is currently planned.

The aim of the 2020 Program at Barkerville Mountain (Figure 10.14) was to provide infill data on the BC Vein and to further define the Lowhee Zone prospect.

BC Vein drilling, totalling 560.60 m in 3 holes, improved block model confidence and further delineated the deposit. Drilling at the Lowhee Zone targeted mineralized vein corridors within the prospective sandstone unit analogous to those on Cow and Island mountains. The targeted vein corridors were drilled from surface to a maximum vertical depth of 370 m with a 50-m intercept spacing at depth. A total of 10,144.50 m were drilled in 24 holes. No further drilling is currently planned.

The 2020 Program at Island Mountain has so far consisted of four (4) holes drilled at Shaft Zone for a total of 996.00 m (Figure 10.16). Further drilling at Shaft Zone is set to continue in the winter of 2020 and will continue the category conversion work.

Barkerville's 2020 Drilling Program was paused from March through June 2020 due to COVID-19.

The intersections were visually compared in 3D to the mineralized zones 3D solids and interpolated block grades of the 2020 MRE.

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Overall, the visual inspection of the 2020 drilling results demonstrated that the thickness and the grade of the mineralized zones are in the same order of magnitude as the 2020 MRE. The 2020 drilling continues to confirm the geological and grade continuities that were demonstrated in the 2020 MRE.

For the purpose of this MRE Report, InnovExplo is of the opinion that the gains and the losses would balance each other, and the resulting difference would not be material to the overall resource. According to the drilling results in the extension of the known mineralized zones and with the discovery of new zones, there is a potential to increase the mineral resources.

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11. SAMPLE PREPARATION, ANALYSES AND SECURITY

The following paragraphs describe the sample preparation, analysis, and security procedures for the 2019 diamond drill holes program ("2019 Program") included in the current resource estimate. InnovExplo reviewed the QA/QC procedures and results. The reader is referred to Beausoleil and Pelletier (2019) for details of the 2018 drilling program and to Beausoleil and Pelletier (2018) for the 2016 and 2017 programs.

11.1 Core Handling, Sampling and Security

Core handling, sampling, and security procedures are managed by Barkerville personnel. The procedures are described in detail below.

The drill core is placed into wooden core boxes at the drill site with the end of each drill run marked with a small wooden block displaying the depth of the hole. Box labels indicate the hole and box numbers. The boxes are racked and covered at the drill, secured with ratchet straps, and then transported daily from the drill site to Barkerville's core storage and logging facility by truck by the drilling contractor. The boxes are labelled in permanent marker with the hole and box number (e.g. GR-15-01 Bx 1). The secure core storage and logging facility is located in the town of Wells.

Upon receiving a load of core from the drill crew, the core is brought into the logging room. Meterage blocks are checked for errors, the core is oriented in the box and cleaned, and the metre-marks are drawn on the core before logging begins. The geological and geotechnical core logging data is collected with Datamine's DHLogger software.

The sample intervals are between 0.5 m and 1.5 m in length and do not cross geological contacts. A line is drawn with a pencil along the length of the core to indicate where the core will be sawn. Each sampling ticket is divided into three tags. One tag is stapled to the core box at the beginning of the interval to record the drill hole number and sample interval recorded. The second tag is placed in the sample bag, which is sent to the laboratory; this tag does not reference the drill hole or meterage. The last tag remains in the sample ticket book with the hole number and recorded interval. All samples are assigned a unique sample number.

After the core boxes with tags are photographed, the core boxes are moved to the cutting station. The core is cut lengthwise by diamond saw, with half the core submitted as the primary sample and the remaining half core retained in the core box for future reference.

The sample are individually bagged with the corresponding tag. The tag number is written on the bag and there and every bag is sealed. The bags are then placed in rice bags and the rice bags are sealed with numbered security tags for chain of custody requirements. If any tampering with security tags is suspected, the laboratory will communicate with Barkerville. Samples are transported to the ALS lab in Vancouver by Van Kam transport trucking service. The remaining drill core is subsequently stored on site at the Company's secure facility in Wells, BC.

11.2 Laboratories Accreditation and Certification

The International Organization for Standardization ("ISO") and the International Electrotechnical Commission ("IEC") form the specialized system for worldwide standardization. ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories sets out the criteria for laboratories wishing to demonstrate that they are technically competent, operating an effective quality system, and able to generate technically valid calibration and test results. The standard forms the basis for the accreditation of competence of laboratories by accreditation bodies. ISO 9001 applies to management support, procedures, internal audits and corrective actions. It provides a framework for existing quality functions and procedures.

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All the samples of the 2019 Program were submitted to the ALS laboratory in BC. The ALS laboratory is ISO 9001 certified and accredited (ISO/IEC 17025) for the analytical methods used routinely on the samples from the Cow, Island and Barkerville Mountains. The ALS facility is a commercial laboratory independent of Barkerville and has no interest in the Project.

11.3 Sample Preparation and Assay

11.3.1 Sample Preparation

  Samples are sorted and logged into the ALS LIMS program.
  Samples are dried and weighed.
  Samples are crushed to +70% passing 2 mm (CRU-31).
  The crushed sample split of up to 500 g is pulverized to +85% passing 75 μm screen (PUL 32m).
  Samples containing visible gold or cosalite mineralization are assayed by metallic screen method; a crushed sample split of 1,000 g is pulverized (method PUL-32) to pass 100 μm (Tyler 150 mesh) stainless steel screen to separate the oversize fractions (method SCR-21).

11.3.2 Gold Assaying

  A 50-g pulp aliquot is analyzed by Au-AA26: fire assay followed by aqua regia digestion (HNO3‐HCl) with an atomic absorption spectroscopy finish ("AAS").
  When assay results are higher than 100 g/t Au, a second 50-g pulp aliquot is analysed by Au-GRA22: fire assay, parting with nitric acid (HNO3) with a gravimetric finish.
  All samples containing visible gold or cosalite mineralization are assayed by the metallic screen method (method Au-SCR21). At the request of Barkerville, any sample exceeding 100 g/t Au (Au-AA26) is rerun with the screen method following the procedure below.
  For visible gold assays or cosalite mineralization, the +100 μm fraction (Au+) is analyzed in its entirety by FA with gravimetric finish. The 100 μm fraction (minus) is homogenized and two (2) subsamples are analyzed by FA with AAS (Au-AA25) or gravimetric finish (Au-GRA21). The average of the two (2) minus fraction subsamples are taken and reported as the Au- fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.
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11.3.3 Multi-element Assaying

  Some samples are analyzed by trace-level multi-element method ME‐MS61: a 0.25-g aliquot is digested by four-acid digestion (HNO3‐HClO4‐HF‐HCl) and HCl leach (method GEO-4A01) and analyzed by ICP-AES.
  Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly. Samples meeting these criteria are then analyzed by ICP-MS. Results are corrected for spectral interelement interferences.

11.3.4 Specific Gravity Measurements

  Before crushing and pulverizing, the specific gravity of selected samples is determined by the bulk sample method (water displacement, OA GRA08).

11.4 Quality Assurance and Quality Control

This section summarizes the reviews of Barkerville's 2019 assay QA/QC program.

A total of 84,039 samples (including QA/QC samples) were assayed during 2019. The 2019 QA/QC program included a routine insertion of standards and blanks. Barkerville included one (1) standard in every 20 samples and one (1) blank in every 40 samples. The 2019 QA/QC program did not include field or coarse reject duplicates.

11.4.1 2019 Certified Reference Materials (Standards) performance

Accuracy is monitored by adding standards at the rate of one CRM for every 20 samples. Standards are used to detect assay problems with specific sample batches and any possible long-term biases in the overall dataset. Barkerville's definition of a quality control failure is when:

  Assays for a CRM are outside ±three standard deviations (±3SD) or ±10%; or
  Assays for two consecutive CRMs are outside ±2SD.

A total of 4,202 standards were analyzed during the 2019 Program, for an insertion rate of 5.0%. Eight different CRMs from Ore Research and Exploration Pty Ltd. (OREAS) were used.

A total of 149 QC failures were recognized, and reruns were requested in 123 cases. Reruns were not requested for the other 26 cases, as per Barkerville's protocol, because the surrounding samples assayed at or below the lower detection limit (0.01 g/t Au). A total of 55 corrected certificates were issued, and the corrected assays were loaded into the database.

The average CRM results are all within ±1.5% of the expected values (Table 11.1). Most assays were within ±3SD of the accepted value (Figure 11.1).

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Table 11.1 - Results of standards used by Barkerville for the 2019 Program

CRM	Count	Expected Au (g/t)		Observed Au (g/t)		Percent of Expected (%)
		Average	SD	Average	SD
OREAS 210	5	5.49	0.152	5.454	0.155	99.3%
OREAS 217	4	0.338	0.010	0.338	0.010	99.9%
OREAS 218	1094	0.531	0.017	0.534	0.017	100.7%
OREAS 226	1014	5.45	0.126	5.445	0.119	99.9%
OREAS 228	81	8.73	0.279	8.662	0.252	99.2%
OREAS 228b	992	8.57	0.199	8.573	0.179	100.0%
OREAS 237	305	2.21	0.054	2.216	0.041	100.3%
OREAS 60d	707	2.47	0.079	2.507	0.074	101.5%
Total	4202	Weighted average				100.41%

Figure 11.1 - Example of results for standard OREAS 226 for the 2019 Program

11.4.1.1 Comment for Monitoring Accuracy

InnovExplo is of the opinion that Barkerville's quality control program for monitoring accuracy using standards is reliable and valid based on the results presented by Barkerville personnel.

11.4.2 2019 Blank Samples Performance

Contamination during preparation is monitored by the routine insertion of coarse barren material (a "blank") that goes through the same sample preparation and analytical procedures as the core samples. Elevated values for blanks may indicate sources of contamination in the fire assay procedure (contaminated reagents or crucibles) or sample solution carry-over during instrumental finish.

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In 2019, 2,101 blanks were submitted to ALS with the core samples. Barkerville personnel identified three cases of contamination for gold in coarse blank material, and all cases were sent for repeat assaying. Two cases passed on the rerun, and one remained high. The latter was preceded by a high-grade sample and was likely contaminated during the crushing process. The corrected assay certificates were loaded into the database.

All the blanks analyzed at ALS, except for the one high failure, assayed less than or equal to 0.1 g/t Au, which is 10 times the detection limit of 0.01 g/t Au, and are thus considered acceptable. Table 11.2 summarizes the performance of the blanks. Figure 11.2 shows the results over the year.

Table 11.2 - Results of blanks used by Barkerville for the 2019 Program

Total blanks	2,101
Minimum Au g/t	<0.01
Maximum Au g/t	0.2
Below detection limit (# and %)	1896 (90.2%)
QC Failures (# and %)	3 (0.14%)

Figure 11.2 - Results of blanks for the 2019 Program

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11.4.2.1 Comment on Monitoring Contamination

InnovExplo is of the opinion that Barkerville's quality control program for monitoring contamination using blanks is reliable and valid based on the results presented by Barkerville personnel.

11.5 Conclusions

A total of 256 holes were drilled in 2019 on the Project. InnovExplo is of the opinion that the sample preparation, analysis, QA/QC and security protocols used for the Project follow generally accepted industry standards, and that the data is valid.

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12. DATA VERIFICATION

This item covers the data verification of the diamond drill hole databases used for the 2020 MRE (the "Barkerville Databases"), as well as the review and validation of the geological models of each deposits, and the review of information on mined-out areas and the data for selected drill holes (assays, QA/QC program, downhole surveys, lithologies, alteration and structures).

The QPs also reviewed and validated the resource estimation process followed by Barkerville and Talisker Exploration Services Inc. ("Talisker"), including all parameters, geological interpretation, basic statistics, variography, interpolation parameters, block model construction, scripts that run the model, volumetric report, and the validation process.

The Barkerville Databases contain the 2,218 completed and validated DDH used for the 2020 MRE. They are divided among four (4) databases covering the eight (8) deposits as follows:

  Cow Mountain database for the Cow and Valley deposits (1,014 holes);
  Island Mountain database for the Shaft and Mosquito deposits (645 holes);
  Barkerville database for the BC Vein & Splays, and the KL and Lowhee deposits (397 holes); and
  Bonanza Ledge database (162 holes).

Since the 2019 MRE, no activities have been carried out on the Valley and Bonanza Ledge deposits. The 2019 MRE results for the Valley and Bonanza Ledge deposits remains current for the 2020 MRE.

The verification for this Technical Report did not include a site visit. The last site visit by a QP is considered current for the purposes of this Technical Report.

The last site visit by a QP was conducted by the main author, Ms. Christine Beausoleil, who visited the Project from January 22 to 25, 2019, and before that from April 3 to 6, 2018. During both site visits, the author reviewed the core facilities, logging and sampling methodology and drill rigs.

Mr. Pelletier has also previously visited the Project. He conducted a site visit from February 1 to 4 and from May 3 to 12, 2016. The first included the Bonanza Ledge pit, the Cow Mountain area and the Island Mountain area. The second involved a visit to the core logging facilities and several drill hole collars.

Barkerville has been implementing the same procedure and protocols since the last site visit in 2019, and the same professionals are involved. Verification and data validation were done by video conferencing with Barkerville's team.

12.1 Historical Work

Historical work subject to verification consisted of the holes used for the 2019 MRE (Beausoleil and Pelletier, 2019). Basic cross-check routines were performed between the current Barkerville Databases and the previously validated database for the 2019 MRE; i.e., collar, downhole surveys, assay fields.  No discrepancies with the current database were found.

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12.2 Barkerville Databases

The Barkerville Databases were verified for consistency against the Datamine DHLogger export.

InnovExplo was granted access to the assay certificates for all holes in the 2019 drilling programs (January to December 2019). Assays were verified for 5% of the drill holes from these programs. No discrepancies were found.

The final databases are considered to be of good overall quality. InnovExplo considers the Barkerville Databases to be valid and reliable.

12.3 Barkerville Drill Hole Collar and Downhole Surveys

The 2019 surface drill hole collars in the resource area were surveyed using a Trimble DGPS unit. InnovExplo 2019 verifications included a visit to an active drill site.

Downhole surveys (single shot and multi shots) were conducted on the majority of surface holes. The Reflex survey information was verified for 5% of the holes from the latest drilling programs. No discrepancies were found.

12.4 Assays

The author had access to the assay certificates for all historical and current holes in the Barkerville Databases. All assays were verified for selected drill holes from the latest drilling program, i.e., 5% of the 2019 drilling program. The assays recorded in the databases were compared to the original certificates from ALS Minerals (North Vancouver, BC). The electronic transfer of the laboratory results via e-mail, followed by the electronic transfer directly into the databases by Barkerville staff, allowed for immediate error detection and prevented any typing errors.

No errors or discrepancies were found. The final databases are considered to be of good overall quality. InnovExplo considers the Barkerville databases to be valid and reliable.

Discussions and reviews with Barkerville personnel during video conferencing convinced the author that the protocols and the QA/QC program in place are adequate.

12.5 Mined-out Voids

No underground activities were carried out in 2019. The 2019 voids model for Bonanza Ledge (all types of historical underground workings combined; see below) remains current and was used for the 2020 MRE.

For the Cow, Valley, Shaft, Mosiquito, KL, Lowhee and BC Vein & Splays deposits, the drilling program continues to intercept undocumented voids. To reduce the associated risk, a spherical buffer with a 10-m radius was applied around the intercepts to represent a potential stope of 20 m in diameter. These "buffer voids" were used to deplete the final resource estimate.

The voids are a combination of the historical underground workings (stopes, drifts and shafts) of the Cariboo Gold Quartz Mine (Cow Mountain), the Aurum and Mosquito Creek mines (Island Mountain), and the Barkerville Mountain Mine (Barkerville Mountain).

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InnovExplo considers the level of detail in the void triangulation to be of good quality and reliable, despite some uncertainty related to previously undocumented voids.

12.6 Barkerville Logging, Sampling and Assaying Procedures

InnovExplo reviewed several sections of the mineralized core by comparing core photographs, drill logs and the database. The pictures in Figure 12.1 document the core review.

12.7 Mineral Resource Estimation Process

The 2020 MRE for the Cow, Shaft, Mosquito, BC Vein & Splays, KL and Lowhee deposits was prepared by Talisker. The geological interpretation and 3D geological model were prepared by Barkerville. InnovExplo reviewed and validated all the parameters for the six (6) updated models including: geological interpretation, basic statistics, variography, interpolation parameters, block model construction, scripts running the model, volumetric report, and the validation process.

InnovExplo has reviewed the estimation process described in Item 14 for the Cow, Shaft, Mosquito, BC Vein & Splays, KL and Lowhee deposits and considers these models to be acceptable.

Since the 2019 MRE, no activities have been carried out on the Valley and Bonanza Ledge deposits. The 2019 MRE for the Valley and the Bonanza Ledge deposit as published in both technical reports (Beausoleil and Pelletier, 2019 and Morgan et al., 2019), remains current for the 2020 MRE.

12.8 Conclusion

Overall, InnovExplo's data verification demonstrates that the data, protocols interpretation and estimation process for the Project are acceptable. The authors consider the Barkerville Databases to be valid and of sufficient quality to be used for the mineral resource estimate herein.

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Bm-19-072-Bx85
314.51–318.05m
318.05m
Bm-19-072-Bx86
318.05–321.30m
321.30m
Bm-19-072-Bx87
321.30–324.94m
324.94m
Bm-19-072-Bx88
328.52m

Lithology			Alteration			Minerals				Comments	Samples			AA/Grav	Scr. Met.
From	To	Code	From	To	Code	From	To	Code	%		Sample ID	From	To	Au (ppm)	Au (ppm)
309.30	328.20	CSI	309.30	328.20	SIL	309.30	310.00	PY	2.00	black CSI with CLUS PY and layers and beds of weakly to moderatly reactive CLSS; alpha is variable in this unit which may indicate a fold nose; lith hosts multiple strongly PY mineralized EXT and AXPL QVs including a VZ starting near 321m	A0219024	309.30	310.00	0.0700	
						310.00	310.25	PY	3.00		A0219025	310.00	310.50	0.0400	
						310.25	313.00	PY	2.00						
											A0219026	310.50	312.00	0.1300	
											A0219027	312.00	313.00	0.2000	
						313.00	320.20	PY	0.10		A0219028	313.00	314.50	-0.0100	
											A0219029	314.50	316.00	-0.0100	
											A0219030	316.00	317.50	-0.0100	
											A0219031	317.50	319.00	-0.0100	
											A0219032	319.00	320.20	0.0100	
						320.20	320.85	PY	1.00		A0219033	320.20	320.85	0.1000	
						320.85	321.90	PY	10.00		A0219034	320.85	321.90	3.4000	
						321.90	322.50	PY	1.00		A0219035	321.90	322.70	0.7100	
						322.50	322.70	PY	40.00						
						322.70	324.20	PY	2.00		A0219036	322.70	324.20	0.3500	
						324.20	325.05	PY	0.50		A0219037	324.20	325.05	0.1300	
						325.05	326.00	PY	15.00		A0219038	325.05	326.00	10.1500	
						326.00	327.50	PY	2.00		A0219039	326.00	327.50	0.1300

Figure 12.1 - Core review example (hole ID BM-19-072)

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13. MINERAL PROCESSING AND METALLURGICAL TESTING

In 2019, BBA, Osisko and Barkerville developed a metallurgical testwork program to characterize the behaviour of mineralized material from the Project during mineral processing and extraction. It included composite samples composed of NQ diamond drill core obtained from the Shaft, Cow, Valley and Mosquito zones during the issuer's 2016, 2017 and 2018 drilling programs. The results were presented in the 2019 PEA (Morgan et al., 2019) and transcribe below

13.1 Sample Selection and Compositing

The metallurgical testwork program was developed by BBA, Osisko and BGM in order to characterize Cariboo Gold mineralized material behaviour to mineral processing and extraction processes. It included composite samples from four zones; Shaft, Cow, Valley and Mosquito. The material for the composites was obtained from NQ drill core intervals from the diamond drill core of the drilling campaigns performed by BGM in 2016, 2017 and 2018. The spatial distribution of the selected intervals is represented in Figure 13-1 and Figure 13-2.

The testwork program was designed to determine the mineralized material response to a preconcentration process and subsequently to the QR Mill process.

The selected mineralized intervals for the LOM composite included wall rock/shoulder samples from quartered NQ drill core and were separated on site into two size fractions: (-60 mm/+10 mm) sized material sent to Steinert in Kentucky, USA for mineral sorting testwork; and (-25 mm) sized material sent to SGS Burnaby, British Columbia, for compositing for metallurgical testwork. The amount of material received is presented in Table 13-1.

A single composite of fines (-25 mm) fraction was prepared at SGS by blending the material from each zone to represent the expected LOM distribution. The testwork for the fines (-25 mm) fraction involved mineralized material characterization, grindability, gravity and flotation. Mineral sorting pre-concentration products received from Steinert were also blended to create composites, representing the expected LOM distribution and individual mineralized zones. Cyanide leaching response of pre-concentrates from both the mineral sorting and flotation samples were tested individually. A bulk sample representing the QR Mill feed blend of mineral sorter concentrate and flotation concentrate was prepared for leach optimization.

Table 13.1: Material received for LOM composites

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Drill core intervals for variability composites that represented Gold grade variation of each mineralized zone were selected by BGM, Osisko and BBA and sent to SGS for a second metallurgical testwork campaign. The material received for the variability testwork program was 1,243 kg from Shaft Zone, 728 kg from Cow Zone and 180 kg from Valley Zone (Table 13-2). The drill core intervals received were crushed to -35 mm and screened. The coarse fraction (-35+10 mm) of the material was sent to Steinert for mineral sorting testwork. (-10 mm) sized material was kept at SGS for metallurgical testwork. Mineral sorting products received back from Steinert were assayed and prepared for metallurgical testwork at SGS. A map of the testwork program and samples produced for extended testwork is provided in Figure 13-3.

Table 13.2: Material received for variability composites

Figure 13.1: Sample locations - Plan view

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Figure 13.2: Sample locations - Section view

Figure 13.3: Testwork program map and samples produced for extended testwork

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13.1.1 Composite Characterization

13.1.1.1 Head Assays

The composites were submitted to screened metallic analysis for gold at +150 (oversize) and -150 (undersize) meshes and subjected to semi-quantitative ICP scan for multi element analysis. Table 13-3 summarizes the results of LOM composite fines and Table 13-4 summarizes the results of LOM composite mineral sorting samples for major elements.

Table 13.3: LOM Composite fines head assay

Table 13.4: LOM mineral sorting samples head assays

(1) Head grades calculated using mineral sorting product assays.
(2) Feed crushed to -38 mm.

The variability composites were also submitted to screened metallic analysis for gold at +150 (oversize) and -150 (undersize) meshes and subjected to semi-quantitative ICP scan for multi element analysis. Table 13-5 summarizes the results of variability composite fines and Table 13-6 summarizes the results of variability mineral sorting samples for major elements.

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Table 13.5: Variability composites - Fines (-10mm) head assays

Table 13.6: Variability composites - Mineral sorting samples head assays

13.1.1.2 Gold deportment

A sample of LOM fines composite was submitted for gold deportment analysis at SGS. The study reported 13.8% of total liberated gold (liberated and pure gold minerals) and 86.2% gold associated with other minerals. 59.9% of the gold was associated with pyrite, 7.3% with heavy silicates and 2.5% with complex sulphides (Figure 13-4).

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Figure 13.4: Mineralogical distribution of gold occurrences

The gold association by size is presented in Figure 13-5. Approximately 43% of pure gold was found in the coarse size range of 125-180 microns and gold associated with heavy silicates was under 20 microns.

Figure 13.5: Gold association by size

13.2 Comminution Testwork

Samples were submitted to crusher work index ("CWi"), Bond ball mill work index ("BWi") and abrasion index ("Ai") testing at SGS. The test results are presented in Table 13-7, Table 13-8 and Table 13-9. CWi and BWi results categorize the hardness of the mineralized material as medium, and the abrasiveness of the mineralized material is categorized as medium to moderately abrasive based on Ai.

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Table 13.7: Crusher work index

Table 13.8: Abrasion index

Grindability testwork was performed on the fines and mineral sorter concentrates ("OSC") individually.

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Table 13.9: Bond ball mill work index

13.3 Mineral Sorting Testwork

Mineral sorting testwork was conducted at Steinert facilities in Kentucky, USA, in August 2018. The initial testwork program focused on 1,264 kg of drill core material, from all four deposits, crushed to -60 mm/+10 mm. The mineral sorting products of two samples from Shaft Zone and Cow Zone were recombined to reproduce the previously tested -60 mm/+10 mm feed, crushed to -35 mm/+10 mm and sent back to Steinert for mineral sorting. A summary of these samples is presented in Table 13-10.

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Table 13.10: Mineral sorted LOM composites

The second mineral sorting testwork program involved the variability samples from three mineralized deposits. Ten variability samples sized -35 mm/+10 mm were mineral sorted at Steinert in January 2019. The summary of the variability samples is presented in Table 13-11.

Once the mineral sorting tests were completed, the mineral sorting products were sent to SGS for analysis along with the -8 mm fines generated during mineral sorting due to sample handling.

Table 13.11: Mineral sorted variability composites

13.3.1 Sensor Evaluation

In order to determine the best sensor suited to the Cariboo material, hand-picked core samples representing mineralized rock and waste rock were prepared. The response of these two groups of rocks to X-Ray Transmission ("XRT"), colour camera, induction and XRT/laser combination scanners were evaluated.

A XRT/laser combination was used for the testing based on the results of the evaluation.

13.3.2 Flowsheet Tests and Results

The tests on each sample were run in a five-stage process. The first four stages were considered to be "rougher" stages consisting of XRT only at different scanner settings. The purpose of the XRT scanner is to collect the sulphide minerals. The 5th stage was a laser scanner "scavenger" to collect quartz bearing particles.

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The XRT rougher stage conditions were set up to be highly selective at first to produce the highest grade concentrate with the least amount of mass pull. With each additional stage, the conditions became less selective, increasing recovery but decreasing concentrate grade. Conditions for maximum gold recovery and simultaneous waste rejection were selected based on the analysis of the results. A summary of the results for each sample tested is presented in Table 13-12. The "Fines" in the table refers to the fines generated during the sorting test manipulation. According to the mineral sorter strategy, they can be combined with concentrate. The "grade vs. recovery" curves for each sample are illustrated in Figure 13-6.

Table 13.12: Mineral sorting test results - LOM composites

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Table 13.13: Mineral sorting test results - Variability composites

Figure 13.6: Mineral sorting grade recovery curves

The XRT was successful in recovering 70% to 94% of the gold after four roughing stages targeting sulphide bearing rock with only 23% to 37% mass pull. The implementation of a laser scavenging step to collect quartz particles increased gold recovery on average by ~2% for Shaft samples and ~9% for Cow and Valley samples. However, the associated mass recovery increased by 19% on average; ranging between 7% and 32%. In general, Shaft Zone samples had lower mass recoveries at the laser stage. With further testing, it may be possible to optimize the mineral sorter setting for quartz recovery to maintain gold recovery and limit mass pull.

The samples prepared and sent to Steinert were screened to the designated feed sizes (-60 mm/+10 mm or -35 mm/+10 mm), however there were fines generated during transport, material handling and testing. The mass and gold recoveries of the generated fines (-8 mm) collected at the end of the tests were included in the total recovery and grade. It is critical to consider the fines during circuit design as they represent an average of 5% of the gold fed at the mineral sorting stage. In the testwork, the concentrate was targeted for separation by air jet while the fines reported with the waste to the conveyor belt and then were screened out. In operations, the waste will be removed by air jetting and the fines will report with the concentrate. (Refer to Steinert report).

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13.3.3 Mineral sorter Performance

Table 13.14: Summary - Average mineral sorting recoveries

The average mass recovery of the Cow and Valley mineral sorting concentrates were higher than the Shaft mineral sorting concentrates. Although gold recoveries for the majority of the tested samples were higher than 87%, SZ Deep, CZ LOM and CZ (-35 mm/+10 mm) samples were outliers with lower recoveries. The global average recovery increases to 95.7% excluding these outlying data points. Further testwork is required to determine the response to mineralogical variation and to optimize the mineral sorting settings.

13.3.4 Effect of Particle Size

The Shaft and Cow Zone samples of -60 mm/+10 mm size fraction, which were outside the recommended top size to minimum size range of 3:1, were re-crushed to -35 mm/+10 mm and re-submitted to the mineral sorting procedure. The results of re-runs are presented in Table 13-12. For the Shaft Zone, the mass recovery improved significantly from an average of 65% to 44% without compromising the gold recovery. However, for the Cow Zone, gold recovery dropped unexpectedly. Although the mass pull was higher, 4.6% of gold was reported to waste. The testwork on the -35mm/+10mm size range with the variability samples followed the same trend for Shaft Zone.

13.4 Flotation Testwork

13.4.1 Samples

Kinetic flotation tests were conducted on samples: fine fraction gravity tails, fine fraction of whole rock composites, OSC, and blend of mineral sorter concentrate with fines.

The gravity tails composites were produced from bulk gravity concentration tests, while the whole rock samples consisted of the -25 mm fines. The effect of grind size on flotation performance at target P80 values of 200, 150 and 100 microns was tested on these samples. Whole rock variability composites (SZ1, SZ2, SZ3 and SZ4) were tested at two target P80 values of 200 and 400 microns. The results of the flotation tests on the fines are provided in Table 13-15. Variability fines of CZ and SZ were also tested at 100 and 200 microns (Table 13-16).

Mineral sorting concentrate of CZ and SZ variability samples were tested at 100 and 200 microns. The same mineral sorter concentrate samples were blended with their generated fines and tested at 100 and 200 microns. The results are provided in Table 13-17.

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Table 13.15: Flotation test results - Fines

Table 13.16 Flotation test results - Variability composite fines

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13.4.2 Fines Flotation

As seen in Table 13-15 and Table 13-16, regardless of grind size, the average gold recovery of fines flotation achieved was ~99% after 9 min flotation. In general, an increase in mass pull was observed with decreasing grind size, with no discernible improvement in recovery. It is therefore recommended to use a flotation time of 9 min at a targeted grind size of 200 microns.

A graph of the gold recovery as a function of flotation time is presented in Figure 13-7. The plot illustrates that gold recovery reaches a plateau after 9 minutes beyond which additional flotation time does not improve recovery. While gold recovery is not improved, Figure 13-8 illustrates that increasing flotation time from 9 min to 20 min results in an average increase of ~5% in mass pull for an average 0.2% increase in gold recovery.

Figure 13.7: Gold recovery flotation kinetics

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Figure 13.8: Impact of flotation time on mass pull and gold recovery

13.4.3 Mineral Sorter Concentrate Flotation

Table 13-17 shows that the mineral sorter concentrate flotation average gold recovery was higher than 98.6% after 9 min of flotation. In general, an increase in mass pull was observed with decreasing grind size, without any noticeable improvement in recovery. CZ-LOM blend of mineral sorter concentrate and fines achieved 72% and 78% at 9 min flotation and >99% at 15 min. Further testwork is recommended on mineral sorter concentrate and fines blend.

Table 13.17: Flotation test results - Mineral sorter concentrate

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13.5 Gravity Concentration

Gravity concentration tests were performed on the blend of mineral sorter concentrate and flotation concentrate prior to leach tests. The samples were first subjected to gravity concentration using a lab scale Knelson concentrator and further concentrated with Mozley table. The average gold recovery was 28.1%.

13.6 Leaching Testwork

A leaching program was conducted and included flotation rougher concentrates, OSC and blended flotation/mineral sorter concentrates at 70:30, 50:50 and 30:70 of fines-to-coarse ratios. The fines-to-coarse proportion for operations has not yet been established, the testwork program was designed to cover a range of scenarios. The samples were prepared to a pulp density of 45% (w/w) solids, with the exception of the flotation rougher concentrate leach tests that were run at 35% (w/w) solids. All leaching tests were conducted at a target pH of 11 to 11.5 and dissolved oxygen levels of 6 ppm to 8 ppm. A summary of the leaching conditions and results for individual tests are presented in Table 13-18 and averages by sample type are presented in Table 13-19.

Fines flotation concentrate, mineral sorter concentrate flotation concentrate and mineral sorter concentrate of variability composites were blended in proportions, which would represent the preconcentrate production and leached at 45 and 75 microns with and without pre-treatment. Results of the leach tests are presented in Table 13-19 and the averages are presented in Table 13-21.

Table 13.18: Summary of leaching results

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Table 13.19: Leaching results of flowsheet blends

13.6.1 Results

In general, excellent gold leach recoveries between 95% and 98% were observed for all tests performed on OSC and blended OSC/flotation concentrate samples. A 3-4% decrease in recovery was observed for the rougher flotation concentrates when leached alone.

Silver recoveries were quite variable averaging 77% and 86% for the flotation concentrates and mineral sorter concentrates respectively. While gold recoveries were excellent for the blended samples, silver recoveries for the same samples averaged 46%.

Table 13.20: Leach test result averages by sample type

Leaching of blended pre-concentrates at ~50 microns on average resulted in 94% gold recovery. A range of 0.8-2.4% decrease in recovery was observed for leaching at 75 microns compared to 45 microns. In general, the pre-aeration stage decreased cyanide consumption insignificantly; however, lime consumption increased 0.6 kg/t on average.

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Table 13.21: Leach test result averages for flowsheet blends

The fines flotation concentrates were leached at three grinding sizes: 75, 45 and 30 micron. With decreasing particle size, gold recovery improved, reagent consumption of lime (CaO) and cyanide (NaCN) increased as expected with the exposure of additional mineral surfaces produced by finer grinding. The flotation concentrates were leached for 72 hours while the mineral sorting products and blended samples were leached for 48 hours.

Figure 13.9: Leach recovery and residue grade as a function of grind size

13.6.2 Reagent Consumption

When comparing the tests conducted at a P80 of 45 microns, the highest lime and cyanide consumptions of 0.48 kg/t and 1.72 kg/t respectively, were in the tests where the fines flotation concentrates were leached on their own. The average lime and cyanide consumptions when leaching the mineral sorting concentrates were considerably lower at 0.21 kg/t and 1.09 kg/t respectively. The lime consumption of the blends was lower than either the OSC and fines flotation concentrate consumptions. The cyanide consumption of the blends was equivalent to that of the OSC concentrates when leached on their own.

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13.7 Cyanide Destruction Testwork

Cyanide destruction testwork was performed on a bulk gravity tailings sample of the 50:50 (fines to coarse ratio) blend of flotation concentrate and mineral sorter concentrate at Cyanco following cyanidation. To reduce the reagent consumption rates, a pre-aeration step added to leaching ahead of cyanide destruction. The addition of the pre-aeration step reduced the cyanide consumption and the amount of total cyanide in leach tails by reducing the formation of stable metal cyanide complexes, which were suspected to be cyanide consumers, and as a result reduced the detox reagent consumption rates. Targeted cyanide levels were successfully achieved with both conditions.

13.8 Thickening, Filtration and Rheology Testwork

13.8.1 Samples Tested

Three samples were sent to Pocock Industrial in Salt Lake City, Utah for thickening, filtration and rheology testing; these included flotation tailings, pre-leach thickener feed and detoxed tailings. The characteristics of the as-received materials are summarized in Table 13-22.

Table 13.22: Pocock sample characterization

13.8.2 Thickening

13.8.2.1 Flocculant Screening

All three samples were submitted to flocculant screening tests to identify the best reagent for flocculation of solids to promote rapid settling and reducing suspended solids concentration in overflow. The screening tests also provided an indication of the required reagent dosing. The selected flocculant for all three samples was a high molecular weight, 10% charge anionic polyacrylamide.

Once an appropriate flocculant was selected, static settling tests were conducted to provide an estimate of the optimized operating parameters, including feed slurry density and flocculant dosing, for dynamic testing. The recommended flocculant dosing for dynamic testing ranged between 24 g/t and 36 g/t.

13.8.2.2 Dynamic Testing

Dynamic thickening tests were performed on each material to determine the recommended maximum hydraulic design basis for high rate thickener design. Expected underflow solids concentrations and overflow suspended solids concentrations were also determined in testing. Table 13-23 provides high rate thickener design criteria and operating parameters for each material. The design conditions shown represent a moderately aggressive design philosophy and correspond to the feed and overflow solids concentrations and flocculant dosages indicated.

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Table 13.23: Recommended high rate thickener operating parameters

The overflow clarities achieved were shown to be in the range of what is generally acceptable. For further reduction of overflow suspended solids concentration, a polish filtration step may be required to treat the thickener overflow.

Each of the three thickening applications requires dilution of feed to between 13% and 17% (w/w) solids.

The suggested maximum design hydraulic loading rate is as follows:

  For the flotation tailings material is 3.7 m3/m2/h with a maximum recommended underflow density of 71% (w/w);
  For the pre-leach thickener feed material is 4.0 m3/m2/h with a maximum recommended underflow density of 62% (w/w);
  For the detoxed tailings material is 3.8 m3/m2/h the maximum recommended underflow density of 64% (w/w).

13.8.3 Rheology

Rheological measurement were performed on thickened samples on each of the flotation tailings, pre-leach thickener feed and detoxed tailings materials. A typical yield stress vs. percent solids is presented in Figure 13-10.

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Figure 13.10: Yield value versus percent solids

The rheology results indicate that for each of the materials, the yield value was less than 30 Pa at the maximum thickened underflow density recommended from the thickening tests. For these materials, a heavy duty thickener rake mechanism is recommended to minimize the thickener underflow density due to insufficient rake torque.

13.8.4 Filtration Tests

Pressure filtration tests were conducted on both flotation and detox tailings. The tests were done in a 60 mm chamber, using air blow with and without membrane squeeze. The test conditions and main filtration results are presented in Table 13-24.

Table 13.24: Pressure filtration results and design parameters

The results demonstrate that both with and without the membrane squeeze, both tailings materials dewatered well within an acceptable cycle time (12 min to 12.5 min). The cake moisture achieved for the flotation tailings and detoxed tailings ranged from 8.0% to 8.5% and from 12.7% to 13.9% respectively. Obtained results for detoxed tailings are in the industry standard for tailings dry stacking (above 80% solid weight/weight).

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13.9 Pre-concentration Recovery and Mass Pull Projection

The average recovery and mass pull results presented in this section were for the preconcentrate blends prepared for the testwork program. The blends were prepared using a fixed proportion of each mineralized zone considering the preliminary mine plan at the time. Annual recovery projections are expected to differ from the average testwork results according to the final mine plan proportions of mineralized zones.

The average gold recovery and mass pull results from the testwork performed are summarized in Table 13-25. The projected pre-concentrate transferred to the QR Mill is 21.2% of the Mine site feed mass and the overall gold recovery is 92.2%.

Table 13.25: Average gold recovery and mass pull for each process step

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14. MINERAL RESOURCE ESTIMATE

The 2020 Mineral Resource Estimate for the Project (the "2020 MRE") encompasses updated resources for the deposits of Cow Mountain (Cow), Island Mountain (Shaft and Mosquito), and Barkerville Mountain (BC Vein (including the BC Vein Splays), KL and Lowhee). The updates were prepared by Leonardo de Souza, MAusIMM (CP), of Talisker, and reviewed and validated by Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo., both of InnovExplo, using all available information. No changes are reported for the Valley (Cow Mountain) and the Bonanza Ledge (Barkerville Mountain) deposits.

The 2020 MRE relied on information from the 2019 exploration program.

The effective date of the 2020 MRE is April 28, 2020.

14.1 Methodology

The 2020 MRE covers all the deposits in the Cow-Island-Barkerville Mountain Corridor. The resource area for the Cow/Island segment covers a strike length of 3.7 km and a width of approximately 700 m, down to a vertical depth of 600 m below surface. The estimate for the Barkerville segment covers a strike length of 3 km and a width of approximately 700 m, down to a vertical depth of 500 m below surface.

The models for the Cow, Valley, Shaft, Mosquito, BC Vein, KL and Lowhee deposits were prepared using LeapFrog GEO v.5.0.4 ("LeapFrog") and Datamine Studio RM 1.5.62.0 ("Datamine"). Leapfrog was used for the modelling, which included the construction of 334 mineralized solids: 101 for Cow; 39 for Valley; 74 for Shaft; 50 for Mosquito; 6 for BC Vein and five BC Vein splays; 40 for KL; and 24 for Lowhee. Datamine was used for the estimation, which consisted of 3D block modelling and the ordinary kriging ("OK") interpolation method. Statistical studies, capping and variography were completed using Datamine, GSLIB and Excel. Capping and validations were carried out in Datamine and Microsoft Excel.

The Bonanza Ledge model was prepared using GEOVIA GEMS software v.6.7 ("GEMS"). GEMS was used for the modelling, which included the construction of one (1) mineralized solid, and for the estimation, which consisted of 3D block modelling and OK interpolation. Statistical studies and variography were done using Snowden Supervisor v.8.6 software ("Supervisor"). Capping and several validations were carried out in Microsoft Excel and Supervisor.

The main steps in the methodology were as follows:

  Compile and validate the diamond drill hole databases used for mineral resource estimation;
  Validate the geological model and interpretation of the mineralized zones based on lithological and structural information, historical underground mapping and general orientation of stopes, and metal content;
  Validate the drill hole intercepts database, compositing database and capping values, for the purposes of geostatistical analysis and variography;
  Validate the block models and grade interpolation;
  Revise the classification criteria and validate the clipping areas for mineral resource classification;
  Assess the resources with "reasonable prospects for economic extraction" and select appropriate cut-off grades; and
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  Generate a mineral resource statement.

14.2 Drill Hole Database

Four (4) diamond drill hole databases cover the Project: Cow Mountain (Cow and Valley deposits), Island Mountain (Shaft and Mosquito deposits), Barkerville Mountain (BC Vein, KL, and Lowhee deposits), and Bonanza Ledge.

The close-out date for the Cow Mountain database is January 29, 2020. It contains 1,259 validated drill holes (1,107 surface DDH and 152 underground DDH).

The close-out date for the Island Mountain database is August 29, 2019. It contains 1,321 validated drill holes (641 surface DDH and 680 underground DDH).

The close-out date for the Barkerville Mountain database is February 14, 2020. It contains 535 validated surface DDH.

These databases were filtered by deposit (Cow, Shaft, Valley, Mosquito, BC Vein, KL or Lowhee) before working in Datamine. A subset of drill holes was used to generate the 2020 MRE resource database for each deposit (Table 14.1 and Figure 14.1).

The close-out date for the Bonanza Ledge GEMS database is July 18, 2016. It contains 213 validated holes, of which a subset of 162 was used as the resource database (103 surface DDH and 59 underground DDH) (Table 14.1 and Figure 14.2). The database also contains 7,432 blast holes that were used to guide the interpretation only.

All databases include lithological, alteration and structural descriptions taken from drill core logs. Oriented core data have been available since the 2016 Program.

The databases cover the strike length of each resource area at variable drill spacings, ranging from 10 to 60 m for the Cow, Island and Barkerville mountains deposits, and from 5-15 m for the Bonanza Ledge deposit.

In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and resource block modelling.

Table 14.1 - Number of drill holes in each database

Database	Deposit	Validated DDH		DDH used for the 2020 MRE		Total DDH used for the 2020 MRE
		Surface	Underground	Surface	Underground
Cow Mountain	Cow	1009	152	830	99	929
	Valley	98	0	85	0	85
Island Mountain	Shaft	473	159	418	1	419
	Mosquito	168	521	97	129	226
Barkerville Mountain	KL	133	0	92	0	92
	Lowhee	30	0	23	0	23
	BC Vein	372	0	282	0	282
Bonanza Ledge	Bonanza Ledge	128	85	103	59	162

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Figure 14.1 - Surface plan view of the validated diamond drill holes used to in the 2020 MRE for the deposits of the Cow-Island-Barkerville Mountain Corridor

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The inset figure shows the location of Bonanza Ledge (red) along the BC Vein (blue).

Figure 14.2 - Surface plan view of the validated Bonanza Ledge diamond drill holes used for the 2019 MRE

14.3 Geological Model

Barkerville updated the 2020 geological models for the Cow, Valley, Shaft, Mosquito, and BC Vein deposits using historical data, the data from the 2015-2018 drilling programs, and new holes from the 2019 drilling program.

Barkerville also modelled two additional deposits, KL and Lowhee, using the new 2019 DDH data.

The Bonanza Ledge geological model, initially from Brousseau et al. (2017), was reviewed and validated by the QPs. No new data have been acquired at Bonanza Ledge since the technical report of Brousseau et al. (2017).

The data used to update the geological models consists of drill hole data (including oriented core), underground mapping from historical level plans, and stope orientations. Oriented core data have been available since 2016 for all the deposits.

A total of 335 geological solids were created and/or updated for all the deposits.

The Cow, Valley, Shaft, Mosquito, Lowhee, and KL geological models consist of 328 mineralized solids representing Axial Planar ("AP") veins (Figure 14.3). All geological solids were modelled in Leapfrog. The solids were designed with a minimum thickness of 2 m and based on a cut-off grade of 1.0 g/t Au. The solids veins extend to a radius of up to 50 m from the last selected intercept or are fixed at the mid-distance of an intercept that does not meet the minimum grade criterion. The solids were snapped to drill holes. The solids were created from the AP structural data using 3-g/t indicator interpolants.

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Figure 14.4 shows the Shaft deposit model as an example.

The geological model for the BC Vein includes one (1) sheared solid representing the mineralized Layer Parallel ("LP") vein, along with five (5) solids representing mineralized LP splays (Figure 14.5). The solids were modelled in Leapfrog. The BC Vein and splays were modelled from geological logs and grade intervals. The BC Vein was designed with a minimum thickness of 2 m, controlled by the hanging and footwall of the shear, and was based on a cut-off grade of 1.0 g/t Au. Geological contacts were given precedent over grade. The splays were designed with a minimum thickness of 2 m and were based on a cut-off grade of 1.0 g/t Au. All solids were snapped to drill holes.

A geological structural contact was modelled between the BC Vein and the KL deposits. The surface is a major lithological contact between the brittle sandstone, which hosts the KL AP veins, and the more ductile carbonaceous mudstones and siltstones that host the BC Vein shear and LP veins. This contact was used as a hard boundary to limit the extent of the mineralized geological models (Figure 14.5).

In 2017, InnovExplo created one (1) solid for the Bonanza Ledge deposit (Brousseau, 2017). Construction lines were created on cross-sections spaced 5 to 25 m apart, which were snapped to drill hole intercepts. The solid was inspired by a sulphide shell defined in Brousseau et al. (2017) using a threshold of 3% pyrite and clipped to the Footwall Fault to the southwest, which was modelled from drill hole logs (Figure 14.6). The authors reviewed and validated the 2017 model and concluded that the model remains accurate for the 2020 MRE update.

Two surfaces were created for each deposit to define the topography and the overburden/bedrock contact. The topography was created using LIDAR data from 2016, except for Bonanza Ledge, which used LIDAR data from 2000 (before the test pit was excavated at the Bonanza Ledge mine). The overburden-bedrock contact was modelled using logged overburden intervals. A waste solid was also created for Bonanza Ledge corresponding to the block model limits.

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a) Surface plan view; b) Section view looking NNE

Figure 14.3 - Mineralized solids of the Cow, Valley, Shaft, Mosquito, Lowhee, BC Vein and KL models

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Vein solid (yellow); 3.0-g/t Au indicator interpolant (cyan); oriented core AP veins (blue); 25-m-thick cross-section.

Figure 14.4 - Example of data used for the 3D Shaft deposit model

BC Vein (dark red); KL (blue); AP-LP Contact (yellow)

Figure 14.5 - Isometric view of the BC Vein and KL deposit models, and the AP-LP contact surface

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BC Vein (dark red); Bonanza Ledge (red); KL (blue).

Figure 14.6 - Isometric view of the BC Vein, Bonanza Ledge, and KL deposit models

14.4 Voids Model

The voids represent historical underground workings (combined stopes, drifts and shafts). No new underground activities were carried out in 2019. The 2019 voids model was checked for errors before using it for the 2020 MRE.

InnovExplo estimates that nearly one-third of the stope voids in the Cow deposit cannot be modelled in 3D due to missing coordinates, whereas less than 2% of the stope voids in the Shaft and Mosquito deposits have the same problem. Most of the missing 3D voids at the Cow deposit are likely at depth.

A 5-m buffer was applied to the modelled voids of the Cow, Valley, Shaft, Mosquito, Lowhee, and BC Vein deposits to compensate for the uncertainty in void locations.

The Barkerville drilling program continues to intercept undocumented voids. To reduce the associated risk, a spherical buffer with a 10-m radius was applied around the intercepts to represent a potential stope of 20 m in diameter. These "buffer voids" were used to deplete the final resource estimate.

Based on the available data, the voids in the Datamine and GEMS projects are considered accurate.

Figure 14.7 and Figure 14.8 show the voids used to deplete the current resource estimate.

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Figure 14.7 - Plan and longitudinal view of the 5-m buffer voids for Cow Mountain and Island Mountain

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5-m buffer voids (green); BC Vein (transparent red); Bonanza Ledge (red); KL (blue); looking NNE.

Figure 14.8 - Longitudinal view of the 5-m buffer voids for the BC Vein, Bonanza Ledge, and KL deposits

14.5 Compositing

Codes were automatically attributed to DDH assay intervals intersecting the mineralized veins. Codes use the name of the corresponding 3D solid. The coded intercepts were used to analyze sample lengths and generate statistics for raw assays and composites. Table 14.2 summarizes the statistical analysis of the original (raw) assays for each deposit. The raw sample statistics used for composite length, capping and variograms were defined by deposit and not individual veins due to the paucity of data.

Table 14.2 - Summary statistics for the DDH raw assays

Deposits	Solids count	Number of samples	Max (Au g/t)	Mean (Au g/t)	Standard deviation	COV
Cow	101	15,654	925.09	3.59	16.28	4.53
Valley	39	3,659	1,870	4.19	33.24	7.91
Shaft	74	19,903	3,780	4.08	31.69	7.72
Mosquito	50	2,278	256	4.40	14.29	3.25
BC Vein	6	4,125	309	2.73	10.93	4.01
KL	40	2,554	145	1.81	5.98	3.30
Lowhee	24	788	332	3.79	16.23	4.28
Bonanza Ledge	1	3,062	234.5	7.08	15.35	2.17

The DDH gold assays were composited within each of the mineralized veins to minimize any bias introduced by variable sample lengths. Vein thickness, proposed block size, and original sample length were taken into consideration when calculating the composite length for each deposit: 3.0 m at Cow, 1.5 m at Valley, 2.0 m at Shaft, 3.0 m at Mosquito, 2.0 m at BC Vein, and 2.0 m at Bonanza Ledge. The composite length of 1.75 m for KL and Lowhee is the best-fit to assay sample lengths based on histograms and probability plots.

Tails were redistributed for all intervals less than half the composite length. A grade of 0.00 g/t Au was assigned to missing sample intervals from historical holes (pre-2016) within the solids. Missing samples from the 2016-2019 drilling programs due to lost core, voids or lost samples were ignored. A few holes from the 2016-2019 programs were only partially sampled; a value of 0.00 g/t Au was assigned to these missing intervals.

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Table 14.3 presents the summary statistics by deposit.

Table 14.3 - Summary statistics for composites

Deposits	Solids count	Number of samples	Max (Au g/t)	Mean (Au g/t)	SD	COV
Cow	101	5,857	50	2.69	5.91	2.19
Valley	39	1,981	40	2.68	5.53	2.07
Shaft	74	9,538	50	2.94	6.77	2.30
Mosquito	50	896	60	3.42	7.93	2.32
BC Vein	6	2,059	40	2.30	5.45	2.37
KL	40	1,311	20	1.39	2.66	1.91
Lowhee	24	365	15	2.17	3.35	1.54
Bonanza Ledge	1	2,602	70	5.98	10.77	1.80

14.6 High-grade Capping

Although the indicator variograms suggest that high-grade continuity ranges increase with decreasing grade, the lack of detailed underground mapping and sampling is an obstacle to defining the most suitable grade ranges in areas with wider drilling grids.

Multiple capping (capping at different ranges in each deposit) was selected as the capping methodology for the Cow, Valley, Shaft, Mosquito, KL, Lowhee, and BC Vein models (see below for Bonanza Ledge).

For these deposits, the highest selected capping value corresponds to the grade at 99% of the total variance on indicator variograms. The highest grades vary from 15 to 60 g/t Au. The second and third grades were selected based on the probability plot and vary from 7 to 30 g/t Au. The Shaft deposit is shown as an example in Figure 14.9 and Figure 14.10.

The maximum range for high-grade connectivity was established using the indicator variograms, which suggest a loss of connectivity after 17 to 33 m, depending on the mineralized zone. A range of 25 m was selected and applied to all zones as a general average, given the lack of detailed information for each deposit.

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Figure 14.9 - Indicator variograms for the Shaft deposit

Figure 14.10 - Grade log histogram and probability plot for the Shaft deposit

For Bonanza Ledge, basic univariate statistics were performed on individual composited gold assay datasets. The capping applied for Bonanza Ledge was a single top cap of 70 g/t Au on the composited data. Sixteen (16) samples were capped with this value, which was selected by combining the dataset analysis with the probability plot and log-normal grade distribution.

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14.7 Density

Bulk densities were determined by standard water immersion methods on half-core samples. Barkerville's resource databases contain 3,740 measurements taken on samples from all deposits. Table 14.4 provides a breakdown of bulk density measurements in modelled mineralized solids by zone.

Table 14.4 - Bulk density by mineralized zone

Deposit	Number of samples	Median SG
Cow	987	2.81
Valley	18	2.80
Shaft	1,379	2.78
Mosquito	232	2.78
BC Vein	323	2.69
KL	437	2.81
Lowhee	159	2.73
Bonanza Ledge	205	3.20

For the Cow, Shaft and BC Vein models, the bulk density was estimated by the Inverse Distance Squared ("ID2") interpolation method in the block model. The median bulk density was applied to non-estimated blocks: 2.81 g/cm3 at Cow, 2.78 g/cm3 at Shaft, and 2.69 g/cm3 at BC Vein.

Due to the paucity of data, the median value of the bulk density measurements was applied to all blocks in the Valley (2.80 g/cm3), Mosquito (2.78 g/cm3), KL (2.81 g/cm3) and Lowhee (2.73 g/cm3) deposits.

For Bonanza Ledge, the average value of 3.20 g/cm3 from Sandefur and Stone (2006) was applied. In 2017, InnovExplo confirmed this value with 23 bulk density measurements during the independent resampling program, returning an average of 3.19 g/cm3 (Brousseau et al., 2017).

A density of 2.00 g/cm3 was assigned to the overburden, 2.70 g/cm3 to the waste rock and 0.00 g/cm3 to the 5-m buffer voids (including underground drifts and stopes). The 3D mineralized zones were clipped at the overburden.

Bulk densities were used to calculate tonnages from the volume estimates in the block model.

14.8 Block Model

A block model was created for each of the deposits.

For the Cow, Valley, Shaft, Mosquito, Lowhee, KL, and BC Vein models, unrotated sub-block models were used in Datamine. The sub-blocks were created within each mineralized vein zone.

The Bonanza Ledge block model corresponds to an unrotated percent block model in GEMS. All blocks with more than 0.01% of their volume falling within a selected solid were assigned the corresponding block code for that solid in their respective folder. A percent block model was generated, reflecting the proportion of each block inside every solid (i.e., individual mineralized zones, overburden, voids and waste).

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The origin of each block model is the lower-left corner. Block dimensions reflect the sizes of mineralized zones and plausible mining methods.

Table 14.5 shows the properties of each block model.

Table 14.5 - Block model properties

Deposits	Description	Easting (m)	Northing (m)	Elevation (m)
Cow	Block Model Origin	595,500	5,883,050	850
	Parent Block Dimension	5	5	5
	Number of Parent Blocks	190	180	128
	Sub-block Dimension	0.625	0.625	0.5
Valley	Block Model Origin	595,000	5,883,700	600
	Parent Block Dimension	5	5	5
	Number of Parent Blocks	160	160	130
	Sub-block Dimension	0.625	0.625	0.5
Shaft	Block Model Origin	594,160	5,884,010	690
	Parent Block Dimension	5	5	5
	Number of Parent Blocks	192	150	154
	Sub-block Dimension	0.625	0.625	0.5
Mosquito	Block Model Origin	593,250	5,884,850	820
	Parent Block Dimension	5	5	5
	Number of Parent Blocks	150	130	124
	Sub-block Dimension	0.625	0.625	0.5
BC Vein	Block Model Origin	596,500	5,880,800	940
	Parent Block Dimension	5	5	5
	Number of Parent Blocks	370	284	118
	Sub-block Dimension	1	1	1

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Deposits	Description	Easting (m)	Northing (m)	Elevation (m)
KL	Block Model Origin	597,500	5,880,900	1,000
	Parent Block Dimension	5	5	5
	Number of Parent Blocks	201	190	130
	Sub-block Dimension	0.5	0.5	0.5
Lowhee	Block Model Origin	596,350	5,882,450	1,100
	Parent Block Dimension	5	5	5
	Number of Parent Blocks	80	110	80
	Sub-block Dimension	0.5	0.5	0.5
Bonanza Ledge	Block Model Origin	596,700	5,880,800	1,600
	Block size	2	2	5
	Block extent (m)	1,300	1,200	620

14.9 Variography and Search Ellipsoids

For the Cow, Valley, Shaft, Mosquito, KL, Lowhee, and BC Vein models, the 3D directional-specific search ellipses were guided by the hanging wall and footwall of each vein for an anisotropic search. The search radii were determined by the indicator variograms in Section 14.6.

Variogram models were designed for gold using composited assay data. Spherical variograms were modelled for each of these deposits.

Figure 14.11 shows an example of the variogram models used in the resource estimation for the Shaft model.

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Figure 14.11 - Variogram models of gold grade for the Shaft deposit

For the Bonanza Ledge model, a 3D directional variography was completed on DDH composites of capped gold assay data. The study was carried out in Supervisor software. The 3D directional-specific investigations yielded the best-fit model along an orientation that corresponds to the strike and dip of the mineralized zones.

The downhole variograms suggest a low nugget effect of 3% for the Bonanza Ledge zones. Two (2) sets of search ellipsoids were built from the variogram analysis, corresponding to 1x the results and 1.5x the results.

14.10 Grade Interpolation

The interpolation profiles were customized for each vein of each deposit to estimate grades with hard boundaries.

For the Cow, Valley, Shaft, Mosquito, KL, Lowhee, and BC Vein deposits, the mineralized vein blocks were estimated independently, with an anisotropic three-pass search to estimate all blocks within the veins. For each pass, the high grades were restricted, as determined in Section 14.6. The first pass range and distance for the restricted search grade (high-grade capping) correspond to a maximum of 25 m, as determined in Section 14.6. For the second and third passes, the ranges were doubled but the restricted search grade decreased. The grade values are determined from indicator variograms and the geological knowledge for each deposit.

For the Bonanza Ledge deposit, passes ranges were derived from the variography using capped composites. The interpolation was run on a point area workspace extracted from the DDH dataset in GEMS. A two-pass search was used for the resource estimate. The ellipsoid radii for Pass 1 were the same as the variography results (1x). The ellipsoid radii from Pass 2 were 1.5x the results for blocks not interpolated during Pass 1.

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The OK method was selected for the final resource estimation as it better honours the grade distribution for all the deposits.

The grade estimation parameters are summarized in Table 14.6.

Table 14.6 - Grade estimation parameters

Deposit	Pass	Min Cmp	Max Cmp	Min DDH	Orientation			Ranges			High-Grade Restricted Search
					Azi	Dip	Azi	X (m)	Y (m)	Z (m)	Dist. (m)	Au g/t Cap
Cow	1	4	12	2	Anisotropic			25	12.5	25	25	50
	2	4	12	2	Anisotropic			50	25	50	50	25
	3	4	12	2	Anisotropic			100	50	100	100	15
Valley	1	4	12	2	Anisotropic			25	12.5	25	25	40
	2	4	12	2	Anisotropic			50	25	50	50	25
	3	4	12	2	Anisotropic			100	50	100	100	15
Shaft	1	4	12	2	Anisotropic			25	12.5	25	25	50
	2	4	12	2	Anisotropic			50	25	50	50	30
	3	4	12	2	Anisotropic			100	50	100	100	15
Mosquito	1	4	12	2	Anisotropic			25	12.5	25	25	60
	2	4	15	2	Anisotropic			50	25	50	50	30
	3	4	15	2	Anisotropic			100	50	100	100	15
BC Vein	1	4	12	2	Anisotropic			25	25	10	25	40
	2	4	12	2	Anisotropic			50	50	15	50	30
	3	4	12	2	Anisotropic			100	100	25	100	10
KL	1	4	12	2	Anisotropic			25	12.5	25	25	20
	2	4	12	2	Anisotropic			50	25	50	50	10
	3	4	12	2	Anisotropic			100	50	100	100	7
Lowhee	1	4	12	2	Anisotropic			25	12.5	25	25	15
	2	4	12	2	Anisotropic			50	25	50	50	10
	3	4	12	2	Anisotropic			100	50	100	100	7
Bonanza Ledge	1	3	15	2	320	25	140	31	16	14	NA	NA
	2	3	15	2	320	25	140	47	24	21	NA	NA

14.11 Block Model Validation

The block models were validated visually and statistically. The visual validation confirmed that the block models honours the drill hole composite data and justifies the multiple capping for the second and third passes (Figure 14.12).

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ID2 and NN models were produced to check for local bias in the models. The ID2 models matched well with the OK models, and the differences in the high-grade composite areas are within acceptable limits. The trend and local variation of the estimated ID2 and OK models were compared with the NN models and composite data using swath plots in three directions (North, East and Elevation) for the first pass. The ID2, NN and OK models show similar trends in grades with the expected smoothing for each method when compared to the composite data. Figure 14.13 shows the swath plot in the three (3) principal directions of the Shaft deposit as an example.

The Bonanza Ledge model of Brousseau et al. (2017) was reviewed and validated, and a reconciliation exercise performed, but no changes were made to the block model. According to the reconciliation results of the 2018 development in the Bonanza Ledge mine, grade produced versus estimated is 87.5% for a combined dilution-recovery rate of 14.3%. No activities were carried out at the Bonanza Ledge mine in 2019. The author believes the Bonanza Ledge block model reconciliation results were acceptable for the 2019 MRE given the nature of the deposit, and these data can be used to update the 2020 MRE.

a) Cross section looking northeast (±5 m); b) Long section of Vein 1 showing all blocks

Figure 14.12 - Validation of the Shaft block model, comparing drill hole composites and block model grade values

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Figure 14.13 - Shaft model validation using three-direction swath plots comparing the different interpolation methods to the DDH composites

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14.12 Cut-off Parameters

A cut-off grade of 2.1 g/t Au was calculated using the parameters presented in Table 14.7. This cut-off grade was applied to the entire Project (all 8 deposits).

Table 14.7 - Input parameters used to calculate the underground cut-off grade

Input parameter	Value
Gold price (US$/oz)	1,350
Exchange rate (USD/CAD)	1.31
Gold Price (C$/oz)	1,769
Royalty (%)	4
Recovery (%)	92.2
Global mining costs (C$/t)	65.39
Processing, env. & transport costs (C$/t)	28.67
G&A costs (C$/t)	11.07
Total cost (C$/t)	105.13
Resource cut-off grade (g/t Au)	2.1

The author considers the selected cut-off grade of 2.1 g/t Au to be adequate based on the current knowledge of the Project and to be instrumental in outlining resources with reasonable prospects for eventual economic extraction for an underground mining scenario in each deposit.

14.13 Mineral Resource Classification

14.13.1 Cow, Valley, Shaft, Mosquito, KL, Lowhee, and BC Vein deposits

No measured resources were defined.

Indicated resources were defined for blocks estimated with a minimum of 2 DDH and within 25 m of a drill hole. The classification can extend up to 35 m if the mineralized trend is demonstrated by multiple adjacent holes.

Inferred resources were defined for blocks estimated with a minimum of 2 DDH and within 50 m of a drill hole. The classification can extend to 60-65 m from a hole if the mineralized trend is demonstrated by multiple adjacent holes.

Figure 14.14 shows an example of the mineral resource classification for the Shaft deposit.

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Indicated category clip (red); Inferred category clip (green) for the V24 vein of the Shaft deposit

Figure 14.14 - Example of a clipping boundary for classification

14.13.2 Bonanza Ledge deposit

Measured resources were defined for blocks showing geological and grade continuity interpolated during Pass 1 only, with a minimum of three (3) drill holes and a closest distance of less than 10 m, and for blocks no more than 40 m below the pit.

Indicated resources were defined for blocks showing geological and grade continuity interpolated with a minimum of two (2) drill holes during Pass 1 and a closest distance of less than 20 m.

Inferred resources were defined by the remaining blocks interpolated from Pass 1 and Pass 2.

Figure 14.15 shows the mineral resource classification for the Bonanza Ledge deposit.

For all the deposits, a series of outline rings (clipping boundaries) were created in longitudinal views using the criteria described above, keeping in mind that a significant cluster of blocks would be necessary to obtain an indicated resource. Within the indicated category outlines, some inferred blocks were upgraded, whereas some indicated blocks were downgraded outside these outlines. InnovExplo considers this a necessary step to homogenize (smooth out) the resource volumes in each category and to avoid the inclusion of isolated blocks in the indicated category.

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In some areas, interpolated blocks remained unclassified due to the lack of confidence in grade and/or continuity; these are kept as exploration potential.

Figure 14.15 - Longitudinal view showing the classified mineral resources of the Bonanza Ledge deposit

14.14 Mineral Resource Estimate

The author has classified the 2020 MRE as measured, indicated, and inferred mineral resources based on geological and gradecontinuity, data density, search ellipse criteria, drill hole density, and interpolation parameters. The author is of the opinion that the reasonable prospect for an eventual economical extraction requirement is met by having a minimum width for the modelling of the mineralized zones and with a cut-off grade that using reasonable input, both for a potential underground extraction scenario.

The 2020 MRE is considered to be reliable and based on quality data and geological knowledge. The mineral resource estimate follow CIM Definition Standards.

Table 14.8 displays the results of the 2020 MRE for the Project at the official 2.1 g/t Au cut-off grade for all eight deposits: Cow, Valley, Shaft, Mosquito, KL, Lowhee, BC Vein and Bonanza Ledge.

Table 14.9 shows the cut-off grade sensitivity analysis of the 2020 MRE. The reader should be cautioned that the figures provided in Table 14.9 should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented for the sole purpose of demonstrating the sensitivity of the resource model to the selection of a reporting cut-off grade.

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Table 14.8 - 2020 Cariboo Gold Project Mineral Resource Estimate at 2.1 g/t Au cut-off

Category	Deposit	Tonnes	Grade	Ounces
		* 1000	(Au g/t)	* 1000
Measured	Bonanza Ledge	240	5.1	39
Indicated	Bonanza Ledge	86	3.9	11
	BC Vein	1192	4.7	179
	KL	393	3.3	42
	Lowhee	381	3.7	46
	Mosquito	783	6.0	150
	Shaft	10889	4.7	1644
	Valley	1744	4.5	251
	Cow	5734	4.5	838
Total Indicated Resources		21,201	4.6	3,160
Inferred	BC Vein	472	3.9	60
	KL	1926	2.9	181
	Lowhee	1032	3.2	105
	Mosquito	1348	4.8	208
	Shaft	7913	4.2	1081
	Valley	5683	4.0	722
	Cow	3276	3.5	364
Total Measured and Indicated Resources		21,441	4.6	3,200
Total Inferred Resources		21,649	3.9	2,721

Mineral Resource Estimate notes:

1. The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the 2020 mineral resource estimate is April 28, 2020.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The mineral resource estimate follows CIM Definition Standards.

4. A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of USD1,350 per ounce; a USD/CAD exchange rate of 1.31; a mining cost of $65.39/t; a processing, environment & transport cost of $28.67/t; and a G&A cost of $11.07/t. The cut-off grade should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).

6. Density values for Cow, Shaft, and BC Vein were estimated using the ID2 interpolation method, with a minimum default value of 2.81 g/cm3 for Cow, 2.78 g/cm3 for Shaft, and 269 g/cm3 for BC Vein. Median densities were applied for Valley (2.80 g/cm3), Mosquito (2.78 g/cm3), KL (2.81 g/cm3) and Lowhee (2.73 g/cm3). An average density of 3.20 g/cm3 was applied for Bonanza Ledge.

7. A three-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (3.0 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.75 m). Restricted search ellipsoids ranged from 7 to 60 g/t Au at three different distances ranging from 25 to 100 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.

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8. The resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine Studio RM 1.5 software using hard boundaries on composited assays. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Resources for Bonanza Ledge were estimated using GEOVIA GEMS 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).

9. Results are presented in-situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

10. InnovExplo Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those disclosed in this NI 43-101 compliant technical report.

Table 14.9 - Cut-off grade sensitivity analysis for the Cariboo Gold Project

Cut-off Grade	MEASURED + INDICATED			INFERRED
	Tonnes ('000)	Grade Au g/t	Ounces ('000)	Tonnes ('000)	Grade Au g/t	Ounces ('000)
1.50	27,674	4.0	3,559	29,380	3.3	3,164
1.75	24,945	4.3	3,416	25,822	3.6	2,978
2.00	22,422	4.5	3,265	22,823	3.8	2,798
2.10	21,441	4.6	3,200	21,649	3.9	2,721
2.25	20,110	4.8	3,107	19,913	4.1	2,599
2.50	18,193	5.1	2,961	17,470	4.3	2,413
2.75	16,451	5.3	2,814	15,024	4.6	2,206
3.00	14,761	5.6	2,658	12,925	4.8	2,013

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15. MINERAL RESERVE ESTIMATES

Not applicable at the current stage of the Project.

16. MINING METHODS

Not applicable at the current stage of the Project.

17. RECOVERY METHODS

Not applicable at the current stage of the Project.

18. PROJECT INFRASTRUCTURE

Not applicable at the current stage of the Project.

19. MARKET STUDIES AND CONTRACTS

Not applicable at the current stage of the Project.

20. ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Not applicable at the current stage of the Project.

21. CAPITAL AND OPERATING COSTS

Not applicable at the current stage of the Project.

22. ECONOMIC ANALYSIS

Not applicable at the current stage of the Project.

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23. ADJACENT PROPERTIES

There are no adjacent properties that would provide significant information relating to the Project. Barkerville maintains a significant land position in the Cariboo Gold District of British Columbia, and the district's historical lode mines are located mainly within the boundaries of the Project.

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24. OTHER RELEVANT DATA AND INFORMATION

24.1 Operations in 2019

Test mining at Bonanza Ledge was completed in December 2018. The objective was to gain technical information and personnel training that can benefit ongoing advanced studies, permitting and future mining. A total of 1,900 m of development took place at the Bonanza Ledge mine in 2018. Approximately 120,000 t were extracted and processed at a grade of 5.94 g/t Au, and 21,000 oz of gold were poured in 2018 (P. Ratte, internal communication).

Barkerville has also applied for a permit amendment to extend test mining of the BC Vein on Barkerville Mountain.

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25. INTERPRETATION AND CONCLUSIONS

The objective of InnovExplo's mandate was to present and support the updated mineral resource estimate for the Project (the "2020 MRE"). The Project combines the deposits of three contiguous mountains separated by valleys: Cow Mountain (Cow and Valley deposits), Island Mountain (Shaft and Mosquito) and Barkerville Mountain (Bonanza Ledge; BC Vein & Splays, KL and Lowhee). This technical report and the mineral resource estimate presented herein meet these objectives.

The following conclusions are based on InnovExplo's detailed review of all pertinent information and the 2020 MRE results:

  The results demonstrate the geological and grade continuities for all eight (8) gold deposits in the Cow-Island-Barkerville Mountain Corridor.

In an underground scenario, the Cariboo Gold Project contains an estimated Measured Resource of 240,000 tonnes grading at 5.1 g/t Au for a total of 39,000 ounces of gold, and Indicated Resource of 21,201,000 tonnes grading at 4.6 g/t Au for a total of 3,161,000 ounces, and an Inferred Resource of 21,649,000 tonnes grading 3.9 g/t Au for a total of 2,721,000 ounces.

  The resource estimates for the Cow, Shaft, Mosquito, BC Vein & Splays deposits were updated using the 2019 drill results.
  Initial mineral resource estimates for the KL and Lowhee deposits used the 2019 drill results.
  No change is reported for the Valley and Bonanza Ledge deposits.
  Additional diamond drilling on multiple zones would likely increase the Inferred Resources and upgrade some of the Inferred Resources to Indicated Resources.

Table 25.1 identifies any significant internal risks, potential impacts and possible risk mitigation measures that could affect the economic outcome of the Project. This excludes the external risks that apply to all mining projects (e.g., changes in metal prices, exchange rates, availability of investment capital, change in government regulations, etc.). Significant opportunities that could improve the economics, timing and permitting of the project are also identified in this table. Further information and evaluation are required before these opportunities can be included in the project economics.

InnovExplo concludes that the results of the 2020 MRE supports the recommendation to advance the Project to the feasibility stage.

InnovExplo considers the 2020 MRE to be reliable, thorough, based on quality data, reasonable hypotheses, and parameters compliant with NI 43-101 requirements and CIM Definition Standards.

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Table 25.1 - Risks and opportunities of the Cariboo Gold Project

RISK	Potential Impact	Possible Risk Mitigation
Proximity to the Town of Wells	Possibility that the population does not accept the mining project

Maintain a pro-active and transparent strategy to identify all stakeholders and maintain a communication plan. The main stakeholders have been identified, and their needs/concerns understood. Continue to organize information sessions, publish information on the mining project, and meet with host communities.

Difficulty in attracting experienced professionals	The ability to attract and retain competent, experienced professionals is a key success factor.	The early search for professionals will help identify and attract critical people. It may be necessary to provide accommodation for key people (not included in project costs).
OPPORTUNITIES	Explanation	Potential benefit
Surface definition diamond drilling	Potential to upgrade inferred resources to the indicated category	Adding indicated resources increases the economic value of the mining project.
Surface exploration drilling	Potential to identify additional inferred resources	Adding inferred resources increases the economic value of the mining project.

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26. RECOMMENDATIONS

Based on the results of the 2020 MRE, InnovExplo recommends that the Project move to an advanced phase of development, which would involve the preparation of a feasibility study covering all eight deposits: Cow, Valley, Shaft, Mosquito, Bonanza Ledge, BC Vein & Splays, KL and Lowhee.

Specifically, InnovExplo recommends: continuing the exploration program (see below for details); updating the existing PEA for new mining scenarios at lower grades using data from the geotechnical, hydrogeological and metallurgical studies; continuing the permitting process for an underground bulk sample; conducting a feasibility study after obtaining said permits; continuing the community outreach program; and conducting a characterization study of the mining project environment in tandem with these other projects.

It is recommended that the exploration program consist of drilling (infill and exploration), geological mapping and grab sampling to test the extensions of known high-grade vein corridors and to identify new targets.

The recommended two-phase work program is detailed below:

Phase 1 - PEA and Exploration Work:

A) Update the PEA:

  Metallurgical testwork
  Geotechnical work
  Permitting
  Social licence management

B) Exploration Work

  Infill drilling in high-grade vein corridors (> 5.0 g/t Au) to potentially convert inferred resources to the indicated category;
  Exploration drilling on all zones to explore the true depth potential of high-grade vein corridors using 50 m step-outs downdip
  Continued geological mapping and surface sampling programs to identify and define new targets

Phase 2 - Feasibility and Bulk Sampling Program (conditional on the success of Phase 1):

1. Underground bulk sampling program to test geological and grade continuities, metallurgical and geotechnical parameters.

2. Feasibility study.

InnovExplo has prepared a cost estimate for the proposed program to serve as a guideline for the Project. The budget is presented in Table 26.1. The estimated cost for the PEA and exploration work program would amount to approximately $24.54 million and would include a resource estimate update. The estimated cost for the feasibility study is approximately $10.2 million. For a total budget of $38.34 million.

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Table 26.1 - Estimated costs for the recommended work program

Phase 1 - PEA and Exploration Work	Cost Estimate ($)
1A) PEA update	500,000
1B) Exploration work:
Infill and exploration drilling (90,000 m)	19,800,000
Surface mapping and sampling	150,000
Subtotal	20,450,000
Contingency (20%)	4,090,000
Total Phase 1	24,540,000

Phase 2 - Feasibility and bulk sampling program
Feasibility study	8,500,000
Contingency (20%)	1,700,000
Total Phase 2	10,200,000
TOTAL Phase 1 and 2	38,340,000

InnovExplo believes the recommended work program and proposed expenditures are appropriate and well thought out, and that the proposed budget reasonably reflects the contemplated activities.

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27. REFERENCES

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Morgan, G.J., Dorval, A., Hardie, C., Bratty, M., Jones, E., Tremblay, M., Beausoleil, C., Pelletier, C., Allwright, Z., Coleman, T., Bélisle, M., Fontaine, R., and Lemaire, D., 2019. NI 43-101 Technical Report - Preliminary economic assessment of the Cariboo Gold Project, District of Wells, British Columbia, Canada. Prepared by for Barkerville Gold Mine Ltd. Published on SEDAR website (Barkerville Gold Mines Ltd) on September 17, 2019. 486 pages.

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Mortensen, J. K., Rhys, D. A. and Ross, K., 2011. Investigations of orogenic gold deposits in the Cariboo gold district, east-central British Columbia (parts of NTS 093A, H): final report. In Geoscience BC Summary of Activities 2010, Geoscience BC, Report 2011-1, p. 97-108.

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Pautler, J. W., 2003. Report on the 2003 Diamond Drill and Trenching Program on the Island Mountain Gold Property, Wells, British Columbia. Report published on SEDAR website (Starr Peak Exploration Ltd) on December 31, 2003. 30 pages.

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Phillips, G.N. and Powell, R., 2010. Formation of gold deposits: a metamorphic devolatilization model. Journal of Metamorphic Geology, 28: 689-718.

Pickett, J. W., 2000. Report on the Mosquito Creek and Island Mountain Claims Groups, Cariboo Mining Division, British Columbia, Canada. Report published on SEDAR website (Starr Peak Exploration Ltd) on April 5, 2001. 18 pages.

Pickett, J. W., 2001. Diamond drilling and geochemical soil sampling report on a portion of the IGM Group of mineral claims. Works done by Island Mountain Gold Mines Ltd and International Wayside Gold Mines Ltd. BC Ministry of Energy, Mines and Petroleum Resources, Assessment Report 26 492A, 57 pages.

Pickett, J. W., 2002. Diamond Drilling, Geochemical Soil Sampling, Induced Polarization Geophysics, and Rock Sampling, report on a portion of the IGM Group of mineral claims. Works done by Island Mountain Gold Mines Ltd and International Wayside Gold Mines Ltd. BC Ministry of Energy, Mines and Petroleum Resources, Assessment Report 26 888A, 24 pages.

Pickett, J. W., 2003. Technical Report on the 2002 Exploration Program of Island Mountain Gold Mines Ltd, Wells Area, BC. Report published on SEDAR website (Starr Peak Exploration Ltd) on February 10, 2003. 30 pages.

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Reid, R., 1999. Underground Percussion Drilling and Surface Diamond Drilling, cariboo Gold Project at Wells, B. C. Report prepared for International Wayside Gold Mines Ltd. BC Ministry of Energy, Mines and Petroleum Resources, Assessment Report 25 940, 25 pages.

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Walton, G., 2002b. Report on the 2001 Exploration Program on the Cariboo Gold Properties, Central British Columbia. International Wayside Gold Mines Limited. Report published on SEDAR website (Barkerville Gold Mines Ltd) on August 27, 2002. 38 pages.

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APPENDIX I - LIST OF MINERAL CLAIMS AND LEASES

(as of September 28, 2020)

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Title #	Type	Property	Owner	Issue Date	Good to Date	Area (ha)	Royalties
203991	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	9/7/1976	7/15/2025	75.00	Osisko Gold Royalties Ltd. (4%)
204176	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	8/14/1979	7/15/2025	25.00	Osisko Gold Royalties Ltd. (4%)
204177	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	8/14/1979	7/15/2025	25.00	Osisko Gold Royalties Ltd. (4%)
204753	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	7/11/1983	7/15/2025	25.00	Osisko Gold Royalties Ltd. (4%)
204754	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	7/11/1983	7/15/2025	25.00	Osisko Gold Royalties Ltd. (4%)
204755	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	7/11/1983	7/15/2025	25.00	Osisko Gold Royalties Ltd. (4%)
205247	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	8/19/1986	7/15/2025	500.00	Osisko Gold Royalties Ltd. (4%)
205267	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	9/18/1986	7/15/2025	300.00	Osisko Gold Royalties Ltd. (4%)
319636	Mineral Claim	Cariboo Gold	BGM (100%)	7/17/1993	7/17/2020	25.00	Osisko Gold Royalties Ltd. (4%)
319637	Mineral Claim	Cariboo Gold	BGM (100%)	7/17/1993	7/17/2020	25.00	Osisko Gold Royalties Ltd. (4%)
320752	Mineral Lease	QR	BGM (100%)	4/30/1994	4/30/2021	3164.40	Osisko Gold Royalties Ltd. (4%), Foxcorp Holdings Ltd. (NOP) (whole) (2.5%), Revolution Technologies Inc. (NOP) (whole), 2.5%, Newmont Goldcorp Corp. (whole) (1%)
367303	Placer Lease	Cariboo Gold	BGM (100%)	2/5/1999	2/5/2021	161.77	Osisko Gold Royalties Ltd. (4%)
367954	Mineral Claim	Cariboo Gold	BGM (100%)	2/23/1999	6/22/2020	25.00	Osisko Gold Royalties Ltd. (4%)
367955	Mineral Claim	Cariboo Gold	BGM (100%)	2/23/1999	6/22/2020	25.00	Osisko Gold Royalties Ltd. (4%)
369917	Mineral Claim	Cariboo Gold	BGM (100%)	7/3/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
369918	Mineral Claim	Cariboo Gold	BGM (100%)	7/3/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370011	Mineral Claim	Cariboo Gold	BGM (100%)	7/6/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370012	Mineral Claim	Cariboo Gold	BGM (100%)	7/6/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370013	Mineral Claim	Cariboo Gold	BGM (100%)	7/6/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370014	Mineral Claim	Cariboo Gold	BGM (100%)	7/6/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370015	Mineral Claim	Cariboo Gold	BGM (100%)	7/6/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370028	Mineral Claim	Cariboo Gold	BGM (100%)	7/6/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)

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370029	Mineral Claim	Cariboo Gold	BGM (100%)	7/6/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370010	Mineral Claim	Cariboo Gold	BGM (100%)	7/7/1999	2/28/2030	500.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370030	Mineral Claim	Cariboo Gold	BGM (100%)	7/7/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370016	Mineral Claim	Cariboo Gold	BGM (100%)	7/8/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370230	Mineral Claim	Cariboo Gold	BGM (100%)	7/14/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370234	Mineral Claim	Cariboo Gold	BGM (100%)	7/15/1999	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (whole) (2.5%)
370373	Placer Lease	Cariboo Gold	BGM (100%)	10/19/1999	10/19/2020	46.26	Osisko Gold Royalties Ltd. (4%)
374225	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374226	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374227	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374228	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374229	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374230	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374231	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374232	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374233	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374234	Mineral Claim	Cariboo Gold	BGM (100%)	1/13/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374706	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374707	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374708	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374709	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374710	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374711	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374712	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
374713	Mineral Claim	Cariboo Gold	BGM (100%)	3/8/2000	2/28/2030	25.00	Osisko Gold Royalties Ltd. (4%)
375260	Mineral Claim	Cariboo Gold	BGM (50%) and Imperial Metals Corp. (50%)	4/9/2000	7/15/2025	400.00	Osisko Gold Royalties Ltd. (4%)
384112	Mineral Claim	Cariboo Gold	BGM (100%)	2/19/2001	6/22/2020	300.00	Osisko Gold Royalties Ltd. (4%)
384113	Mineral Claim	Cariboo Gold	BGM (100%)	2/19/2001	6/22/2020	400.00	Osisko Gold Royalties Ltd. (4%)
384442	Placer Lease	Cariboo Gold	BGM (100%)	5/15/2001	5/15/2021	254.86	Osisko Gold Royalties Ltd. (4%)
394333	Placer Lease	Cariboo Gold	BGM (100%)	8/19/2002	8/19/2021	518.80	Osisko Gold Royalties Ltd. (4%)
395284	Placer Lease	Cariboo Gold	BGM (100%)	8/28/2002	8/28/2021	524.70	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	189

396850	Placer Lease	Cariboo Gold	BGM (100%)	1/20/2003	1/20/2021	271.10	Osisko Gold Royalties Ltd. (4%)
401340	Placer Lease	Cariboo Gold	BGM (100%)	5/16/2003	5/16/2021	17.00	Osisko Gold Royalties Ltd. (4%)
401342	Placer Lease	Cariboo Gold	BGM (100%)	5/16/2003	5/16/2021	124.55	Osisko Gold Royalties Ltd. (4%)
401442	Placer Lease	Cariboo Gold	BGM (100%)	5/16/2003	5/16/2021	282.36	Osisko Gold Royalties Ltd. (4%)
404854	Placer Lease	Cariboo Gold	BGM (100%)	11/24/2003	11/24/2020	29.10	Osisko Gold Royalties Ltd. (4%)
412065	Mineral Claim	Cariboo Gold	BGM (100%)	7/8/2004	2/28/2030	500.00	Osisko Gold Royalties Ltd. (4%), Roundtop Exploration Inc. & Estate of Bryan Muloin (whole) (2%)
412066	Mineral Claim	Cariboo Gold	BGM (100%)	7/8/2004	2/28/2030	375.00	Osisko Gold Royalties Ltd. (4%), Roundtop Exploration Inc. & Estate of Bryan Muloin (whole) (2%)
505901	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	349.67	Osisko Gold Royalties Ltd. (4%)
505905	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	972.78	Osisko Gold Royalties Ltd. (4%)
505910	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	1265.76	Osisko Gold Royalties Ltd. (4%)
505914	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	1399.53	Osisko Gold Royalties Ltd. (4%)
505916	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	1164.10	Osisko Gold Royalties Ltd. (4%), Douglas Merrick & Harold Merrick (partial) (2%)
505917	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	658.93	Osisko Gold Royalties Ltd. (4%), Douglas Merrick & Harold Merrick (partial) (2%)
505921	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	914.78	Osisko Gold Royalties Ltd. (4%)
505922	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	583.13	Osisko Gold Royalties Ltd. (4%)
505924	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	543.58	Osisko Gold Royalties Ltd. (4%)
505925	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	1066.31	Osisko Gold Royalties Ltd. (4%), Douglas Merrick & Harold Merrick (partial) (2%)
505926	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	310.41	Osisko Gold Royalties Ltd. (4%), Douglas Merrick & Harold Merrick (partial) (2%)
505927	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	738.06	Osisko Gold Royalties Ltd. (4%)
505936	Mineral Claim	Cariboo Gold	BGM (100%)	2/4/2005	2/28/2030	426.62	Osisko Gold Royalties Ltd. (4%), Douglas Merrick & Harold Merrick (partial) (2%)
506154	Mineral Claim	Cariboo Gold	BGM (100%)	2/7/2005	2/28/2030	155.56	Osisko Gold Royalties Ltd. (4%)
506236	Mineral Claim	Cariboo Gold	BGM (100%)	2/7/2005	2/28/2030	738.15	Osisko Gold Royalties Ltd. (4%)
506315	Mineral Claim	Cariboo Gold	BGM (100%)	2/8/2005	2/28/2030	894.11	Osisko Gold Royalties Ltd. (4%)
506436	Mineral Claim	Cariboo Gold	BGM (100%)	2/9/2005	2/28/2030	408.28	Osisko Gold Royalties Ltd. (4%)
506440	Mineral Claim	Cariboo Gold	BGM (100%)	2/9/2005	2/28/2030	972.35	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%)
506489	Mineral Claim	Cariboo Gold	BGM (100%)	2/9/2005	2/28/2030	388.47	Osisko Gold Royalties Ltd. (4%)
506493	Mineral Claim	Cariboo Gold	BGM (100%)	2/9/2005	2/28/2030	1549.54	Osisko Gold Royalties Ltd. (4%)
506497	Mineral Claim	Cariboo Gold	BGM (100%)	2/9/2005	2/28/2030	853.84	Osisko Gold Royalties Ltd. (4%), Timothy A. Young / 643990 B.C. Ltd. (partial) (2%)
506614	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	1167.70	Osisko Gold Royalties Ltd. (4%)
506618	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	622.63	Osisko Gold Royalties Ltd. (4%)
506620	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	933.89	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	190

506630	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	350.79	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & 643990 B.C. Ltd. (partial) (2%)
506637	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	1131.33	Osisko Gold Royalties Ltd. (4%), Samuel Skiber & 643990 B.C. Ltd (partial) (2%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%)
506658	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	506.36	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%)
506720	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	1085.46	Osisko Gold Royalties Ltd. (4%), Charnobay/Wells Syndicate (partial) (3%)
506721	Mineral Claim	Cariboo Gold	BGM (100%)	2/10/2005	2/28/2030	1070.04	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%)
506956	Mineral Claim	Cariboo Gold	BGM (100%)	2/11/2005	2/28/2030	1247.95	Osisko Gold Royalties Ltd. (4%), Samuel Skiber & 643990 B.C. Ltd (partial) (2%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%)
507131	Mineral Claim	Cariboo Gold	BGM (85%), Starr Peak Exploration (12.5%), Shane Morgan Williams (2.5%)	2/14/2005	2/28/2030	562.74	Osisko Gold Royalties Ltd. (4%)
507132	Mineral Claim	Cariboo Gold	BGM (97.5%), Shane Morgan Williams (2.5%)	2/14/2005	2/28/2030	931.38	Osisko Gold Royalties Ltd. (4%), William G. Timmins (partial) (2.5%)
507133	Mineral Claim	Cariboo Gold	BGM (97.5%), Shane Morgan Williams (2.5%)	2/14/2005	2/28/2030	1339.02	Osisko Gold Royalties Ltd. (4%)
507134	Mineral Claim	Cariboo Gold	BGM (97.5%), Shane Morgan Williams (2.5%)	2/14/2005	2/28/2030	543.03	Osisko Gold Royalties Ltd. (4%), William G. Timmins (partial) (2.5%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
507135	Mineral Claim	Cariboo Gold	BGM (97.5%), Shane Morgan Williams (2.5%)	2/14/2005	2/28/2030	911.60	Osisko Gold Royalties Ltd. (4%)
507136	Mineral Claim	Cariboo Gold	BGM (97.5%), Shane Morgan Williams (2.5%)	2/14/2005	2/28/2030	872.37	Osisko Gold Royalties Ltd. (4%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
507247	Mineral Claim	Cariboo Gold	BGM (100%)	2/15/2005	2/28/2030	698.82	Osisko Gold Royalties Ltd. (4%)
507248	Mineral Claim	Cariboo Gold	BGM (100%)	2/15/2005	2/28/2030	621.30	Osisko Gold Royalties Ltd. (4%)
507259	Mineral Claim	Cariboo Gold	BGM (100%)	2/15/2005	2/28/2030	252.33	Osisko Gold Royalties Ltd. (4%)
507260	Mineral Claim	Cariboo Gold	BGM (100%)	2/15/2005	2/28/2030	19.41	Osisko Gold Royalties Ltd. (4%)
507261	Mineral Claim	Cariboo Gold	BGM (100%)	2/15/2005	2/28/2030	620.63	Osisko Gold Royalties Ltd. (4%)
507264	Mineral Claim	Cariboo Gold	BGM (100%)	2/15/2005	2/28/2030	1026.62	Osisko Gold Royalties Ltd. (4%), Charnobay/Wells Syndicate (partial) (3%)
507265	Mineral Claim	Cariboo Gold	BGM (100%)	2/15/2005	2/28/2030	542.59	Osisko Gold Royalties Ltd. (4%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
507288	Mineral Claim	Cariboo Gold	BGM (100%)	2/16/2005	2/28/2030	426.36	Osisko Gold Royalties Ltd. (4%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
507304	Mineral Claim	Cariboo Gold	BGM (100%)	2/16/2005	2/28/2030	388.20	Osisko Gold Royalties Ltd. (4%), Timothy A. Young / 643990 B.C. Ltd. (partial) (2%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	191

507309	Mineral Claim	Cariboo Gold	BGM (100%)	2/16/2005	2/28/2030	1030.24	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & Timothy A. Young (partial) (1%)
508778	Mineral Claim	Cariboo Gold	BGM (100%)	3/11/2005	2/28/2030	775.28	Osisko Gold Royalties Ltd. (4%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
508905	Mineral Claim	Cariboo Gold	BGM (100%)	3/14/2005	2/28/2030	871.72	Osisko Gold Royalties Ltd. (4%)
509015	Mineral Claim	Cariboo Gold	BGM (100%)	3/16/2005	2/28/2030	193.86	Osisko Gold Royalties Ltd. (4%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
509017	Mineral Claim	Cariboo Gold	BGM (100%)	3/16/2005	2/28/2030	639.85	Osisko Gold Royalties Ltd. (4%), William G. Timmins (partial) (2.5%) 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
509179	Mineral Claim	Cariboo Gold	BGM (100%)	3/17/2005	2/28/2030	833.23	Osisko Gold Royalties Ltd. (4%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
511280	Mineral Claim	QR	BGM (100%)	4/20/2005	2/10/2021	588.13	Osisko Gold Royalties Ltd. (4%), Foxcorp Holdings Ltd. (NOP) (partial) (2.5%), Revolution Technologies Inc. (NOP) (partial) (2.5%), Newmont Goldcorp Corp. (partial) (1%)
512571	Mineral Claim	Cariboo Gold	BGM (85%), Starr Peak Exploration (12.5%), Shane Morgan Williams (2.5%)	5/14/2005	2/28/2030	484.93	Osisko Gold Royalties Ltd. (4%), William G. Timmins (partial) (2.5%)
512739	Mineral Claim	Cariboo Gold	BGM (100%)	5/16/2005	2/28/2030	877.72	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%), Roundtop Exploration Inc. (partial) (2%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
512795	Mineral Claim	Cariboo Gold	BGM (97.5%), Shane Morgan Williams (2.5%)	5/17/2005	2/28/2030	155.22	Osisko Gold Royalties Ltd. (4%)
512954	Mineral Claim	QR	BGM (100%)	5/18/2005	2/10/2021	607.40	Osisko Gold Royalties Ltd. (4%), Foxcorp Holdings Ltd. (NOP) (partial) (2.5%), Revolution Technologies Inc. (NOP) (partial) (2.5%), Newmont Goldcorp Corp. (partial) (1%)
512957	Mineral Claim	QR	BGM (100%)	5/18/2005	2/10/2021	528.81	Osisko Gold Royalties Ltd. (4%)
513739	Mineral Claim	Cariboo Gold	BGM (100%)	6/1/2005	2/28/2030	484.88	Osisko Gold Royalties Ltd. (4%), William G. Timmins (partial) (2.5%)
514441	Placer Lease	Cariboo Gold	BGM (100%)	6/13/2005	6/13/2021	104.80	Osisko Gold Royalties Ltd. (4%)
514442	Mineral Claim	Cariboo Gold	BGM (100%)	6/13/2005	2/28/2030	155.75	Osisko Gold Royalties Ltd. (4%)
514446	Mineral Claim	Cariboo Gold	BGM (100%)	6/13/2005	2/28/2030	291.87	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%)
517260	Mineral Claim	Cariboo Gold	BGM (100%)	7/12/2005	2/28/2030	38.87	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & Timothy A. Young (partial) (1%)
517416	Mineral Claim	Cariboo Gold	BGM (100%)	7/12/2005	2/28/2030	58.28	Osisko Gold Royalties Ltd. (4%)
517423	Mineral Claim	Cariboo Gold	BGM (100%)	7/12/2005	2/28/2030	252.39	Osisko Gold Royalties Ltd. (4%)
517433	Mineral Claim	Cariboo Gold	BGM (100%)	7/12/2005	2/28/2030	19.41	Osisko Gold Royalties Ltd. (4%)
519556	Mineral Claim	Cariboo Gold	BGM (100%)	8/31/2005	2/28/2030	485.01	Osisko Gold Royalties Ltd. (4%)
519559	Mineral Claim	Cariboo Gold	BGM (100%)	8/31/2005	2/28/2030	484.79	Osisko Gold Royalties Ltd. (4%)
519563	Mineral Claim	Cariboo Gold	BGM (100%)	8/31/2005	2/28/2030	484.60	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	192

520330	Mineral Claim	QR	BGM (100%)	9/22/2005	2/10/2021	78.44	Osisko Gold Royalties Ltd. (4%)
521241	Mineral Claim	Cariboo Gold	BGM (100%)	10/15/2005	2/28/2030	485.66	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & Timothy A. Young (partial) (1%)
521242	Mineral Claim	Cariboo Gold	BGM (100%)	10/15/2005	2/28/2030	486.17	Osisko Gold Royalties Ltd. (4%)
521329	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	486.72	Osisko Gold Royalties Ltd. (4%)
521330	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	486.84	Osisko Gold Royalties Ltd. (4%)
521331	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.11	Osisko Gold Royalties Ltd. (4%)
521332	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.40	Osisko Gold Royalties Ltd. (4%)
521333	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.63	Osisko Gold Royalties Ltd. (4%)
521336	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.79	Osisko Gold Royalties Ltd. (4%)
521337	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	486.69	Osisko Gold Royalties Ltd. (4%)
521338	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	486.69	Osisko Gold Royalties Ltd. (4%)
521339	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	488.08	Osisko Gold Royalties Ltd. (4%)
521340	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.96	Osisko Gold Royalties Ltd. (4%)
521342	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	486.75	Osisko Gold Royalties Ltd. (4%)
521346	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.06	Osisko Gold Royalties Ltd. (4%)
521348	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.04	Osisko Gold Royalties Ltd. (4%)
521349	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	486.93	Osisko Gold Royalties Ltd. (4%)
521350	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	486.94	Osisko Gold Royalties Ltd. (4%)
521351	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.17	Osisko Gold Royalties Ltd. (4%)
521352	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.35	Osisko Gold Royalties Ltd. (4%)
521353	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.35	Osisko Gold Royalties Ltd. (4%)
521356	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.43	Osisko Gold Royalties Ltd. (4%)
521357	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	487.19	Osisko Gold Royalties Ltd. (4%)
521358	Mineral Claim	Cariboo Gold	BGM (100%)	10/19/2005	2/28/2030	428.52	Osisko Gold Royalties Ltd. (4%)
521829	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.14	Osisko Gold Royalties Ltd. (4%)
521839	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.20	Osisko Gold Royalties Ltd. (4%)
521844	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.43	Osisko Gold Royalties Ltd. (4%)
521852	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.19	Osisko Gold Royalties Ltd. (4%)
521872	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.16	Osisko Gold Royalties Ltd. (4%)
521877	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.45	Osisko Gold Royalties Ltd. (4%)
521880	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.32	Osisko Gold Royalties Ltd. (4%)
521881	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	488.65	Osisko Gold Royalties Ltd. (4%)
521883	Mineral Claim	Cariboo Gold	BGM (100%)	11/2/2005	2/28/2030	390.78	Osisko Gold Royalties Ltd. (4%)
522125	Mineral Claim	Cariboo Gold	BGM (100%)	11/8/2005	2/28/2030	581.01	Osisko Gold Royalties Ltd. (4%), Charnobay/Wells Syndicate (partial) (3%)
528996	Mineral Claim	Cariboo Gold	BGM (100%)	2/27/2006	2/28/2030	466.26	Osisko Gold Royalties Ltd. (4%)
529036	Mineral Claim	Cariboo Gold	BGM (100%)	2/27/2006	2/28/2030	19.41	Osisko Gold Royalties Ltd. (4%)
529712	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	330.14	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	193

529713	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	720.92	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & 643990 B.C. Ltd. (partial) (2%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%), Timothy A. Young (partial) (2%)
529715	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	835.61	Osisko Gold Royalties Ltd. (4%)
529717	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	545.68	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (partial) (2.5%)
529719	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	757.72	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & Timothy A. Young (partial) (1%), Timothy A. Young / 643990 B.C Ltd. (partial) (2%)
529720	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	603.80	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%)
529721	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	1615.57	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%)
529722	Mineral Claim	Cariboo Gold	BGM (100%)	3/7/2006	2/28/2030	507.38	Osisko Gold Royalties Ltd. (4%)
535526	Mineral Claim	Cariboo Gold	BGM (100%)	6/13/2006	2/28/2030	465.85	Osisko Gold Royalties Ltd. (4%)
535671	Mineral Claim	Cariboo Gold	BGM (100%)	6/14/2006	2/28/2030	953.05	Osisko Gold Royalties Ltd. (4%)
535855	Mineral Claim	Cariboo Gold	BGM (100%)	6/17/2006	2/28/2030	39.02	Osisko Gold Royalties Ltd. (4%)
536691	Mineral Claim	Cariboo Gold	BGM (100%)	7/7/2006	2/28/2030	467.11	Osisko Gold Royalties Ltd. (4%)
537354	Mineral Claim	Cariboo Gold	BGM (100%)	7/17/2006	2/28/2030	19.50	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%)
541435	Placer Lease	Cariboo Gold	BGM (100%)	9/15/2006	9/15/2021	24.76	Osisko Gold Royalties Ltd. (4%)
545967	Placer Lease	Cariboo Gold	BGM (100%)	11/27/2006	11/27/2020	35.69	Osisko Gold Royalties Ltd. (4%)
546306	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	331.89	Osisko Gold Royalties Ltd. (4%)
546307	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	815.89	Osisko Gold Royalties Ltd. (4%)
546308	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	504.85	Osisko Gold Royalties Ltd. (4%)
546309	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	1438.50	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & Timothy A. Young (partial) (1%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%)
546310	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	854.59	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & Timothy A. Young (partial) (1%)
546311	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	563.12	Osisko Gold Royalties Ltd. (4%), Timothy A. Young / 643990 B.C. Ltd. (partial) (2%)
546314	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	1299.19	Osisko Gold Royalties Ltd. (4%), Timothy A. Young / 643990 B.C. Ltd. (partial) (2%), 643990 B.C. Ltd. & Timothy A. Young (partial) (2%)
546315	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2006	2/28/2030	1027.11	Osisko Gold Royalties Ltd. (4%), Charnobay/Wells Syndicate (partial) (3%)
546611	Mineral Claim	Cariboo Gold	BGM (100%)	12/5/2006	2/28/2030	604.62	Osisko Gold Royalties Ltd. (4%)
546612	Mineral Claim	Cariboo Gold	BGM (100%)	12/5/2006	2/28/2030	719.15	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	194

546613	Mineral Claim	Cariboo Gold	BGM (100%)	12/5/2006	2/28/2030	663.22	Osisko Gold Royalties Ltd. (4%)
546614	Mineral Claim	Cariboo Gold	BGM (100%)	12/5/2006	2/28/2030	619.46	Osisko Gold Royalties Ltd. (4%)
546617	Mineral Claim	Cariboo Gold	BGM (100%)	12/5/2006	2/28/2030	955.51	Osisko Gold Royalties Ltd. (4%), Roundtop Exploration Inc. & Estate of Bryan Muloin (partial) (2%)
546620	Mineral Claim	Cariboo Gold	BGM (100%)	12/5/2006	2/28/2030	954.67	Osisko Gold Royalties Ltd. (4%), Roundtop Exploration Inc. & Estate of Bryan Muloin (partial) (2%)
546722	Mineral Claim	Cariboo Gold	BGM (100%)	12/6/2006	2/28/2030	1147.58	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2%)
546723	Mineral Claim	Cariboo Gold	BGM (100%)	12/6/2006	2/28/2030	702.56	Osisko Gold Royalties Ltd. (4%)
546724	Mineral Claim	Cariboo Gold	BGM (100%)	12/6/2006	2/28/2030	837.09	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%)
546725	Mineral Claim	Cariboo Gold	BGM (100%)	12/6/2006	2/28/2030	953.60	Osisko Gold Royalties Ltd. (4%)
546726	Mineral Claim	Cariboo Gold	BGM (100%)	12/6/2006	2/28/2030	971.93	Osisko Gold Royalties Ltd. (4%)
546727	Mineral Claim	Cariboo Gold	BGM (100%)	12/6/2006	2/28/2030	952.84	Osisko Gold Royalties Ltd. (4%)
554735	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	484.18	Osisko Gold Royalties Ltd. (4%)
554737	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	484.18	Osisko Gold Royalties Ltd. (4%)
554739	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.95	Osisko Gold Royalties Ltd. (4%)
554740	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.95	Osisko Gold Royalties Ltd. (4%)
554741	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	484.16	Osisko Gold Royalties Ltd. (4%)
554742	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.93	Osisko Gold Royalties Ltd. (4%)
554743	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	484.16	Osisko Gold Royalties Ltd. (4%)
554745	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.70	Osisko Gold Royalties Ltd. (4%)
554746	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.98	Osisko Gold Royalties Ltd. (4%)
554747	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	484.12	Osisko Gold Royalties Ltd. (4%)
554748	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.96	Osisko Gold Royalties Ltd. (4%)
554749	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.74	Osisko Gold Royalties Ltd. (4%)
554750	Mineral Claim	Cariboo Gold	BGM (100%)	3/20/2007	2/28/2030	483.99	Osisko Gold Royalties Ltd. (4%)
554802	Mineral Claim	Cariboo Gold	BGM (100%)	3/21/2007	2/28/2030	38.71	Osisko Gold Royalties Ltd. (4%)
560453	Placer Claim	Cariboo Gold	BGM (100%)	6/11/2007	11/15/2020	19.43	Osisko Gold Royalties Ltd. (4%)
564597	Mineral Claim	Cariboo Gold	BGM (100%)	8/15/2007	2/28/2030	19.52	Osisko Gold Royalties Ltd. (4%)
564598	Mineral Claim	Cariboo Gold	BGM (100%)	8/15/2007	2/28/2030	19.50	Osisko Gold Royalties Ltd. (4%)
567677	Mineral Claim	Cariboo Gold	BGM (100%)	10/9/2007	2/28/2030	39.00	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%)
567678	Mineral Claim	Cariboo Gold	BGM (100%)	10/9/2007	2/28/2030	19.50	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%)
572001	Mineral Claim	Cariboo Gold	BGM (100%)	12/15/2007	2/28/2030	19.51	Osisko Gold Royalties Ltd. (4%)
572011	Mineral Claim	Cariboo Gold	BGM (100%)	12/16/2007	2/28/2030	19.51	Osisko Gold Royalties Ltd. (4%)
572348	Mineral Claim	Cariboo Gold	BGM (100%)	12/21/2007	2/28/2030	19.51	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	195

572437	Mineral Claim	Cariboo Gold	BGM (100%)	12/23/2007	2/28/2030	19.50	Osisko Gold Royalties Ltd. (4%)
573880	Mineral Claim	Cariboo Gold	BGM (100%)	1/16/2008	2/28/2030	38.98	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%)
577422	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2008	2/28/2030	349.90	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (639940 B.C. Ltd.) (partial) (2%)
581059	Mineral Claim	Cariboo Gold	BGM (100%)	4/12/2008	2/28/2030	468.39	Osisko Gold Royalties Ltd. (4%), Dustin Alsager Rivard (whole) (2%)
592159	Mineral Claim	Cariboo Gold	BGM (100%)	9/29/2008	2/28/2030	350.74	Osisko Gold Royalties Ltd. (4%), Roundtop Exploration Inc. (partial) (2%)
593162	Mineral Claim	Cariboo Gold	BGM (100%)	10/20/2008	2/28/2030	58.29	Osisko Gold Royalties Ltd. (4%)
593959	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	485.28	Osisko Gold Royalties Ltd. (4%)
593960	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	485.04	Osisko Gold Royalties Ltd. (4%)
593961	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	484.80	Osisko Gold Royalties Ltd. (4%)
593962	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	484.79	Osisko Gold Royalties Ltd. (4%)
593963	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	485.03	Osisko Gold Royalties Ltd. (4%)
593965	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	485.27	Osisko Gold Royalties Ltd. (4%)
593966	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	466.03	Osisko Gold Royalties Ltd. (4%)
593967	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	465.87	Osisko Gold Royalties Ltd. (4%)
593968	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	465.68	Osisko Gold Royalties Ltd. (4%)
593969	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	465.50	Osisko Gold Royalties Ltd. (4%)
593970	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	465.21	Osisko Gold Royalties Ltd. (4%)
593971	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	466.00	Osisko Gold Royalties Ltd. (4%)
593972	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	465.34	Osisko Gold Royalties Ltd. (4%)
593973	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	387.63	Osisko Gold Royalties Ltd. (4%)
593974	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	77.64	Osisko Gold Royalties Ltd. (4%)
593975	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	155.26	Osisko Gold Royalties Ltd. (4%)
593979	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	485.22	Osisko Gold Royalties Ltd. (4%)
593980	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	485.00	Osisko Gold Royalties Ltd. (4%)
593981	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	484.77	Osisko Gold Royalties Ltd. (4%)
593982	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	484.62	Osisko Gold Royalties Ltd. (4%)
593983	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	484.62	Osisko Gold Royalties Ltd. (4%)
593984	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	484.87	Osisko Gold Royalties Ltd. (4%)
593985	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	484.87	Osisko Gold Royalties Ltd. (4%)
593986	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	465.72	Osisko Gold Royalties Ltd. (4%)
593987	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	485.19	Osisko Gold Royalties Ltd. (4%)
593988	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2008	2/28/2030	252.34	Osisko Gold Royalties Ltd. (4%)
594001	Mineral Claim	Cariboo Gold	BGM (100%)	11/7/2008	2/28/2030	58.18	Osisko Gold Royalties Ltd. (4%)
594002	Mineral Claim	Cariboo Gold	BGM (100%)	11/7/2008	2/28/2030	38.80	Osisko Gold Royalties Ltd. (4%)
594003	Mineral Claim	Cariboo Gold	BGM (100%)	11/7/2008	2/28/2030	38.81	Osisko Gold Royalties Ltd. (4%)
595151	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2008	2/28/2030	116.51	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	196

595157	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2008	2/28/2030	388.25	Osisko Gold Royalties Ltd. (4%)
595164	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2008	2/28/2030	427.12	Osisko Gold Royalties Ltd. (4%)
595165	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2008	2/28/2030	116.53	Osisko Gold Royalties Ltd. (4%)
595166	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2008	2/28/2030	38.83	Osisko Gold Royalties Ltd. (4%)
595167	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2008	2/28/2030	77.68	Osisko Gold Royalties Ltd. (4%)
595168	Mineral Claim	Cariboo Gold	BGM (100%)	12/1/2008	2/28/2030	58.23	Osisko Gold Royalties Ltd. (4%)
596023	Mineral Claim	Cariboo Gold	BGM (100%)	12/13/2008	2/28/2030	77.50	Osisko Gold Royalties Ltd. (4%)
596024	Mineral Claim	Cariboo Gold	BGM (100%)	12/13/2008	2/28/2030	464.96	Osisko Gold Royalties Ltd. (4%), Douglas Merrick & Harold Merrick (partial) (2%)
596025	Mineral Claim	Cariboo Gold	BGM (100%)	12/13/2008	2/28/2030	58.13	Osisko Gold Royalties Ltd. (4%), Douglas Merrick & Harold Merrick (partial) (2%)
596144	Mineral Claim	Cariboo Gold	BGM (100%)	12/16/2008	2/28/2030	350.60	Osisko Gold Royalties Ltd. (4%)
598430	Mineral Claim	Cariboo Gold	BGM (100%)	2/1/2009	3/8/2021	97.64	Osisko Gold Royalties Ltd. (4%)
600139	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2009	2/28/2030	155.27	Osisko Gold Royalties Ltd. (4%)
600140	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2009	2/28/2030	38.82	Osisko Gold Royalties Ltd. (4%)
600141	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2009	2/28/2030	19.41	Osisko Gold Royalties Ltd. (4%)
600142	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2009	2/28/2030	135.93	Osisko Gold Royalties Ltd. (4%)
600143	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2009	2/28/2030	213.54	Osisko Gold Royalties Ltd. (4%)
600144	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2009	2/28/2030	19.41	Osisko Gold Royalties Ltd. (4%)
600145	Mineral Claim	Cariboo Gold	BGM (100%)	2/28/2009	2/28/2030	77.66	Osisko Gold Royalties Ltd. (4%)
606644	Placer Claim	Cariboo Gold	BGM (100%)	6/26/2009	11/15/2020	97.23	Osisko Gold Royalties Ltd. (4%)
624892	Mineral Claim	Cariboo Gold	BGM (100%)	8/27/2009	2/28/2030	116.51	Osisko Gold Royalties Ltd. (4%)
624894	Mineral Claim	Cariboo Gold	BGM (100%)	8/27/2009	2/28/2030	38.84	Osisko Gold Royalties Ltd. (4%)
624895	Mineral Claim	Cariboo Gold	BGM (100%)	8/27/2009	2/28/2030	19.42	Osisko Gold Royalties Ltd. (4%)
625567	Mineral Claim	Cariboo Gold	BGM (100%)	8/29/2009	2/28/2030	19.42	Osisko Gold Royalties Ltd. (4%)
667163	Mineral Claim	Cariboo Gold	BGM (100%)	11/10/2009	2/28/2030	77.77	Osisko Gold Royalties Ltd. (4%)
675423	Mineral Claim	QR	BGM (100%)	11/27/2009	2/10/2021	489.58	Osisko Gold Royalties Ltd. (4%)
675443	Mineral Claim	QR	BGM (100%)	11/27/2009	2/10/2021	489.35	Osisko Gold Royalties Ltd. (4%)
675444	Mineral Claim	QR	BGM (100%)	11/27/2009	2/10/2021	450.24	Osisko Gold Royalties Ltd. (4%)
675445	Mineral Claim	QR	BGM (100%)	11/27/2009	2/10/2021	469.74	Osisko Gold Royalties Ltd. (4%)
675448	Mineral Claim	QR	BGM (100%)	11/27/2009	2/11/2021	469.75	Osisko Gold Royalties Ltd. (4%)
755342	Mineral Claim	Cariboo Gold	BGM (100%)	4/23/2010	2/28/2030	389.34	Osisko Gold Royalties Ltd. (4%)
755362	Mineral Claim	Cariboo Gold	BGM (100%)	4/23/2010	2/28/2030	389.53	Osisko Gold Royalties Ltd. (4%)
755382	Mineral Claim	Cariboo Gold	BGM (100%)	4/23/2010	2/28/2030	467.64	Osisko Gold Royalties Ltd. (4%)
755402	Mineral Claim	Cariboo Gold	BGM (100%)	4/23/2010	2/28/2030	486.70	Osisko Gold Royalties Ltd. (4%)
755422	Mineral Claim	Cariboo Gold	BGM (100%)	4/23/2010	2/28/2030	486.94	Osisko Gold Royalties Ltd. (4%)
755442	Mineral Claim	Cariboo Gold	BGM (100%)	4/23/2010	2/28/2030	486.88	Osisko Gold Royalties Ltd. (4%)
755462	Mineral Claim	Cariboo Gold	BGM (100%)	4/23/2010	2/28/2030	467.43	Osisko Gold Royalties Ltd. (4%)
780203	Mineral Claim	QR	BGM (100%)	5/27/2010	2/11/2021	19.58	Osisko Gold Royalties Ltd. (4%)
780562	Mineral Claim	Cariboo Gold	BGM (100%)	5/27/2010	2/28/2030	193.97	Osisko Gold Royalties Ltd. (4%)
835729	Mineral Claim	Cariboo Gold	BGM (100%)	10/12/2010	2/28/2030	448.31	Osisko Gold Royalties Ltd. (4%)
835730	Mineral Claim	Cariboo Gold	BGM (100%)	10/12/2010	2/28/2030	487.49	Osisko Gold Royalties Ltd. (4%)
835731	Mineral Claim	Cariboo Gold	BGM (100%)	10/12/2010	2/28/2030	487.47	Osisko Gold Royalties Ltd. (4%)
835733	Mineral Claim	Cariboo Gold	BGM (100%)	10/12/2010	2/28/2030	390.22	Osisko Gold Royalties Ltd. (4%)
835734	Mineral Claim	Cariboo Gold	BGM (100%)	10/12/2010	2/28/2030	487.72	Osisko Gold Royalties Ltd. (4%)
837502	Mineral Claim	QR	BGM (100%)	11/4/2010	2/11/2021	156.89	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	197

838953	Mineral Claim	QR	BGM (100%)	11/25/2010	2/10/2021	392.06	Osisko Gold Royalties Ltd. (4%)
838954	Mineral Claim	QR	BGM (100%)	11/25/2010	2/10/2021	391.86	Osisko Gold Royalties Ltd. (4%)
839402	Placer Claim	Cariboo Gold	BGM (100%)	12/1/2010	12/31/2020	19.41	Osisko Gold Royalties Ltd. (4%)
850212	Mineral Claim	QR	BGM (100%)	3/31/2011	2/11/2021	489.54	Osisko Gold Royalties Ltd. (4%)
850217	Mineral Claim	QR	BGM (100%)	3/31/2011	2/11/2021	176.21	Osisko Gold Royalties Ltd. (4%)
853622	Mineral Claim	Cariboo Gold	BGM (100%)	5/5/2011	2/28/2030	116.56	Osisko Gold Royalties Ltd. (4%)
854573	Mineral Claim	QR	BGM (100%)	5/16/2011	2/10/2021	489.63	Osisko Gold Royalties Ltd. (4%)
855732	Mineral Claim	QR	BGM (100%)	5/26/2011	2/11/2021	391.87	Osisko Gold Royalties Ltd. (4%)
856509	Mineral Claim	Cariboo Gold	BGM (100%)	6/9/2011	2/28/2030	407.82	Osisko Gold Royalties Ltd. (4%)
856510	Mineral Claim	Cariboo Gold	BGM (100%)	6/9/2011	2/28/2030	155.41	Osisko Gold Royalties Ltd. (4%)
896709	Mineral Claim	Cariboo Gold	BGM (100%)	9/13/2011	2/28/2030	913.22	Osisko Gold Royalties Ltd. (4%), Samuel D. Skiber & Timothy A. Young (partial) (1%)
928311	Mineral Claim	Cariboo Gold	BGM (100%)	11/6/2011	2/28/2030	487.33	Osisko Gold Royalties Ltd. (4%)
1013933	Mineral Claim	QR	BGM (100%)	10/23/2012	2/11/2021	39.18	Osisko Gold Royalties Ltd. (4%)
1013935	Mineral Claim	QR	BGM (100%)	10/23/2012	2/10/2021	39.18	Osisko Gold Royalties Ltd. (4%)
1014607	Mineral Claim	Cariboo Gold	BGM (100%)	11/19/2012	2/28/2030	19.52	Osisko Gold Royalties Ltd. (4%)
1017340	Mineral Claim	QR	BGM (100%)	3/1/2013	2/11/2021	58.78	Osisko Gold Royalties Ltd. (4%)
1019141	Mineral Claim	QR	BGM (100%)	5/2/2013	2/10/2021	274.70	Osisko Gold Royalties Ltd. (4%)
1019143	Mineral Claim	QR	BGM (100%)	5/2/2013	2/10/2021	470.94	Osisko Gold Royalties Ltd. (4%)
1019146	Mineral Claim	QR	BGM (100%)	5/2/2013	2/10/2021	157.01	Osisko Gold Royalties Ltd. (4%)
1019149	Mineral Claim	QR	BGM (100%)	5/2/2013	2/10/2021	137.32	Osisko Gold Royalties Ltd. (4%), Foxcorp Holdings Ltd. (NOP) (partial) (2.5%), Revolution Technologies Inc. (NOP) (partial) (2.5%), Newmont Goldcorp Corp. (partial) (1%)
1019151	Mineral Claim	QR	BGM (100%)	5/2/2013	2/10/2021	294.36	Osisko Gold Royalties Ltd. (4%)
1019154	Mineral Claim	QR	BGM (100%)	5/2/2013	2/10/2021	78.47	Osisko Gold Royalties Ltd. (4%)
1019158	Mineral Claim	QR	BGM (100%)	5/2/2013	2/10/2021	19.62	Osisko Gold Royalties Ltd. (4%)
1019172	Mineral Claim	QR	BGM (100%)	5/2/2013	2/11/2021	156.93	Osisko Gold Royalties Ltd. (4%), Foxcorp Holdings Ltd. (NOP) (partial) (2.5%), Revolution Technologies Inc. (NOP) (partial) (2.5%), Newmont Goldcorp Corp. (partial) (1%)
1020349	Mineral Claim	QR	BGM (100%)	6/16/2013	2/11/2021	293.75	Osisko Gold Royalties Ltd. (4%)
1020538	Mineral Claim	QR	BGM (100%)	6/26/2013	2/10/2021	195.88	Osisko Gold Royalties Ltd. (4%)
1022111	Mineral Claim	QR	BGM (100%)	9/5/2013	2/10/2021	137.15	Osisko Gold Royalties Ltd. (4%)
1023288	Mineral Claim	QR	BGM (100%)	10/24/2013	2/11/2021	78.38	Osisko Gold Royalties Ltd. (4%)
1027056	Mineral Claim	QR	BGM (100%)	3/31/2014	2/11/2021	117.57	Osisko Gold Royalties Ltd. (4%)
1027057	Mineral Claim	QR	BGM (100%)	3/31/2014	2/11/2021	78.47	Osisko Gold Royalties Ltd. (4%)
1027058	Mineral Claim	Cariboo Gold	BGM (100%)	3/31/2014	2/28/2030	77.66	Osisko Gold Royalties Ltd. (4%)
1033403	Mineral Claim	Cariboo Gold	BGM (100%)	4/16/2014	2/28/2030	97.64	Osisko Gold Royalties Ltd. (4%)
1033404	Mineral Claim	Cariboo Gold	BGM (100%)	4/16/2014	2/28/2030	136.67	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	198

1028446	Mineral Claim	Cariboo Gold	BGM (100%)	5/23/2014	2/28/2030	19.52	Osisko Gold Royalties Ltd. (4%)
1028453	Mineral Claim	Cariboo Gold	BGM (100%)	5/23/2014	2/28/2030	19.52	Osisko Gold Royalties Ltd. (4%)
1028454	Mineral Claim	Cariboo Gold	BGM (100%)	5/23/2014	2/28/2030	78.08	Osisko Gold Royalties Ltd. (4%)
1028464	Mineral Claim	Cariboo Gold	BGM (100%)	5/23/2014	2/28/2030	175.33	Osisko Gold Royalties Ltd. (4%)
1029935	Mineral Claim	Cariboo Gold	BGM (100%)	7/30/2014	2/28/2030	19.49	Osisko Gold Royalties Ltd. (4%), Timothy A. Young (643990 B.C. Ltd.) (partial) (2.5%)
1033303	Mineral Claim	Cariboo Gold	BGM (100%)	1/11/2015	2/28/2030	19.52	Osisko Gold Royalties Ltd. (4%)
1038243	Placer Claim	Cariboo Gold	BGM (100%)	8/28/2015	8/26/2021	213.66	Osisko Gold Royalties Ltd. (4%)
1039381	Mineral Claim	Cariboo Gold	BGM (100%)	10/18/2015	2/28/2030	19.52	Osisko Gold Royalties Ltd. (4%)
1042111	Placer Claim	Cariboo Gold	BGM (100%)	2/17/2016	10/13/2020	174.75	Osisko Gold Royalties Ltd. (4%)
1042112	Placer Claim	Cariboo Gold	BGM (100%)	2/17/2016	10/13/2020	58.26	Osisko Gold Royalties Ltd. (4%)
1042345	Mineral Claim	Cariboo Gold	BGM (100%)	2/26/2016	2/28/2030	1798.94	Osisko Gold Royalties Ltd. (4%)
1042346	Mineral Claim	Cariboo Gold	BGM (100%)	2/26/2016	2/28/2030	1933.33	Osisko Gold Royalties Ltd. (4%)
1042347	Mineral Claim	Cariboo Gold	BGM (100%)	2/26/2016	2/28/2030	1932.17	Osisko Gold Royalties Ltd. (4%)
1042348	Mineral Claim	Cariboo Gold	BGM (100%)	2/26/2016	2/28/2030	1351.80	Osisko Gold Royalties Ltd. (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	199

APPENDIX II - LIST OF PLACER CLAIMS AND LEASES

(as of September 28, 2020)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	200

TENURE ID	TENURE DESCRIPTION	CLAIM NAME	OWNER 1 NAME	ISSUE DATE	GOOD TO DATE	AREA (HA)	ROYALTIES
367303	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	2/5/1999	2/5/2021	161.77	NA
370373	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	10/19/1999	10/19/2020	46.26	NA
384442	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	5/15/2001	5/15/2021	254.86	NA
394333	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	8/19/2002	8/19/2021	518.80	NA
395284	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	8/28/2002	8/28/2021	524.70	NA
396850	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	1/20/2003	1/20/2021	271.10	NA
401342	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	5/16/2003	5/16/2021	124.55	NA
401340	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	5/16/2003	5/16/2021	17.00	NA
401442	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	5/16/2003	5/16/2021	282.36	NA
404854	Lease of Placer Minerals		BARKERVILLE GOLD MINES LTD.	11/24/2003	11/24/2020	29.10	NA
514441	Placer Lease		BARKERVILLE GOLD MINES LTD.	6/13/2005	6/13/2021	104.80	NA
541435	Placer Lease		BARKERVILLE GOLD MINES LTD.	9/15/2006	9/15/2021	24.76	NA
545967	Placer Lease		BARKERVILLE GOLD MINES LTD.	11/27/2006	11/27/2020	35.69	NA
560453	Placer Cell Title Submission	STOUTS	BARKERVILLE GOLD MINES LTD.	6/11/2007	11/15/2020	19.43	NA
606644	Placer Cell Title Submission	ST. LAWRENCE	BARKERVILLE GOLD MINES LTD.	6/26/2009	11/15/2020	97.23	NA
839402	Placer Cell Title Submission	JUKES	BARKERVILLE GOLD MINES LTD.	12/1/2010	12/31/2020	19.41	NA
1038243	Placer Cell Title Submission	MUCHO ORO XI	BARKERVILLE GOLD MINES LTD.	8/28/2015	8/26/2021	213.66	NA
1042112	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	2/17/2016	10/13/2020	58.26	NA
1042111	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	2/17/2016	10/13/2020	174.75	NA
1045734	Placer Cell Title Submission	DEVO 1	BARKERVILLE GOLD MINES LTD.	8/3/2016	8/3/2021	38.80	NA
1046530	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	9/8/2016	9/8/2021	19.40	NA
1048024	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/24/2016	11/24/2020	19.40	NA
1049379	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	1/22/2017	1/22/2021	38.82	NA
1049537	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	1/27/2017	1/27/2021	19.43	NA
1050158	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	2/20/2017	2/20/2021	19.42	NA
1052277	Placer Cell Title Submission	WILLIAMS CREEK	BARKERVILLE GOLD MINES LTD.	5/31/2017	5/31/2021	19.41	NA

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	201

TENURE ID	TENURE DESCRIPTION	CLAIM NAME	OWNER 1 NAME	ISSUE DATE	GOOD TO DATE	AREA (HA)	ROYALTIES
1052361	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	6/4/2017	6/4/2021	38.80	NA
1052637	Placer Cell Title Submission	LOWHEE	BARKERVILLE GOLD MINES LTD.	6/18/2017	6/18/2021	19.42	NA
1055510	Placer Cell Title Submission	BGM 1	BARKERVILLE GOLD MINES LTD.	10/13/2017	10/13/2020	38.80	NA
1055674	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	10/20/2017	10/20/2020	19.42	NA
1057397	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	1/2/2018	10/18/2020	174.78	NA
1058336	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	2/6/2018	2/6/2021	19.42	NA
1058337	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	2/6/2018	2/6/2021	19.43	NA
1063142	Placer Cell Title Submission	MCARTHUR GULCH	BARKERVILLE GOLD MINES LTD.	9/16/2018	9/16/2021	19.41	NA
1063186	Placer Cell Title Submission	G&J RICH SLIVER	BARKERVILLE GOLD MINES LTD.	9/19/2018	5/19/2021	38.83	NA
1063528	Placer Cell Title Submission	G&J GULCH 2	BARKERVILLE GOLD MINES LTD.	10/2/2018	10/2/2021	38.85	NA
1063975	Placer Cell Title Submission	HIGH GRADE WELLS	BARKERVILLE GOLD MINES LTD.	10/22/2018	10/22/2020	19.41	NA
1064017	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	10/24/2018	10/24/2020	19.42	NA
1064016	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	10/24/2018	10/24/2020	19.41	NA
1064018	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	10/24/2018	10/24/2020	19.41	NA
1067277	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	3/17/2019	3/17/2021	19.41	NA
1068909	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	6/4/2019	6/4/2021	58.31	NA
1072073	Placer Cell Title Submission	GOLD RUSH	BARKERVILLE GOLD MINES LTD.	10/23/2019	7/17/2022	58.23	NA
1072331	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	58.32	NA
1072332	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	19.43	NA
1072334	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	19.43	NA
1072335	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	19.44	NA
1072336	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	19.44	NA
1072337	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	19.43	NA
1072338	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	19.43	NA
1072333	Placer Cell Title Submission		BARKERVILLE GOLD MINES LTD.	11/1/2019	11/1/2020	19.44	NA

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	202

APPENDIX III - CROWN-GRANTED MINERAL CLAIMS

(as of September 28, 2020)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	203

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-329-411	PD38	6294/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.2	Osisko (4%) and Franco Nevada Corporation (3%)
015-307-743	PC58828	3299/503	Charles John Seymour Baker	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.72	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-313	PD31	6287/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.9	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-330	PD32	6288/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.85	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-356	PD33	6289/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	4.58	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-372	PD34	6290/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	16.1	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-381	PD35	6291/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	7.66	Osisko (4%) and Franco Nevada Corporation (3%)
015-343-634	PD456	2683/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	20.56	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-402	PD37	6293/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	9.07	Osisko (4%) and Franco Nevada Corporation (3%)
015-306-992	PC58824	126/47	The British Columbia Milling and Mining Company (Limited)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	8.31	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-437	PD39	6295/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.7	Osisko (4%) and Franco Nevada Corporation (3%)
015-342-778	PD348	6433/635	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.05	Osisko (4%) and Franco Nevada Corporation (3%)
015-342-824	PD349	6434/635	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.98	Osisko (4%) and Franco Nevada Corporation (3%)
016-016-114	15203M	4609/717	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	5.41	Osisko (4%) and Franco Nevada Corporation (3%)
016-562-895	13459M	2685/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	1.95	Osisko (4%) and Franco Nevada Corporation (3%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	204

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
016-563-051	13460M	2686/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	7.49	Osisko (4%) and Franco Nevada Corporation (3%)
015-329-399	PD36	6292/633	William A. Simkins	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.15	Osisko (4%) and Franco Nevada Corporation (3%)
015-291-812	13456M	2682/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.89	Osisko (4%) and Franco Nevada Corporation (3%)
010-422-862	PB12572	2683/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	20.56	Osisko (4%) and Franco Nevada Corporation (3%)
004-056-582	BB1960681	41F/34	Unknown (Pre-Tantalis)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	5.59	Osisko (4%) and Franco Nevada Corporation (3%)
013-724-533	PC18150	8910/760	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	9.63	Osisko (4%) and Franco Nevada Corporation (3%)
015-291-685	13451M	2677/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.61	Osisko (4%) and Franco Nevada Corporation (3%)
015-291-723	13452M	2678/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.88	Osisko (4%) and Franco Nevada Corporation (3%)
015-291-766	13453M	2679/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.9	Osisko (4%) and Franco Nevada Corporation (3%)
015-307-425	PC58826	3302/504	Charles John Seymour Baker	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.73	Osisko (4%) and Franco Nevada Corporation (3%)
015-291-804	13455M	2681/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	8.21	Osisko (4%) and Franco Nevada Corporation (3%)
015-307-000	PC58825	3301/504	Charles John Seymour Baker	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.69	Osisko (4%) and Franco Nevada Corporation (3%)
015-291-839	13458M	2684/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.09	Osisko (4%) and Franco Nevada Corporation (3%)
015-292-045	12368M	790/678	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.9	Osisko (4%) and Franco Nevada Corporation (3%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	205

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-292-096	19027M	8396/754	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	2.57	Osisko (4%) and Franco Nevada Corporation (3%)
015-292-274	9758M	6436/635	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.54	Osisko (4%) and Franco Nevada Corporation (3%)
015-292-347	9756M	6437/635	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	7.75	Osisko (4%) and Franco Nevada Corporation (3%)
015-292-363	9757M	6435/635	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.86	Osisko (4%) and Franco Nevada Corporation (3%)
015-307-751	PC58829	3300/503	Charles John Seymour Baker	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.76	Osisko (4%) and Franco Nevada Corporation (3%)
015-291-791	13454M	2680/697	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	8.22	Osisko (4%) and Franco Nevada Corporation (3%)
015-307-727	PC58827	3298/503	Charles John Seymour Baker	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.8	Osisko (4%) and Franco Nevada Corporation (3%)
018-856-870	CA801713	4215/55	Ada Jane Bruce Mason	BARKERVILLE GOLD MINES LTD.	WHARF RESOURCES LTD.	0.19	Osisko (4%) - pending registration
013-699-202	PC17190	6210/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	1.15	Osisko (4%)
015-307-603	PC58843	2085/130	The Oriole Syndicate Limited	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.12	Osisko (4%)
013-699-326	PC17193	8323/654	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	6.32	Osisko (4%)
013-699-288	PC17192	5448/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	3.97	Osisko (4%)
013-699-253	PC17191	420/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	3.85	Osisko (4%)
013-699-181	PC17189	6209/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	16.73	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	206

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
013-699-172	PC17205	6208/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17	Osisko (4%)
013-699-148	PC17188	6207/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.37	Osisko (4%)
008-222-762	PD44700	6206/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	WELLS HISTORICAL SOCIETY, INC.	BARKERVILLE GOLD MINES LTD.	0.09	Osisko (4%)
016-292-987	PD30176	5433/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.05	Osisko (4%)
004-086-902	PT5234, PC16247	30F	John Lauyon, Michael Driscoll and William P. Williams	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	2.16	Osisko (4%)
015-307-654	PC58844	2088/130	The Oriole Syndicate Limited	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	11.99	Osisko (4%)
004-087-054	PT5232, PC16245	39F	Robert Johus and George Henry Johus	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	1.53	Osisko (4%)
015-289-800	W21851	211/673	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	6.67	Osisko (4%)
015-287-131	U40874	6211/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.73	Osisko (4%)
015-286-649	S28511	3925/510	Laurent Muller	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.68	Osisko (4%)
015-194-183	U40877	5434/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	8.92	Osisko (4%)
015-194-167	U40878	5435/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.57	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	207

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-194-141	U40875	5437/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13	Osisko (4%)
015-194-116	U40879	5438/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.94	Osisko (4%)
015-194-027	U40880	5440/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.76	Osisko (4%)
015-193-985	U40881	5441/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.04	Osisko (4%)
008-218-722	Y31875	6206/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.61	Osisko (4%)
015-307-662	PC58845	2087/130	The Oriole Syndicate Limited	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.27	Osisko (4%)
013-699-652	PC17203	422/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.84	Osisko (4%)
013-700-740	PC17208	5974/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.22	Osisko (4%)
013-700-731	PC17207	5973/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	9.81	Osisko (4%)
013-700-715	PC17206	5972/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.04	Osisko (4%)
013-700-367	PC17223	5312/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.56	Osisko (4%)
013-700-162	PC17222	428/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.04	Osisko (4%)
013-699-903	PC17221	427/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.57	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	208

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
013-699-822	PC17220	426/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.05	Osisko (4%)
013-699-784	PC17219	425/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.05	Osisko (4%)
013-699-733	PC17218	424/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.9	Osisko (4%)
004-086-872	PT5233, PC16246	20F/34	Hilaire Molleur, Angelo Pendola, Olivier D'Arpentigny and Alexanfder Garant	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	9.55	Osisko (4%)
013-699-695	PC17204	423/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.91	Osisko (4%)
014-385-686	CA3322189	5439/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	14.79	Osisko (4%)
013-699-598	PC17202	421/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	16.56	Osisko (4%)
013-699-563	PC17201	6527/636	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.74	Osisko (4%)
013-699-539	PC17200	6218/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.83	Osisko (4%)
013-699-491	PC17199	6217/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.99	Osisko (4%)
013-699-440	PC17198	6216/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.77	Osisko (4%)
013-699-415	PC17197	6215/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.81	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	209

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
013-699-393	PC17196	6214/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	16.36	Osisko (4%)
013-699-385	PC17195	6213/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.15	Osisko (4%)
013-699-369	PC17194	6212/633	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.57	Osisko (4%)
004-087-097	PT5235, PC16248	38F	William Sauders and Edward Collins Neufelder	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	1.29	Osisko (4%)
013-699-709	PC17217	461/675	Cariboo Amalgamated Gold Mines Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.55	Osisko (4%)
015-193-942	U40885	5445/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	1.17	Osisko (4%)
015-151-417	PC54221	6966/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	13.13	Osisko (4%)
015-151-450	PC54222	6967/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	20.9	Osisko (4%)
015-151-557	PC54228	6794/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.84	Osisko (4%)
015-151-590	PC54229	6795/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	8.54	Osisko (4%)
015-151-697	PC54230	6712/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	7.17	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	210

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-151-727	PC54231	6796/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.88	Osisko (4%)
015-151-794	PC54232	6797/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.91	Osisko (4%)
015-151-859	PC54223	6957/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.66	Osisko (4%)
015-193-977	U40882	5442/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.48	Osisko (4%)
008-801-908	CA3322180	35/36	The British Columbia Milling and Mining Company (Limited)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	8.36	Osisko (4%)
015-193-951	U40884	5444/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	16.11	Osisko (4%)
015-151-093	PC54218	6963/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	19.23	Osisko (4%)
015-193-934	U40886	5446/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.17	Osisko (4%)
015-193-845	U40887	5447/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.64	Osisko (4%)
015-152-405	PC54217	6792/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.85	Osisko (4%)
015-152-367	PC54216	6791/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.98	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	211

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-152-341	PC54215	6790/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.87	Osisko (4%)
015-152-294	PC54214	6789/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.9	Osisko (4%)
015-152-103	PC54213	6788/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.08	Osisko (4%)
015-152-049	PC54227	6968/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.99	Osisko (4%)
015-151-999	PC54226	6962/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.91	Osisko (4%)
015-151-930	PC54225	6961/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	8.08	Osisko (4%)
015-193-969	U40883	5443/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.95	Osisko (4%)
015-135-021	W21838	9416/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.32	Osisko (4%)
015-151-905	PC54224	6960/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.8	Osisko (4%)
014-385-759	CA3322179	35/36	The British Columbia Milling and Mining Company (Limited)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	8.09	Osisko (4%)
014-982-013	CA3322181	35/36	The British Columbia Milling and Mining Company (Limited)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	8.27	Osisko (4%)
015-038-688	W21719	3268/154	John Pinkerton	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.8	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	212

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-133-702	W21889	6802/639	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.49	Osisko (4%)
015-133-991	W21853	9412/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.91	Osisko (4%)
015-134-792	W21849	9413/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.95	Osisko (4%)
015-134-806	W21842	9411/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.34	Osisko (4%)
015-134-911	W21839	6959/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	3.77	Osisko (4%)
015-134-954	W21843	9418/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	4.93	Osisko (4%)
015-151-301	PC54220	6965/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.13	Osisko (4%)
015-135-004	W21840	9415/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	11.78	Osisko (4%)
015-151-174	PC54219	6964/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	20.07	Osisko (4%)
015-135-039	W21854	9414/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.28	Osisko (4%)
015-135-055	W21837	6969/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.01	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	213

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
013-700-758	PC17209	5975/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.37	Osisko (4%)
015-150-470	PC54208	6793/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	20.08	Osisko (4%)
013-708-104	PC17233	5978/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.36	Osisko (4%)
015-150-640	PC54209	6798/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.3	Osisko (4%)
015-151-000	PC54210	6799/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	16.59	Osisko (4%)
015-151-018	PC54211	6800/638	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.9	Osisko (4%)
015-151-026	PC54212	6801/639	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.89	Osisko (4%)
014-385-643	CA3322188	5436/625	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	20.88	Osisko (4%)
015-134-971	W21841	9417/665	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.84	Osisko (4%)
015-282-155	15499M	4883/719	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.23	Osisko (4%)
013-708-074	PC17225	5315/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.51	Osisko (4%)
015-384-586	12073M	382/674	Frederick James Tregillus and Thomas Albert Blair	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	17.2	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	214

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-292-509	12075M	386/674	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	19.07	Osisko (4%)
015-292-312	11510M	9496/665	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.48	Osisko (4%)
015-292-304	11956M	214/673	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	14.35	Osisko (4%)
015-291-537	12080M	383/674	Frederick James Tregillus and Thomas Albert Blair	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.87	Osisko (4%)
015-291-481	12079M	389/674	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	8.63	Osisko (4%)
015-291-448	12078M	384/674	Thomas Albert Blair	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	15.06	Osisko (4%)
015-291-413	12077M	388/674	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.38	Osisko (4%)
015-939-201	11508M	9493/665	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.84	Osisko (4%)
015-289-681	CA4347921	385/674	Frederick James Tregillus	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	8.2	Osisko (4%)
015-939-243	PD15664	9498/665	Frederick James Tregillus and Albert James Blair	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	1.87	Osisko (4%)
015-282-147	15497M	4881/719	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.07	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	215

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-282-104	15496M	4880/719	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	0.09	Osisko (4%)
015-282-082	15495M	4879/719	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	1.99	Osisko (4%)
015-282-074	15494M	4878/719	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.02	Osisko (4%)
013-724-631	PC18148	215/673	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	11.77	Osisko (4%)
013-724-541	PC18149	216/673	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	19.34	Osisko (4%)
013-724-509	PC18151	4882/719	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.12	Osisko (4%)
004-056-787	CA4347919	4B/35	Unknown (Pre-Tantalis)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	5.14	Osisko (4%)
004-056-752	CA4347922	32F	Lewis Wintrip	BARKERVILLE GOLD MINES LTD.	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	32.97	Osisko (4%)
004-056-736	CA6623292	1B/35	Unknown (Pre-Tantalis)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	4.85	Osisko (4%)
015-291-391	12076M	387/674	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.7	Osisko (4%)
015-361-225	PD717	1192/682	Cariboo Consolidated Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	7.55	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	216

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-282-163	31938M	8766/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	5.27	Osisko (4%)
015-360-211	PD703	8765/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.74	Osisko (4%)
015-360-202	PD704	8764/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.6	Osisko (4%)
015-360-172	PD705	8763/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.24	Osisko (4%)
015-359-891	PD706	8762/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.26	Osisko (4%)
015-359-786	PD707	8761/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.74	Osisko (4%)
015-361-403	PD712	1187/682	Cariboo Consolidated Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.22	Osisko (4%)
015-361-373	PD713	1188/682	Cariboo Consolidated Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	2.84	Osisko (4%)
015-361-322	PD714	1189/682	Cariboo Consolidated Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.85	Osisko (4%)
015-939-197	11509M	9495/665	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.86	Osisko (4%)
015-361-233	PD716	1191/682	Cariboo Consolidated Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	12.18	Osisko (4%)
008-218-803	CA3393918	5313/624	Island Mountain Mines Company Limited (Non-Personal Liability)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	21.54	Osisko (4%)
015-360-971	PD718	1193/682	Cariboo Consolidated Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	16.12	Osisko (4%)
013-700-871	PC17215	8767/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.73	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	217

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
004-078-632	FB503371	5F/34	John Bowron, Daniel Carey, Andrew Fletcher, Wesley Hall, William Jeffares, John McAlister, Donald McEwen, Archibald McNaughton, John Munroe, Alexander Munroe and Felix Neufelder	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	16.26	Osisko (4%) - pending registration
004-078-608	CA5682814	35F/34	Robert Druikall	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	22.91	Osisko (4%)
015-939-324	PD15661	9497/665	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	15.9	Osisko (4%)
015-939-278	PD15660	9494/665	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	12.1	Osisko (4%)
015-939-235	PD15663	9498/665	Frederick James Tregillus and Thomas Albert Blair	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	1.9	Osisko (4%)
013-614-941	PC17398	213/673	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	10.58	Osisko (4%)
015-939-375	PD15662	9497/665	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	15.92	Osisko (4%)
015-939-251	PD15660	9494/665	Frederick James Tregillus	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA, MINISTER RESPONSIBLE FOR THE HERITAGE CONSERVATION ACT	BARKERVILLE GOLD MINES LTD.	12.07	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	218

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
015-361-276	PD715	1190/682	Cariboo Consolidated Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.28	Osisko (4%)
013-707-906	PC17231	5323/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.29	Osisko (4%)
013-708-139	PC17239	5982/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.16	Osisko (4%)
013-708-121	PC17235	5980/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.07	Osisko (4%)
013-708-112	PC17234	5979/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.26	Osisko (4%)
018-685-056	CA6190280	1036/97	Archibald McIntyre	BARKERVILLE GOLD MINES LTD.	WHARF RESOURCES LTD. / HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	0.15	Osisko (4%)
013-708-091	PC17232	5977/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.13	Osisko (4%)
015-134-008	W21852	6958/640	The Cariboo Gold Quartz Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	5.12	Osisko (4%)
013-708-066	PC17251	5989/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	6.27	Osisko (4%)
013-708-058	PC17250	5988/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	7.81	Osisko (4%)
013-707-965	PC17248	5987/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	1.87	Osisko (4%)
004-056-710	CA6623323	1F/34	George Truman, George W. Robinson, Felix Neufelder, A. Coutts, John Jordan, Frederick Steritry and P. Manetta	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	14.65	Osisko (4%)
013-707-914	PC17247	5320/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	14.25	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	219

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
013-708-198	PC17244	5985/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	1.13	Osisko (4%)
013-707-892	PC17229	5319/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	1.69	Osisko (4%)
015-332-438	8407M	1036/97	Archibald McIntyre	THE LOWHEE MINING COMPANY LIMITED (NON-PERSONAL LIABILITY) (FORFEITED TO CROWN)	BARKERVILLE GOLD MINES LTD.	83.25	Osisko (4%) - pending registration
004-933-206	CA71100	2517/101	Mary Agnes Mason (transferred to Lowhee Mining Co. Ltd.)	CLIFFORD CECIL COLLINS	BARKERVILLE GOLD MINES LTD.	0.76	Osisko (4%) - pending registration
014-997-347	CA4769286	2517/101	Mary Agnes Mason (transferred to Lowhee Mining Co. Ltd.)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.64	Osisko (4%) - pending registration
013-707-884	PC17227	5317/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.43	Osisko (4%)
013-707-876	PC17226	5316/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.69	Osisko (4%)
013-707-868	PC17224	5314/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.21	Osisko (4%)
013-707-850	PC17230	5322/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	0.19	Osisko (4%)
013-700-880	PC17216	8768/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.85	Osisko (4%)
013-700-863	PC17214	8772/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	13.66	Osisko (4%)
013-700-847	PC17213	8771/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	7.93	Osisko (4%)
013-700-839	PC17212	8770/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	19.17	Osisko (4%)
013-700-812	PC17211	8769/858	Barkerville Mining Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.42	Osisko (4%)
013-707-922	PC17228	5318/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.77	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	220

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
004-078-543	CA3322186	2F/34	William Andrew Meacham and Ithiel Blake Mason	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	9.73	Osisko (4%)
013-700-791	PC17210	5976/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.88	Osisko (4%)
004-086-627	CA3393199	2B/35	Unknown (Pre-Tantalis)	BARKERVILLE GOLD MINES LTD.	NONE	8.92	Osisko (4%)
017-589-517	CA4545743	2517/101	Mary Agnes Mason (transferred to Lowhee Mining Co. Ltd.)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	1.99	Osisko (4%)
026-025-906	BB1991819	2517/101	Mary Agnes Mason (transferred to Lowhee Mining Co. Ltd.)	BARKERVILLE GOLD MINES LTD.	WHARF RESOURCES LTD.	0.16	Osisko (4%)
014-385-732	CA3322183	2517/101	Mary Agnes Mason (transferred to Lowhee Mining Co. Ltd.)	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	27.5	Osisko (4%)
014-385-741	CA3322182	535/92	The Oriole Syndicate Limited	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	17.14	Osisko (4%)
006-411-193	Y6522	2187/792	Dalby B. Morkill	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.87	Osisko (4%)
006-411-070	Y6521	2186/792	Dalby B. Morkill	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.13	Osisko (4%)
006-410-987	Y6520	2185/792	Dalby B. Morkill	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	11.18	Osisko (4%)
004-078-578	CA3322185	17F/34	William Boswell Steele, Thomas Bell, Angelo Pendola, Peter Manetta, Joseph Huot de St. Laurent, William H. Thompson, Olivier d'Arpentigny, Nicolas Cunio, James Boyce, John McLean, Angus McPherson and Isaac Birch Fisher	BARKERVILLE GOLD MINES LTD., GOLDEN CARIBOO RESOURCES LTD.	NONE	39.77	Osisko (4%)
013-708-163	PC17241	5983/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.13	Osisko (4%)
004-078-560	CA332187	42F	Philip Richard Taylor Leacy and John Butts	BARKERVILLE GOLD MINES LTD.	BARKERVILLE GOLD MINES LTD.	4.51	Osisko (4%)
013-708-180	PC17243	5984/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	18.75	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	221

PID	Title #	Crown Grant #	Original Crown Grant Issued To	Registered Owner in Fee Simple	Undersurface Rights Registered Owner	Area (ha)	Royalties
006-787-592	CA3322184	4215/55	Ada Jane Bruce Mason	BARKERVILLE GOLD MINES LTD.	WHARF RESOURCES LTD.	0.42	Osisko (4%)
013-708-201	PC17245	5986/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	5.1	Osisko (4%)
013-708-228	PC17237	5320/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	4.08	Osisko (4%)
013-708-023	PC17249	5988/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	6.48	Osisko (4%)
013-708-155	PC17240	5983/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	10.48	Osisko (4%)
013-708-171	PC17242	5984/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	7.83	Osisko (4%)
017-164-923	PC17236	5981/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	20.91	Osisko (4%)
013-708-236	PC17238	5321/624	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	15.72	Osisko (4%)
013-708-210	PC17246	5986/630	Island Mountain Mines Company Limited (Non-Personal Liability)	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	11.96	Osisko (4%)
013-614-959	24187M	213/673	Frederick James Tregillus	WILLIAMS CREEK GOLD LTD. (FORFEITED TO CROWN)	BARKERVILLE GOLD MINES LTD.	10.52	Osisko (4%)
006-411-215	Y6523	2188/792	Dalby B. Morkill	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF BRITISH COLUMBIA	BARKERVILLE GOLD MINES LTD.	17.61	Osisko (4%)

NI 43-101 Technical Report – Cariboo Gold Project – OCTOBER 2020	222